   As Filed With the Securities and Exchange Commission on February 23, 1995

                                                    Registration No. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      ACCEPTANCE INSURANCE COMPANIES INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                            6331                           31-0742926
 (State or other jurisdiction of          (Primary SIC CODE)             (I.R.S. Employer ID No.)
  incorporation or organization)
                                                                    William J. Gerber
                                                                     Vice President
               222 South 15th Street                              222 South 15th Street
                  Suite 600 North                                    Suite 600 North
               Omaha, Nebraska 68102                              Omaha, Nebraska 68102
                  (402) 344-8800                                     (402) 344-8800
(Address, Including Zip Code, and Telephone Number,  (Name, Address, Including Zip Code, and Telephone
  Including Area Code, of Registrant's Principal                         Number
                 Executive Offices)                    Including Area Code, of Agent For Service)

                            ------------------------

                                   Copies to:

                Donn E. Davis, Esq.                              Peter R. O'Flinn, Esq.
              Sylvester J. Orsi, Esq.                        LeBoeuf, Lamb, Greene & MacRae
              Crosby, Guenzel, Davis,                                    L.L.P.
                 Kessner & Kuester                                125 West 55th Street
         134 South 13th Street, Suite 400                     New York, New York 10019-5389
              Lincoln, Nebraska 68508                                (212) 424-8000
                  (402) 434-7300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of these securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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                                                                               PROPOSED
                                                              PROPOSED         MAXIMUM
        TITLE OF EACH CLASS                AMOUNT             MAXIMUM         AGGREGATE        AMOUNT OF
           OF SECURITIES                    TO BE          OFFERING PRICE      OFFERING       REGISTRATION
         TO BE REGISTERED               REGISTERED(1)       PER UNIT(2)        PRICE(2)           FEE
- ------------------------------------------------------------------------------------------------------------
     % Convertible Subordinated
  Notes due 2005...................      $69,000,000            100%         $69,000,000        $23,793
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.40 par value.......          (3)                N/A              N/A              N/A
- ------------------------------------------------------------------------------------------------------------
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

(1) Includes $9,000,000 principal amount of Notes that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee.

(3) Also being registered are such currently indeterminate number of shares of Common Stock as may be issuable upon or in connection with the conversion of the Notes being registered hereunder. No additional consideration will be received by Acceptance Insurance Companies Inc. for such shares.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                             CROSS-REFERENCE SHEET

                                                                    CAPTION OR
                ITEM OF FORM S-3                              LOCATION IN PROSPECTUS
- -------------------------------------------------   ------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front and Outside Back Cover Page;
                                                    Available Information; Incorporation of
                                                    Certain Documents by Reference; Table of
                                                    Contents
 3.    Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges........   Prospectus Summary; Certain Investment
                                                    Considerations; Selected Consolidated
                                                    Financial Data
 4.    Use of Proceeds...........................   Use of Proceeds
 5.    Determination of Offering Price...........   Underwriting
 6.    Dilution..................................   Not Applicable
 7.    Selling Security Holders..................   Not Applicable
 8.    Plan of Distribution......................   Underwriting
 9.    Description of Securities to be
       Registered................................   Description of Notes; Description of
                                                    Capital Stock
10.    Interests of Named Experts and Counsel....   Legal Matters
11.    Material Changes..........................   The Company; Management's Discussion and
                                                    Analysis of Financial Condition and
                                                    Results of Operations
12.    Incorporation of Certain Documents by
       Reference.................................   Incorporation of Certain Documents by
                                                    Reference
13.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................   Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1995

PROSPECTUS

                                  $60,000,000
                      ACCEPTANCE INSURANCE COMPANIES INC.
                       % CONVERTIBLE SUBORDINATED NOTES DUE 2005
     Interest Payable                         and
                               ------------------

     The Notes are convertible at any time prior to maturity, unless previously
redeemed, at the rate of $          principal amount (subject to adjustment) of
the Notes for each share of the common stock, par value $.40 ("Common Stock"), of the Company. See "Description of Notes -- Conversion Rights." Interest on the
Notes is payable semi-annually in arrears on each           and           ,
commencing                , 1995. On           , 1995, the closing sales price
of the Common Stock of the Company on the New York Stock Exchange ("NYSE")
(symbol "AIF") was $          per share.

     The Notes are redeemable at the option of the Company, in whole or in part,
on or after           , 1998, at the redemption prices set forth in this
Prospectus, plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption." In the event of a Change of Control which constitutes a Repurchase Event (each as defined herein) of the Company, each holder of Notes will have the right to require the Company to purchase such holder's Notes for a cash price equal to 100% of the principal amount thereof plus accrued interest to the date of purchase. See "Description of
Notes -- Rights to Require Repurchase of Notes upon Change of Control." The
Notes will mature on           , 2005. There will be no sinking fund.

     The Notes are unsecured obligations of the Company and are subordinated in right of payment to all current and future Senior Indebtedness (as defined herein) of the Company. In addition, because the Company itself is a holding company, the Notes will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries.

     The Company intends to apply for listing of the Notes on the NYSE. There can be no assurance that an active public market for the Notes will develop or be maintained after this offering (the "Offering").

     FOR A DISCUSSION OF CERTAIN RISKS AND OTHER FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "CERTAIN INVESTMENT CONSIDERATIONS."
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
             A CRIMINAL OFFENSE.

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- -------------------------------------------------------------------------------------------------------
                                         PRICE TO        UNDERWRITING DISCOUNTS       PROCEEDS TO
                                         PUBLIC(1)         AND COMMISSIONS(2)        COMPANY(1)(3)
- -------------------------------------------------------------------------------------------------------
Per Note..........................          100%                        %                      %
- -------------------------------------------------------------------------------------------------------
Total(4)..........................       $60,000,000         $                      $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from                   , 1995.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to reimburse certain out-of-pocket expenses of the Underwriters. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $500,000 and the expense reimbursement described above.

(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $9,000,000 principal amount of Notes to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $69,000,000, $         and $         , respectively. See "Underwriting."
                               ------------------

     The Notes are being offered by the several Underwriters named herein, subject to prior sale, when, as, and if accepted by them and subject to certain conditions. It is expected that the Notes offered hereby will be available for
delivery on or about           , 1995, at the offices of Smith Barney Inc., 388
Greenwich Street, New York, New York 10013.
                               ------------------

SMITH BARNEY INC.
                            ADVEST, INC.
                                           OPPENHEIMER & CO., INC.
               , 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

     THE COMPANY IS A HOLDING COMPANY WHICH OWNS DIRECTLY OR INDIRECTLY ALL THE OUTSTANDING SHARES OF CAPITAL STOCK OF CERTAIN INSURANCE COMPANY SUBSIDIARIES DOMICILED IN NEBRASKA, IOWA AND ARIZONA. THE NEBRASKA, IOWA AND ARIZONA INSURANCE LAWS PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF THESE INSURANCE COMPANY SUBSIDIARIES, UNLESS SUCH PERSON HAS GIVEN PRIOR WRITTEN NOTICE TO SUCH INSURANCE COMPANY SUBSIDIARIES AND RECEIVED THE PRIOR APPROVAL OF THE COMMISSIONER OF INSURANCE OF THE STATES OF NEBRASKA, IOWA AND ARIZONA. ANY PURCHASER OF 10% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY OR NOTES CONVERTIBLE INTO 10% OR MORE OF SUCH OUTSTANDING SHARES WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL UNLESS THE COMMISSIONER OF INSURANCE OF THE STATES OF NEBRASKA, IOWA AND ARIZONA, UPON APPLICATION, HAVE DETERMINED OTHERWISE.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Securities and Exchange Commission (the "Commission") (File No. 1-7461) and are incorporated in this Prospectus by reference and made a part hereof:

          1. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1993.

          2. The Company's Quarterly Report on Form 10-Q for the fiscal Quarter ended March 31, 1994.

          3. The Company's Quarterly Report on Form 10-Q for the fiscal Quarter ended June 30, 1994.

          4. The Company's Quarterly Report on Form 10-Q for the fiscal Quarter ended September 30, 1994.

          5. The description of the Company's capital stock contained in the Company's Registration Statement on Form 10, and any subsequently filed reports that amended such Registration Statement.

          6. The Company's Current Report on Form 8-K dated July 2, 1993, and amendments 1, 2, 3, 4 and 5 thereto on Form 8-K/A.

     All reports and definitive proxy or information statements filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the information incorporated by reference herein, except for the exhibits to such information unless such exhibits specifically are incorporated into such information. Requests should be directed to: Investor Relations, Acceptance Insurance Companies Inc., 222 South 15th Street, Suite 600 North, Omaha, Nebraska 68102.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. For a definition of certain terms used in this Prospectus, see "Glossary of Insurance Terms."

                                  THE COMPANY

     Acceptance Insurance Companies Inc. ("Acceptance" or the "Company") is engaged in the property and casualty insurance business concentrating on writing specialty coverages not generally emphasized by standard insurance carriers. The Company's principal insurance segments are (i) General Agency, which includes specialty automobile, surplus lines liability and substandard property, and complex products and professional liability coverages, distributed through general agents; (ii) Rural America, including crop insurance and traditional property and casualty products for the rural marketplace; (iii) Program, which includes transportation and workers' compensation coverages, written primarily through agents specializing in such coverage, and other focused insurance programs; and (iv) Non-Standard Automobile, which provides coverages for private passenger automobiles and is written principally in the southwestern United States.

     The Company's strategy has been to seek opportunities in the property and casualty insurance market where it believes it can achieve profitable results, often by taking advantage of capacity shortages or other dislocations in the market, and to develop those opportunities by attracting and supporting underwriters and other managers with proven expertise who have dedicated their careers to understanding a particular segment of the insurance industry. Acceptance's strategy has resulted in a diversified mix of insurance businesses, among which the Company's capital is allocated based on management's view as to where the best underwriting opportunities exist at any time. The Company seeks to limit its exposure to large losses by implementing strict underwriting standards and reinsurance programs tailored to the needs of its business lines.

     The Company has expanded its business both through internal growth and through acquisitions. The Company's most significant recent acquisition was its purchase in July 1993 of The Redland Group, Inc. ("Redland"), a leading writer of Multi-Peril Crop Insurance ("MPCI") and of crop hail insurance. Multi-Peril Crop Insurance is a federally-subsidized insurance program which is designed to provide farmers who suffer an insured crop loss due to the weather or other natural perils with the funds needed to continue operating and plant crops for the next growing season. For the year ended December 31, 1994, the Company wrote approximately $130 million in MPCI Premiums (as defined herein), making it the third largest writer of MPCI business in the country with an approximate 14% share of the market.

     The size of the national MPCI market is poised to increase in 1995 due to recent changes in law which may encourage more farmers to participate in the MPCI program and thereby increase the number of farm acres insured. The Company believes that it is well-positioned to take advantage of an increase in the size of the national MPCI market, due to its experience and market penetration. In addition, the profit sharing formula for MPCI business has been revised by the federal government for 1995 and 1996 in a manner which increases the potential profitability of that business for the Company. However, no assurance can be given that an increase in market size will in fact occur or that any of the foregoing changes will result in profitable growth for the Company. For further information about the Company's MPCI business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General," "Certain Investment Considerations -- Crop Program Considerations," and
"Business -- Rural America" and "-- Multi-Peril Crop Insurance Program."

     The Company markets its insurance products through approximately 120 general agents and over 9,000 independent agents. The Company's objective is to be able to write business on both an admitted and a non-admitted basis in each state in which it operates. The Company believes that this ability is a competitive advantage since certain lines of specialty insurance can be written more effectively on a non-admitted, or excess and surplus lines, basis. The Company's insurance subsidiaries write business in 48 states, the District of Columbia and the Virgin Islands, with 62% of net premiums written during the nine months ended September 30, 1994 on a non-admitted basis and 38% written on an admitted basis.

     The Company's net premiums written totaled $173.7 million for the nine months ended September 30, 1994, an increase of 74.7% over $99.4 million written during the same period in 1993. This increase resulted primarily from the acquisition of Redland in July 1993 and a significant increase in business written in the Company's General Agency segment following the hiring in August 1993 of four experienced executives who previously served a large specialty insurer. For the 1994 nine month period, the Company's net income increased to $13.2 million from $5.4 million in the 1993 period, primarily as a result of increased profits from the Company's MPCI business. The Company's statutory combined ratio was 97.9% for the nine months ended September 30, 1994 as compared to 109.8% for the property and casualty industry for the same period. For a discussion of the accounting treatment of the Company's MPCI business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     Each of the Company's principal insurance company operations which are rated carry an A- (Excellent) rating by A.M. Best Company, Inc. ("A.M. Best"). A.M. Best bases its ratings upon factors that concern policyholders and agents and not upon factors concerning investor protection.

     The Company's financial results were substantially impacted during the years 1990 to 1992 by a series of transactions designed to restructure and phase out certain non-insurance operations and improve the capital position of its insurance operations. Commencing in the third quarter of 1992, the Company's insurance operations became its sole focus under the leadership of its current Chairman and Chief Executive Officer, Kenneth C. Coon, co-founder in 1979 of one of the Company's principal insurance operations. See "The Company," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects of Prior Non-Insurance Operations."

                                  THE OFFERING

Securities Offered............   $60,000,000 aggregate principal amount of   %
                                 Convertible Subordinated Notes (the "Notes")
                                 due           , 2005. ($69,000,000 aggregate
                                 principal amount if the Underwriters'
                                 over-allotment option is exercised in full.)

Interest......................     % per annum, payable semi-annually in arrears
                                 on each           and           , commencing
                                           , 1995.

Conversion....................   The Notes are convertible into shares of Common
                                 Stock of the Company at any time prior to
                                 maturity unless previously redeemed, at a
                                 conversion price of $     per share, subject to
                                 adjustment in certain events.

Subordination.................   The Notes are subordinated in right of payment
                                 to all present and future Senior Indebtedness
                                 (as defined herein) of the Company. The Notes will also be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. The indenture governing the Notes will not restrict the Company or its subsidiaries from incurring additional Senior
                                 Indebtedness or other indebtedness or
                                 obligations.

Optional Redemption...........   The Notes may be redeemed at the option of the
                                 Company, in whole or in part, at any time on or
                                 after             , 1998, initially at      %
                                 of their principal amount declining annually to 100% of their principal amount on or after
                                             , 2004, in each case together with
                                 accrued interest to the date of redemption.
                                 There is
                                 no mandatory redemption of the Notes and no sinking fund requirement.

Repurchase Rights.............   In the event of a Change of Control of the
                                 Company (as defined herein) which constitutes a Repurchase Event (as defined herein), each holder of Notes will have the right to require the Company to repurchase outstanding Notes held by such holder at 100% of the principal amount of such Notes, plus accrued and unpaid interest to the date of such repurchase.

Use of Proceeds...............   The net proceeds of the Offering are estimated
                                 at approximately $57.6 million (approximately
                                 $66.3 million if the Underwriters'
                                 over-allotment option is exercised in full).
                                 The net proceeds will be used to contribute an aggregate of approximately $40 million of capital to certain of the Insurance Companies
                                 (as defined herein), to reduce outstanding debt under the Company's revolving credit facility
                                 (the "Revolving Credit Facility") by
                                 approximately $17 million and for working capital and general corporate purposes. See
                                 "Use of Proceeds."

Listing.......................   The Company intends to apply for listing of the
                                 Notes on the NYSE. The Common Stock is traded on the NYSE under the symbol "AIF."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary consolidated financial information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                             FOUR MONTHS
                             NINE MONTHS ENDED                   YEARS ENDED                    ENDED
                               SEPTEMBER 30,                     DECEMBER 31,                 DECEMBER     YEARS ENDED AUGUST 31,
                           ---------------------     ------------------------------------        31,       ----------------------
                           1994(1)      1993(1)      1993(1)        1992           1991        1990(2)       1990        1989
                           --------     --------     --------     --------       --------    -----------    -------     -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA

Insurance Revenues:
  Gross premiums
    written............... $361,147     $179,494     $256,042     $152,091       $104,853      $25,563      $38,985     $    --
                           ========     ========     ========     ========       ========    ============   =======     =======
  Net premiums written.... $173,732     $ 99,435     $137,505     $ 84,085       $ 62,982      $16,627      $36,940     $    --
                           ========     ========     ========     ========       ========    ============   =======     =======
  Net premiums earned..... $148,119     $ 88,948     $128,082     $ 79,164       $ 65,164      $23,362      $27,948     $    --
  Net investment income...    9,082        7,474       10,467        8,220          6,103        2,518        3,145          --
  Net realized capital
    gains.................      499        1,788        2,250        1,046          1,953        1,004          616          --
  Agency income...........    2,639        2,998        4,119        3,992          1,645           --           --          --
                           --------     --------     --------     --------       --------    -----------    -------     -------
    Insurance revenues....  160,339      101,208      144,918       92,422         74,865       26,884       31,709          --
Non-insurance revenues....      148          266          377        2,610          5,824        1,498        1,870          --
                           --------     --------     --------     --------       --------    -----------    -------     -------
Total revenues............  160,487      101,474      145,295       95,032         80,689       28,382       33,579          --
Operating profit (loss)...   12,539        7,926       10,566        4,641          1,182        1,063       (2,423)     (4,188)
Net income (loss) from
continuing
  operations(3)........... $ 13,249     $  5,434     $  7,586     $   (826)(4)   $(23,110)(5)   $ (832)     $(5,658)    $(5,679)
                           ========     ========     ========     ========       ========    ============   =======     =======
Net income (loss) from
continuing operations per
share:
  -- Primary.............. $   1.12     $   0.66     $   0.86     $  (0.24)      $  (6.78)(5)   $ (0.25)    $ (1.82)    $ (2.68)
  -- Fully diluted........     1.09         0.64         0.85        (0.24)         (6.78)(5)     (0.25)      (1.82)      (2.68)
SAP Ratios(6)
  Loss ratio..............     72.3%        76.5%        75.6%        75.8%(4)       72.2%        73.4%
  Expense ratio...........     25.6         23.9         29.3         29.3           28.7         26.3
                           --------     --------     --------     --------       --------    -----------
  Combined ratio..........     97.9%       100.4%       104.9%       105.1%         100.9%        99.7%
                           ========     ========     ========     ========       ========    ============

                                                                                               SEPTEMBER 30, 1994
                                                                                            ------------------------
                                                                                                             AS
                                                                                             ACTUAL      ADJUSTED(7)
                                                                                            --------     -----------
BALANCE SHEET DATA:
  Investments.............................................................................  $227,388      $ 321,413
  Total assets............................................................................   555,165        651,565
  Loss and loss adjustment expense reserves...............................................   229,080        229,080
  Unearned premiums.......................................................................    91,664         91,664
  Borrowings and term debt................................................................    29,000         72,000
  Stockholders' equity....................................................................   102,451        155,838
  Statutory surplus of Insurance Companies(6).............................................    87,107        165,407
Ratio of earnings to fixed charges (for nine months ended on date indicated)..............       7.6x           6.7x(8)

- -------------------------
(1) For a discussion of the accounting treatment of the Company's MPCI business, the results of which are included in the periods indicated, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(2) Effective September 1, 1990, the Company changed its fiscal year end from August 31 to December 31.

(3) Does not include amounts relating to discontinued operations recorded primarily in 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects of Prior Non-Insurance Operations."

(4) Operating profit was reduced in 1992 by the strengthening of reserves in the amount of approximately $2.1 million on two lines of insurance and $1.7 million of incurred losses relating to Hurricanes Andrew and Iniki. The strengthening of reserves and hurricane losses accounted for 4.8% of the loss ratio for 1992.

(5) Included in loss from continuing operations for the year ended December 31, 1991, is a non-cash charge of $15,300,000, or $4.49 per share, to reduce the Company's equity investment in real estate operations to estimated net realizable value, incurred as part of the restructuring of certain prior non-insurance operations. See "The Company."

(6) Statutory data have been derived from the separate financial statements of the Company's insurance subsidiaries prepared in accordance with SAP. The ratios shown for 1990 are calculated on a calendar year basis.

(7) This column is adjusted to give effect to this Offering and the application of the net proceeds therefrom and to the application of the $53.4 million net proceeds of the exercise of certain Common Stock purchase warrants on December 1, 1994.

(8) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness and the interest component of rent expense.

                                  THE COMPANY

FORMATION AND EARLY YEARS OF ACCEPTANCE INSURANCE

     Acceptance Insurance Company ("Acceptance Insurance"), one of the Company's two principal insurance subsidiaries, was founded in 1979 by Gary O. Gross and Kenneth C. Coon, the current Chairman and Chief Executive Officer of the Company. Acceptance Insurance initially focused on writing specialty property and casualty insurance coverages through general agents, primarily on an excess and surplus lines basis.

     In addition to its growth in existing lines, Acceptance Insurance began to seek new lines of business through strategic acquisitions, joint ventures with other experienced insurance managers and new marketing partnerships. In 1988 Acceptance Insurance formed a joint venture with Statewide Insurance Corporation ("Statewide") to write non-standard automobile coverages through Phoenix Indemnity Insurance Company ("Phoenix Indemnity"), an insurer which was initially 80% owned by the Company and 20% by Statewide. Statewide was a managing general agent which had developed non-standard automobile business in the southwestern United States since the mid-1960's. In the same year, Acceptance Insurance formed Acceptance Indemnity Insurance Company ("Acceptance Indemnity") to write focused workers' compensation programs in a joint venture with specialized claims managers in Minnesota. Additionally, in late 1991, Acceptance Insurance acquired a transportation program business which had been developed by experienced managers of the long haul trucking insurance business of a large multi-line company.

     Acquisition by Stoneridge Resources, Inc. Following the death of co-founder Gary O. Gross in 1987, his descendants were receptive to suggestions which would provide liquidity for their ownership interest in Acceptance Insurance. This search eventually led to the acquisition in 1990 of Acceptance Insurance by the Company, which at such time was known as Stoneridge Resources, Inc. ("Stoneridge"). At the time Stoneridge acquired Acceptance Insurance, Stoneridge was involved in certain non-insurance operations which included real estate and citrus businesses principally in Florida. As described below, these non-insurance operations were restructured and largely phased out by mid-1992. Despite the change in ownership, the senior management and insurance operating strategies of Acceptance Insurance remained virtually unchanged following the acquisition by the Company.

NON-INSURANCE OPERATIONS AND RESTRUCTURING

     Shortly after Stoneridge acquired Acceptance Insurance, Stoneridge's real estate and citrus operations suffered from unrelated business setbacks. In response, the Board of Directors decided to restructure the Company and operate solely as a holding company of the insurance business. The Company turned to the management of Acceptance Insurance, led by Kenneth C. Coon, for its new direction. In 1991 and 1992 the Company classified as discontinued operations and sold its citrus operations to reduce debt at the holding company level. Further, the Company took a charge to continuing operations in 1991 of $15.3 million to write down the value of its principal real estate holdings to their estimated net realizable value, and in 1992 renamed itself Acceptance Insurance Companies Inc. At September 30, 1994, the Company's remaining interest in such principal real estate holdings had a carrying value of $5.2 million.

     Capital Additions. As part of its restructuring, in early 1993 the Company completed an equity rights offering and used the net proceeds of $31.2 million to pay down debt incurred in its acquisition of Acceptance Insurance and add capital to the insurance company operations. As part of the equity rights offering, approximately 4.85 million warrants to purchase Common Stock were issued (the "Warrants"), each Warrant providing for the purchase of Common Stock at $11.00 per share. On December 1, 1994, the Company received net proceeds of approximately $53.4 million from the exercise by holders of the Warrants following a call by the Company to redeem the Warrants. Of such amount, $38 million was used to increase the surplus of certain of the Insurance Companies (as defined herein).

CONTINUED EXPANSION OF INSURANCE OPERATIONS

     The insurance operations of the Company continued to develop and expand through strategic acquisitions and the addition of experienced underwriters and other managers with proven expertise in certain specialty lines, both during and after the transition period during which the Company phased out its non-insurance operations. In 1991, Acceptance Insurance began writing complex products and professional liability risks through Acceptance Risk Managers, Inc. ("ARM"), an independent general agency formed by two individuals with significant expertise in underwriting difficult-to-place liability risks. In July 1993, the Company acquired Redland, an Iowa based property and casualty group specializing in Multi-Peril Crop Insurance and crop hail insurance. Redland is discussed further below. In the same year, the Company expanded its General Agency segment by hiring four experienced executives who previously served a large national specialty insurer. This group brought significant underwriting expertise and agency contacts to the Company, especially in excess and surplus lines liability and substandard property coverages, and was responsible for an increase in gross premiums written in these lines to approximately $60 million in 1994 from approximately $20 million in 1993. In April 1994, the Company acquired Statewide, which has acted as the exclusive general agent for the Company's non-standard automobile insurance business since the formation of Phoenix Indemnity, and by so doing acquired the remaining 20% interest it did not own in Phoenix Indemnity.

     Acquisition of Redland. Redland's insurance business was founded in 1979 by John P. Nelson, an experienced property and casualty underwriter and the current President and Chief Operating Officer of the Company, to write crop hail insurance and other insurance products marketed to the rural community through rural agents. Redland began offering Multi-Peril Crop Insurance after the establishment of the MPCI program under the Federal Crop Insurance Act in 1980.

     Multi-Peril Crop Insurance is a federally-subsidized insurance program which offers farmers insurance against substantially all natural perils that damage crops. The MPCI program is designed to provide farmers who suffer insured crop loss due to the weather or other natural perils with the funds needed to continue operating and plant crops for the next growing season. Farmers purchase crop insurance, including MPCI, to meet risk management needs and are often encouraged or required to do so by their lenders.

     Although the Company writes MPCI business in 37 states, a significant portion (approximately 34% for 1994) of the business upon which the Company retains risk after federal reinsurance is written in Iowa and Nebraska. These states have historically had more consistent crop yields due in part to advantageous weather conditions and the high percentage of farm acres with irrigation systems. In addition, the two leading crops in these states are corn and soybeans, which the Company believes may be less likely to suffer losses than other, less hardy crops. The Company has crop yield history information on over 100,000 farms in the United States which it utilizes in its MPCI business.

     Redland experienced strong growth in its MPCI business beginning in 1989 after severe droughts in the Midwest during the prior year destroyed a significant part of the soybean and corn crops of midwestern farmers. However, Redland's profits suffered in 1992 and 1993 due primarily to unusual weather in the Midwest, including severe hail storms in 1992 and 1993 and unprecedented flooding and a cool, wet growing season in 1993. Partly in order to obtain needed capital, in 1993 Redland agreed to be acquired by the Company.

     Since acquiring Redland, the Company has contributed capital to Redland's principal insurance subsidiary, Redland Insurance Company ("Redland Insurance"), to enable it to increase its premiums written. For the year ended December 31, 1994, Redland was the third largest writer of MPCI business in the country based on MPCI Premium with an approximate 14% market share. In addition, the Company's acquisition of Redland enabled Redland to reduce its reinsurance costs due to the Company's greater reinsurance buying power.

     Reform Act of 1994. The size of the national MPCI market is poised to increase in 1995 due to recent changes in law. Under the Federal Crop Insurance Reform Act (the "Reform Act"), passed in 1994, farmers are now required for the first time to purchase Multi-Peril Crop Insurance in order to be eligible for a number of other federally-sponsored farm benefits, including acreage "set aside" programs, in which farmers are paid to leave a portion of their land unplanted, and crop price supports. As a result, the federal Consolidated Farm Service Agency, which administers the MPCI program, has estimated that the number of acres insured under the MPCI program will increase substantially. The Company believes that it is well-positioned to take advantage of an increase in the size of the national MPCI market, due to its experience and market penetration. However, there can be no assurance that such an increase will in fact occur or, if such an increase were to occur, that it would result in profitable growth for the Company. For further discussion of the Company's MPCI business, see "Certain Investment Considerations -- Crop Program Considerations" and "Business -- Rural America."

THE COMPANY'S CURRENT STRUCTURE

     The Company has developed and currently manages a select group of underwriting specialties in the property and casualty insurance business not generally emphasized by standard insurance carriers. The Company's principal business segments are (i) General Agency, which includes specialty automobile, surplus lines liability and substandard property, and complex products and professional liability coverages; (ii) Rural America, including crop insurance and traditional property and casualty coverages for the rural marketplace; (iii) Program, which includes transportation, focused workers' compensation and used automobile dealer programs; and (iv) Non-Standard Automobile, which provides coverages for private passenger automobiles and is written principally in the southwestern United States.

     The Company underwrites its products through its five wholly-owned insurance company subsidiaries: (i) Acceptance Insurance, Acceptance Indemnity, and American Growers Insurance Company ("American Growers"), each domiciled in Nebraska; (ii) Redland Insurance, domiciled in Iowa; and (iii) Phoenix Indemnity, domiciled in Arizona (the Company's insurance subsidiaries are collectively referred to herein as the "Insurance Companies"). The Insurance Companies operate on an admitted carrier basis in 44 states and the District of Columbia and on a non-admitted carrier basis in 42 states, the District of Columbia and the Virgin Islands.

     Each of the Insurance Companies is rated A- (Excellent) by A.M. Best, with the exception of American Growers to which the A.M. Best rating system does not apply. A.M. Best bases its ratings upon factors that concern policyholders and agents, and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities.

     The Company's executive offices are located at 222 South 15th Street, Suite 600 North, Omaha, Nebraska 68102, and its telephone number is (402) 344-8800.

                       CERTAIN INVESTMENT CONSIDERATIONS

     There are certain risks involved in an investment in the Notes. Accordingly, prospective purchasers of the Notes should consider carefully the factors set forth below as well as the other information contained in this Prospectus.

NATURE OF BUSINESS; COMPETITION

     Insurers compete based on a number of factors, including pricing and other terms, service provided to agents and policyholders, and ratings. Since the last half of the 1980's, there has been severe competition in pricing and terms of coverage in the property and casualty insurance industry, resulting in underwriting losses for the industry. The Company continues to experience pricing competition in certain segments of its business as the conditions of a "soft market cycle" (a period of heightened price competition and impaired underwriting performance) continue in the industry as a whole. In addition, many of the Company's competitors have substantially greater financial and other resources, and some offer a broader variety of coverages than those offered by the Company. The continuation of soft market conditions for many property and casualty lines may result in additional competitors seeking to write business in certain of the Company's specialized lines.

     The Company's results also may be influenced by factors affecting the insurance industry generally and which are largely beyond the Company's control. Such factors include: (a) weather-related and other catastrophes; (b) taxation and regulatory reform at both the federal and state levels; (c) changes in industry standards regarding rating and policy forms; (d) changes in judicial attitudes toward liability claims; (e) the cyclical nature of pricing in the industry; and (f) changes in the rate of inflation, interest rates and general economic conditions.

     Property and casualty insurance is a capital intensive business. The Company must maintain minimum levels of surplus in the Insurance Companies in order to continue to write business and at the same time meet the standards established by state insurance regulatory authorities and insurance rating bureaus. On August 29, 1994, after a review of the Company's six-month financial statements, A.M. Best placed the current A- (Excellent) ratings of Acceptance Insurance, Acceptance Indemnity and Redland Insurance under review with negative implications, citing as the reason the Company's growth in gross written premiums without a corresponding growth in surplus. The Company subsequently increased the statutory surplus of Redland Insurance and Acceptance Insurance by an additional $18 million and $20 million, respectively, with proceeds from the exercise on December 1, 1994 by holders of the Warrants to purchase Common Stock. A.M. Best then affirmed the A- (Excellent) ratings. A.M. Best bases its ratings upon factors that concern policyholders and agents and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities.

     The Company's history is one of continuing premium growth as a result both of acquisitions and other equity investments and of internal growth, and it intends to continue to pursue additional opportunities in the insurance business. Such growth requires capital, and as a result the Company may seek additional debt or equity financing in the future, the amounts of which may be significant. There can be no assurance that the Insurance Companies will have access to sufficient capital in future periods to continue their growth and also satisfy the capital requirements of rating agencies and regulators. Such growth has also involved and may continue to involve entering new lines of insurance in which the Company has limited prior operating experience. Although the Company follows the practice of hiring experienced personnel to manage its new lines of business, there can be no assurance that it will be successful in writing such new lines.

CROP PROGRAM CONSIDERATIONS

     As a result of the acquisition of Redland in July 1993, the Company became significantly involved in crop insurance programs, including the federal Multi-Peril Crop Insurance program and the crop hail business. The Company's operating results from its crop program can vary substantially from quarter to quarter as a result of various factors, including timing and severity of losses from storms and other natural perils and crop production cycles. Therefore, the results for any quarter are not necessarily indicative of results for any future period. The results of the crop program business primarily are recognized in the second half of the calendar year.

     The Company expects that for the foreseeable future a material amount of its business will continue to be derived from MPCI business. The MPCI program is federally regulated and supported by the federal government by means of premium subsidies to farmers, expense reimbursement and federal reinsurance pools for private insurers. As such, legislative or other changes affecting the MPCI program could impact the Company's business prospects. The MPCI program has historically been subject to change at least annually since its establishment in 1980, some of which changes have been significant. No assurance can be given that future changes will not significantly affect the MPCI program.

     On October 13, 1994, Congress expanded the MPCI program by enacting the Reform Act. Among other changes resulting from the Reform Act, farmers will now be able to purchase the minimum level of MPCI coverage ("Basic Coverage") in exchange for payment of a minimal fixed administrative fee. If a significant number of the Company's insureds under the MPCI program elect to obtain only this Basic Coverage, the Company could be adversely affected. Moreover, the Reform Act also reduces the expense reimbursement rate payable to the Company for its costs of servicing MPCI policies that exceed the Basic Coverage (such policies, "Buy-up Coverage") for the 1997, 1998 and 1999 crop years to 29%, 28% and 27.5%, respectively, of the MPCI Premium serviced, a decrease from the 31% level established for the 1995 and 1996 crop years. Although the Reform Act directs the Consolidated Farm Service Agency (the "CFSA"), the federal agency that administers the MPCI program, to alter program procedures and administrative requirements so that the administrative and operating costs of private insurance companies participating in the MPCI program will be reduced in an amount that corresponds to the reduction in the expense reimbursement rate, there can be no assurance that the Company's actual costs will not exceed the expense reimbursement rate.

     Total MPCI Premium for each farmer depends upon the type of crops grown, acreage planted and other factors determined by the CFSA. Each year, the CFSA sets, by crop, the maximum per bushel commodity price ("Price Selection") to be used in computing MPCI Premiums. Any reduction of the Price Selection by the CFSA will reduce the MPCI Premium charged per policy, and accordingly will adversely impact MPCI Premium volume. For example, for 1995, the CFSA has determined that, because of strong crop production in 1994, the per bushel price for corn, one of the most commonly-insured crops for the Company, will be reduced to $2.25 from $2.40 for 1994. Changes in other United States Department of Agriculture ("USDA") sponsored programs, such as the set aside programs in which participant farmers are paid in exchange for not planting a designated percentage of farmable acres for specified crops, may also reduce the Company's MPCI Premium. Although, in general, no set aside programs were available in 1994, for 1995 the USDA has established a program under which farmers may set aside up to 7.5% of their acreage which otherwise would be used for growing corn.

     The Reform Act also directs the CFSA to establish adequate premiums for all MPCI coverages at such rates as the CFSA determines are actuarially sufficient to attain a targeted loss ratio. Since 1980, the average MPCI loss ratio has exceeded this target ratio. There can be no assurance that the CFSA will not increase rates to farmers in order to achieve the targeted loss ratio in a manner that could adversely affect participation by farmers in the MPCI program above the Basic Coverage level.

     An additional factor which may adversely impact participation by farmers in the MPCI program is a potential decrease in the budget of the federal government. Congress is currently reviewing all areas of federal spending, and in this connection is expected to consider in 1995 a renewal of, and possible revisions to, the five-year federal farm bill which expires in 1995. If Congress cuts spending for the farm bill or farm-related programs in general, the MPCI program might also be adversely affected.

     For further information about the Company's MPCI business, see "Business -- Multi-Peril Crop Insurance Program."

LOSS RESERVES

     The reserves for losses and loss adjustment expenses ("LAE") established by the Company are estimates of amounts needed to pay reported and unreported claims and related LAE based on facts and circumstances then known. Reserves are based on estimates of trends in claims severity, judicial theories of liability and other factors.

     The Company underwrites both property and casualty coverages in a number of specialty areas of business which may involve greater risks than standard property and casualty lines, including the risks associated with the absence of a long-term, reliable historical claims experience. These risk components may make more difficult the task of estimating reserves for losses, and cause the Company's underwriting results to fluctuate.

     The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not materially exceed the Company's loss and LAE reserves and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated liabilities as reflected in the Company's loss and LAE reserves. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information. See "Business -- Loss and Loss Adjustment Expense Reserves."

REINSURANCE

     In order to reduce risk and to increase its underwriting capacity, the Company purchases reinsurance. Reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. As such, the Company is subject to credit risk with respect to the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a significant reinsurer's insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company.

     The amount and cost of reinsurance available to companies specializing in property and casualty insurance are subject, in large part, to prevailing market conditions beyond the control of such companies. The Company's ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends upon its ability to obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position.

     Due to continuing market uncertainties regarding reinsurance capacity, no assurances can be given as to the Company's ability to maintain its current reinsurance facilities, which generally are subject to annual renewal. If the Company is unable to renew such facilities upon their expiration and is unwilling to bear the associated increase in net exposures, the Company may need to reduce the levels of its underwriting commitments.

INVESTMENTS

     The Company's results of operations depend in part on the performance of its invested assets. The Company's investment portfolio primarily consists of fixed maturity securities, which principally include U.S. government obligations, mortgage-backed securities (including collateralized mortgage obligations ("CMOs")), obligations of states and political subdivisions and investment grade, publicly traded corporate debt securities. At September 30, 1994, 68% of the Company's investment portfolio was invested in fixed maturity securities, including mortgage-backed securities which constituted approximately 30% of the Company's investment portfolio at such date. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including, among others, risks associated with reinvestment of proceeds due to prepayments of such obligations in a period of declining interest rates and risks associated with a decline in market value due to longer durations from slower prepayments of such obligations in a period of rising interest rates. Certain of the Company's mortgage-backed securities may be relatively illiquid under current market conditions, which may affect the accuracy of quoted market prices for such securities, although management believes that the Company has sufficient liquidity in the remainder of its investment portfolio to avoid being required to sell such securities under current market conditions. See
"Business -- Investments."

REGULATION

     Insurance companies are highly regulated and supervised in the states in which they conduct business. The Insurance Companies are subject to state insurance regulations governing: (i) periodic reporting of the insurer's financial condition; (ii) periodic financial examination; (iii) approval of rates and policy forms; (iv) loss reserve adequacy; (v) insurer solvency; (vi) the licensing of insurers and their agents; (vii) restrictions on the payment of dividends and other distributions; (viii) approval of changes in control; and
(ix) the type and amount of permitted investments.

     The Company also is subject to laws governing insurance holding companies in Nebraska, Iowa and Arizona, where one or more of the Insurance Companies are domiciled. These laws require the Company, among other things, to limit certain transactions between the Company, its affiliates and the Insurance Companies, including dividends and other distributions, and restrict the ability of any one person to acquire certain levels of the Company's voting securities without prior regulatory approval.

     Insurance regulatory agencies and the National Association of Insurance Commissioners ("NAIC") re-examine from time to time existing laws and regulations and their application to insurance companies. The NAIC has released its proposed Risk Based Capital ("RBC") formula for property and casualty insurance companies. The RBC initiative is designed to enhance the current regulatory framework for the evaluation of the capital adequacy of property and casualty insurers by promulgating RBC standards which facilitate regulatory action at an early stage, if necessary. Of the states in which the Insurance Companies are domiciled, only Nebraska has adopted the RBC rules. There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future at the state or federal level will not be more restrictive. For further information as to regulatory issues affecting the Insurance Companies, including the results of recent Insurance Regulatory Information System ("IRIS") tests, see "Business -- Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE; DIVIDENDS AND OTHER RESTRICTIONS

     The Company is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries, surplus notes issued by Acceptance Insurance and investment assets held at the holding company level. Following the Offering, the ability of the Company to make interest payments on the Notes will be dependent upon the receipt of dividends or other distributions from the Insurance Companies, interest payments on such surplus notes issued by Acceptance Insurance, tax sharing payments from its subsidiaries and net investment income from, and proceeds from the sale of, holding company investments. The three domiciliary states of the Insurance Companies limit the payment of dividends and other distributions by such companies. For example, under Nebraska law, dividends or distributions may not be paid by an insurance company unless such dividends, together with any dividends paid within the preceding 12 months, do not exceed the lesser of (a) 10% of the policyholders' surplus of the insurer as of the preceding December 31 or (b) the insurer's net income, excluding realized capital gains, for the preceding calendar year, all as computed in accordance with statutory accounting principles ("SAP") applicable to insurance companies. In determining net income available for dividends in Nebraska, an insurer may carry forward net income, again excluding realized capital gains, from the second and third full calendar years preceding the date of determination, less dividends paid in such prior calendar years. See "Business -- Regulation" for a description of the dividend restrictions applicable to insurers domiciled in Iowa and Arizona. Under these laws, the maximum aggregate amount of dividend payments permitted to be paid by the Insurance Companies in 1995 without prior regulatory approval is approximately $6.9 million, none of which has been paid. Although the Company believes that amounts required for it to meet its financial and operating obligations will be available, there can be no assurance in this regard. For further information about the Company's sources of cash flow and restrictions thereon, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The maximum dividend permitted by law is not necessarily indicative of an insurer's actual ability to pay dividends or other distributions to a parent company, which also may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory surplus of an insurance company following any dividend or distribution by such company be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

     If the Company is unable to generate sufficient funds to service interest on the Notes from such sources, the Company will be compelled to seek additional debt or equity financing in the future.

SUBORDINATION OF THE NOTES

     The Notes are unsecured and subordinated in right of payment to all present and future Senior Indebtedness of the Company, and the Indenture does not require a mandatory sinking fund. Because the Company's operations are conducted through subsidiaries, the Notes also will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries because the Company's right to receive the assets of any such subsidiary upon its liquidation or reorganization will be subordinated by operation of law to the claims of such subsidiary's creditors (including, in particular as to the Insurance Companies, claims of policyholders). The Indenture does not limit the amount of Senior Indebtedness which the Company and its subsidiaries may issue, nor does the Indenture prohibit the Company or its subsidiaries from creating liens on their property for any purpose. The Company may incur, and/or cause its affiliates to incur, from time to time, additional borrowings or other obligations constituting Senior Indebtedness.

     In addition, in the event of an insolvency, liquidation or other reorganization of the Company, the creditors, including holders of the Notes, and shareholders of the Company will have no right to proceed against the assets of the Insurance Companies or to cause their liquidation under federal and state bankruptcy laws. If one of the Insurance Companies were to be liquidated, such liquidation would be conducted under the applicable state's insurance code by its insurance commissioner as the receiver with respect to such company's property and business.

DEPENDENCE ON KEY PERSONNEL

     The future success of the Company depends significantly upon the efforts of Kenneth C. Coon, Chairman and Chief Executive Officer, and John P. Nelson, President and Chief Operating Officer. A loss of either of these officers could adversely affect the Company's business. Each of them is employed under an employment agreement which is automatically renewed from calendar year to calendar year, unless terminated by either party with a one year notice. The Company has obtained "key-man" life insurance on each of these officers. Messrs. Coon and Nelson each has advised the Company that he has no present intention to leave employment with the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Currently, certain officers, directors and principal stockholders of the Company, or their affiliates, own approximately 24% of the Common Stock. A decision by these stockholders to sell in the open market the shares held by them, to the extent permitted by the Securities Act, could have an adverse impact on the market price of the Common Stock and accordingly of the Notes. The Company and its executive officers and directors and certain other stockholders have agreed with the Underwriters that, for a period of 90 days following the date of this Prospectus, they will not offer for sale any shares of Common Stock (other than issuances by the Company pursuant to currently outstanding options and warrants or as a result of conversion of any Notes). See "Underwriting."

ABSENCE OF PREVIOUS TRADING MARKET

     Prior to this Offering, there has been no public market for the Notes and there can be no assurance that an active market will develop or continue after this Offering. Because the Notes are convertible into Common Stock, the prices at which the Notes trade in the market may be affected by the price of the Common Stock. The Notes may trade in the public market at prices above, at, or below face value.

                                USE OF PROCEEDS

     The net proceeds of the Offering are estimated at approximately $57.6 million (approximately $66.3 million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds, approximately $40 million will be used to increase the statutory surplus of the Insurance Companies to facilitate the writing of additional crop and other insurance coverages. Approximately $17 million of the net proceeds will be applied to reduce outstanding debt under the Company's Revolving Credit Facility. The remainder of the net proceeds will be retained for working capital and general corporate purposes. Until utilized for the above purposes, the net proceeds of the Offering will be invested in short-term, interest-bearing, investment-grade securities. In conjunction with the increase in statutory surplus, Acceptance Insurance and Redland Insurance will dividend to their holding company their respective ownership interests in Phoenix Indemnity and American Growers. The unstacking of Phoenix Indemnity and American Growers will facilitate cash flow from these subsidiaries to the Company by removing an intermediate level of ownership and improve the respective Risk Based Capital positions of Acceptance Insurance and Redland Insurance.

     At September 30, 1994, the $29 million outstanding loan balance under the Revolving Credit Facility bore interest at 6.25%. The Revolving Credit Facility expires on March 31, 1998, and may be extended for an additional year with the consent of the lenders. Borrowings under the Revolving Credit Facility were incurred primarily to consolidate the term loan used to acquire Acceptance Insurance and for capital contributions to the Insurance Companies. For further information regarding the Company's capital needs and financial resources, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

            MARKET FOR REGISTRANT'S COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed and traded on the NYSE. The following table sets forth the high and low sales prices per share of Common Stock as reported on the NYSE Composite Tape for the fiscal quarters indicated. The prices set forth below for periods prior to December 22, 1992 reflect the prices of the shares of Common Stock on the NYSE adjusted retroactively to give effect to a one-for-four reverse stock split on December 22, 1992.

                                                                          HIGH   LOW
                                                                          ----   ---
        Year Ended December 31, 1992
          First Quarter.................................................  11 1/2   8
          Second Quarter................................................  11 1/2   9
          Third Quarter.................................................  10       6 1/2
          Fourth Quarter................................................  15       6
        Year Ended December 31, 1993
          First Quarter.................................................  13 1/4   8 1/4
          Second Quarter................................................  14 1/8   12
          Third Quarter.................................................  15 1/4   12 1/2
          Fourth Quarter................................................  15 5/8   11 1/4
        Year Ended December 31, 1994
          First Quarter.................................................  13 3/4   11 1/4
          Second Quarter................................................  13 5/8   11 3/8
          Third Quarter.................................................  15 1/8   12 3/8
          Fourth Quarter................................................  18       12 5/8
        Year Ending December 31, 1995
          First Quarter (through February 21, 1995).....................  16 5/8   14 1/2

     The closing sales price of the Common Stock on February 21, 1995, as reported on the NYSE Composite Tape, was $16 1/2 per share. As of February 21, 1995, there were approximately 1,900 holders of record of the Common Stock.

     The Company has not paid cash dividends to its stockholders during the periods indicated above and does not anticipate that it will pay cash dividends in the foreseeable future. The Revolving Credit Facility prohibits the payment of cash dividends to stockholders. See "Certain Investment
Considerations -- Holding Company Structure; Dividends and Other Restrictions" for a description of restrictions on payment of dividends to the Company from the Insurance Companies.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1994, adjusted retroactively to give effect to the receipt of approximately $53.4 million from the exercise of the Warrants, and such capitalization as adjusted to give effect to the Offering (assuming no exercise of the Underwriters' overallotment option) and the application of the net proceeds therefrom.

                                                                        SEPTEMBER 30, 1994
                                                                     -------------------------
                                                                     ACTUAL(1)     AS ADJUSTED
                                                                     ---------     -----------
                                                                          (IN THOUSANDS)
Long-Term Debt:
  Revolving Credit Facility........................................  $  29,000      $  12,000
  Notes offered hereby.............................................          0         60,000
                                                                     ---------     -----------
     Total Debt....................................................     29,000         72,000
Stockholders' Equity:
  Preferred stock, no par value, 5,000,000 shares authorized, none
     issued........................................................     --             --
  Common stock, $.40 par value, 20,000,000 shares authorized;
     15,119,862 shares issued(2)(3)................................      6,048          6,048(3)
  Capital in excess of par value...................................    194,668        194,668(3)
  Unrealized gain (loss) on marketable equity securities; and on
     fixed maturities available for sale, net of tax...............     (9,785)        (9,785)
  Accumulated deficit..............................................    (30,829)       (30,829)
                                                                     ---------     -----------
                                                                       160,102        160,102
Less:
  Treasury stock, at cost, 35,559 shares...........................     (1,564)        (1,564)
  Contingent stock, 240,000 shares(4)..............................     (2,700)        (2,700)
                                                                     ---------     -----------
     Total Stockholders' Equity....................................    155,838        155,838
                                                                     ---------     -----------
Total Capitalization...............................................  $ 184,838      $ 227,838
                                                                      ========      =========

- -------------------------
(1) Includes the effects of the receipt of approximately $53.4 million in net proceeds from the exercise of the Warrants on December 1, 1994, and the use of such net proceeds.

(2) Outstanding Common Stock as of September 30, 1994 (adjusted for exercise of the Warrants) excludes 382,107 shares of Common Stock reserved for issuance pursuant to the exercise of employee and director options and certain warrants currently outstanding. See Note 10 to the Consolidated Financial Statements.

(3) Excludes shares reserved for issuance upon conversion of the Notes.

(4) Contingent stock represents shares issued by the Company as part of the consideration for the Redland acquisition which are currently held in escrow through mid-1996 as a fund against which the Company may assert certain claims arising out of the acquisition.

     For more information regarding the Company's Revolving Credit Facility and other capital resources, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial data and should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. This selected consolidated financial data has been derived from the audited Consolidated Financial Statements of the Company and its subsidiaries, except that information for the nine months ended September 30, 1993 and 1994 has not been audited. The information set forth below with respect to insurance operations does not present information for Acceptance Insurance's operations for periods prior to its acquisition by the Company in April 1990.

                           NINE MONTHS ENDED                     YEARS ENDED                 FOUR MONTHS      YEARS ENDED AUGUST
                             SEPTEMBER 30,                       DECEMBER 31,                   ENDED                31,
                         ----------------------      ------------------------------------    DECEMBER 31,    --------------------
                         1994(1)       1993(1)       1993(1)         1992          1991        1990(2)        1990         1989
                         --------      --------      --------      --------      --------    ------------    -------      -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
  Insurance Revenues:
    Gross premiums
      written........... $361,147      $179,494      $256,042      $152,091      $104,853      $ 25,563      $38,985      $    --
                         ========      ========      ========      ========      ========     =========      =======      =======
    Net premiums
      written........... $173,732      $ 99,435      $137,505      $ 84,085      $ 62,982      $ 16,627      $36,940      $    --
                         ========      ========      ========      ========      ========     =========      =======      =======
    Net premiums
      earned............ $148,119      $ 88,948      $128,082      $ 79,164      $ 65,164      $ 23,362      $27,948      $    --
    Net investment
      income............    9,082         7,474        10,467         8,220         6,103         2,518        3,145           --
    Net realized capital
      gains.............      499         1,788         2,250         1,046         1,953         1,004          616           --
    Agency income.......    2,639         2,998         4,119         3,992         1,645            --           --           --
                         --------      --------      --------      --------      --------     -----------    -------      -------
      Insurance
        revenues........  160,339       101,208       144,918        92,422        74,865        26,884       31,709           --
  Non-insurance
    revenues(3).........      148           266           377         2,610         5,824         1,498        1,870           --
                         --------      --------      --------      --------      --------     -----------    -------      -------
  Total revenues........  160,487       101,474       145,295        95,032        80,689        28,382       33,579           --
  Insurance expenses:
    Losses and loss
      adjustment
      expenses..........  105,790        67,821        92,805        60,025        46,917        16,928       19,746           --
    Underwriting and
      other expenses....   38,342        21,980        36,905        23,523        19,433         6,371        8,389           --
    Agency expenses.....    2,422         2,908         3,794         3,736         1,624            --           --           --
                         --------      --------      --------      --------      --------     -----------    -------      -------
      Insurance
        expenses........  146,186        92,341       133,013        86,793        67,483        23,095       27,971           --
  Non-insurance
    expenses(3).........    1,394           839         1,225         3,107        11,533         4,020        7,867        4,188
                         --------      --------      --------      --------      --------     -----------    -------      -------
  Total expenses........  147,948        93,548       134,729        90,391        79,507        27,319       36,002        4,188
                         --------      --------      --------      --------      --------     -----------    -------      -------
  Operating profit
    (loss)..............   12,539         7,926        10,566         4,641         1,182         1,063       (2,423)      (4,188)
  Other income
    (expense):
    Interest expense....   (1,160)       (1,865)       (2,235)       (4,428)       (5,712)       (2,092)      (3,987)      (2,260)
    Other income
      (expense),
      net(3)............     (185)         (304)         (340)         (823)      (18,728)         (312)         394          769
                         --------      --------      --------      --------      --------     -----------    -------      -------
    Income (loss) from
      continuing
      operations before
      income taxes and
      minority
      interests.........   11,194         5,757         7,991          (610)      (23,258)       (1,341)      (6,016)      (5,679)
  Provision (benefit)
    for income taxes....   (2,135)          175           167            --            --            --           --           --
  Minority interests in
    net income (loss)
    of consolidated
    subsidiaries........       80           148           238           216          (148)         (509)        (358)          --
                         --------      --------      --------      --------      --------     -----------    -------      -------
  Net income (loss) from
    continuing
    operations(4)....... $ 13,249      $  5,434      $  7,586      $   (826)(5)  $(23,110)(6)  $   (832)     $(5,658)     $(5,679)
                         ========      ========      ========      ========      ========      =========     =======      =======
  Net income (loss) from
    continuing
    operations per
    share:
    -- Primary.......... $   1.12      $   0.66      $   0.86      $  (0.24)     $  (6.78)(6)  $  (0.25)     $ (1.82)     $ (2.68)
    -- Fully diluted....     1.09          0.64          0.85         (0.24)        (6.78)(6)     (0.25)       (1.82)       (2.68)
  Ratio of earnings to
    fixed charges(7)....      7.6x          3.7x          4.1x          1.1x           (7)           (7)          (7)          (7)
  Pro forma ratio of
    earnings to fixed
    charges.............      6.7x        --              3.9x           --            --            --           --           --
SAP Ratios:(8)
  Loss ratio............     71.4%         76.5%         72.5%         75.8%         72.0%         73.8%
  Expense ratio.........     25.9          23.9          28.8          29.7          29.8          26.3
                         --------      --------      --------      --------      --------     ---------
  Combined loss and
    expense ratio.......     97.3%        100.4%        101.3%        105.5%(5)     101.8%        100.1%
                         ========      ========      ========      ========      ========     =========

                                         SEPTEMBER 30,                       DECEMBER 31,                         AUGUST 31,
                                      -------------------      -----------------------------------------      -------------------
                                        1994       1993          1993       1992       1991       1990          1990       1989
                                      --------   --------      --------   --------   --------   --------      --------   --------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Investments........................ $227,388   $195,088      $187,986   $124,311   $114,187   $ 93,244      $ 88,923   $ 11,510
  Total assets(9)....................  555,165    469,921       409,385    257,734    207,532    330,379       334,512    243,318
  Loss and loss adjustment expense
    reserves(9)......................  229,080    229,289       211,600    127,666     66,132     58,439        54,241         --
  Unearned premiums(9)...............   91,664     61,962        60,114     41,709     19,958     22,140        28,875         --
  Borrowings and term debt...........   29,000     19,905        18,951     33,567     55,473    103,658       102,214    113,133
  Stockholders' equity...............  102,451     93,512        95,717     34,523     35,042     77,883        79,252     60,745
  Statutory surplus of Insurance
    Companies(8).....................   87,107     77,110        73,910     34,527     27,693     26,535        21,955         --

- -------------------------
(1) For a discussion of the accounting treatment of the Company's MPCI business, the results of which are included in the periods indicated, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

(2) Effective September 1, 1990, the Company changed its fiscal year end from August 31 to December 31.

(3) For further information with respect to amounts shown in these lines, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects of Prior Non-Insurance Operations."

(4) Does not include amounts relating to discontinued operations recorded primarily in 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effects of Prior Non-Insurance Operations."

(5) Operating profit was reduced in 1992 by the strengthening of reserves in the amount of approximately $2.1 million on two lines of insurance and $1.7 million of incurred losses relating to Hurricanes Andrew and Iniki. The strengthening of reserves and hurricane losses accounted for 4.8% of the loss ratio for 1992.

(6) Included in loss from continuing operations for the year ended December 31, 1991, is a non-cash charge of $15,300,000, or $4.49 per share, to reduce the Company's equity investment in real estate operations to estimated net realizable value, incurred as part of the restructuring of certain prior non-insurance operations. See "The Company."

(7) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness and the interest component of rent expense. Earnings were insufficient to cover fixed charges in the years ended December 31, 1991 by approximately $22,079,000; for the four months ended December 31, 1990 by approximately $871,000; and for the years ended August 31, 1990 and 1989 by approximately $4,998,000 and $5,359,000, respectively. Pro forma for this Offering and the use of proceeds therefrom, the ratio of earnings to fixed charges would have been 6.7x for the nine months ended September 30, 1994, and 3.9x for the year ended December 31, 1993.

(8) Statutory data have been derived from the separate financial statements of the Company's insurance subsidiaries prepared in accordance with SAP. The ratios shown for 1990 are calculated on a calendar year basis.

(9) Effective December 31, 1992 the Company adopted Statement of Financial Accounting Standards #113 which required reinsurance recoverable on unpaid losses and prepaid reinsurance premiums to be classified as an asset. Previously, such amounts were classified as reductions of loss and loss adjustment expense reserves and unearned premiums.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations of the Company and its consolidated subsidiaries should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

INSURANCE OPERATIONS

     Over the past five years, premiums written by the Company's insurance operations have consistently increased, both as the result of acquisitions and through internal growth. The Company has reported operating profits in each quarter beginning with the third quarter of 1992, when the phasing out of its prior non-insurance operations was substantially completed. For information about the effects of these prior operations on the Company's financial results, see "-- Effects of Prior Non-Insurance Operations" below.

     Although the property and casualty insurance industry in general has been experiencing soft market conditions for the past several years, the Company nonetheless has been able to increase premium volumes in recent periods while maintaining combined ratios better than the ratios of the industry as a whole. This growth has been the result of the Company's strategy of acquiring niche businesses and increasing premiums written in selected lines. The Company's most significant recent acquisition was its purchase in July 1993 of Redland, which provides MPCI, crop hail and other named peril crop insurance and certain standard property and casualty coverages to the rural market. Following its acquisition by the Company, Redland increased the volume of its MPCI Premium by 45% in 1994 over 1993. The Company was the third largest MPCI writer in the United States in 1994.

     MPCI is a government-sponsored program with accounting treatment which differs in certain respects from more traditional property and casualty insurance lines. For income statement purposes under GAAP and under SAP, gross premiums written consist of the aggregate amount of MPCI premiums paid by farmers, and do not include any related federal premium subsidies. The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a complex profit sharing formula established by law and the CFSA. For income statement purposes, any such profit share earned by the Company, net of the cost of third party reinsurance, is shown as net premiums written, which equals net premiums earned for MPCI business; however, any share of losses payable by the Company is charged to losses and loss adjustment expenses. All expense reimbursements received are credited to underwriting expenses. The foregoing are the principal entries that are made in respect of net premiums written, net premiums earned or losses paid. See "Business -- Multi-Peril Crop Insurance Program."

     As a result of this accounting treatment, the MPCI business may tend to distort comparisons of the Company's results and operating ratios for periods after the Redland acquisition with prior periods. Certain other characteristics of the Company's crop business also may affect comparisons, including: (i) the seasonal nature of the business whereby profits are generally recognized predominantly in the second half of the year; (ii) the short-term nature of crop business whereby losses are known within a short time period; and (iii) the limited amount of investment income associated with crop business. In addition, cash flows from such business differ from cash flows from certain more traditional lines. See "-- Liquidity and Capital Resources" below. The seasonal and short term nature of the Company's crop business, as well as the impact on such business of weather and other natural perils, may produce more volatility in the Company's operating results on a quarter to quarter or year to year basis than has historically been present in the operations of the Company.

EFFECTS OF PRIOR NON-INSURANCE OPERATIONS

     Prior to June 1992, the Company also was engaged in certain citrus and real estate businesses. These operations encountered difficulties beginning in 1990 and the Company commenced a restructuring in 1991. This restructuring was substantially completed by the third quarter of 1992, and since then the Company's insurance operations have been its sole business focus. The impact of these prior non-insurance operations and their restructuring and of certain related items in the Company's historical results of operations is described more fully below through an analysis of certain line items appearing in the "Selected Consolidated Financial Data" appearing elsewhere herein. See "The Company" and "Selected Consolidated Financial Data".

                                           NINE MONTHS
                                         ENDED SEPTEMBER             YEARS ENDED                                   YEARS ENDED
                                               30,                  DECEMBER 31,               FOUR MONTHS         AUGUST 31,
                                         ---------------    -----------------------------         ENDED         -----------------
               LINE ITEM                  1994     1993      1993      1992        1991     DECEMBER 31, 1990    1990       1989
- ---------------------------------------  ------    -----    ------    -------    --------   -----------------   -------    ------
                                                                              (IN THOUSANDS)
Non-insurance revenues:
  Holding company interest income......  $  148    $ 266    $  377    $     0    $      0        $     0        $     0    $    0
  Real estate revenues.................       0        0         0      2,610       5,824          1,498          1,870         0
                                         ------    -----    ------    -------    --------         ------        -------    ------
      Total non-insurance revenues.....  $  148    $ 266    $  377    $ 2,610    $  5,824        $ 1,498        $ 1,870    $    0
                                         ======    =====    ======    =======    ========   =============       =======    ======
Non-insurance expenses:
  Holding company general and
    administrative expenses............  $1,394    $ 797    $1,182    $ 1,427    $  6,128        $ 1,922        $ 4,875    $3,711
  Real estate expenses.................       0       42        43      1,680       5,405          2,098          2,992       477
                                         ------    -----    ------    -------    --------         ------        -------    ------
      Total non-insurance expenses.....  $1,394    $ 839    $1,225    $ 3,107    $ 11,533        $ 4,020        $ 7,867    $4,188
                                         ======    =====    ======    =======    ========   =============       =======    ======
Other income (expense), net:
  Major Realty valuation adjustment....  $    0    $   0    $    0    $     0    $(15,300)       $     0        $     0    $    0
  Share of net loss of Major Realty....    (219)    (263)     (301)    (1,165)     (1,179)          (470)        (1,018)     (320)
  Other real estate write-down.........       0        0         0          0      (2,520)             0              0         0
  Other, net...........................      34      (41)      (39)       342         271            158          1,412     1,089
                                         ------    -----    ------    -------    --------         ------        -------    ------
      Total other income (expense),
        net............................  $ (185)   $(304)   $ (340)   $  (823)   $(18,728)       $  (312)       $   394    $  769
                                         ======    =====    ======    =======    ========   =============       =======    ======

     Non-Insurance Revenues. Amounts shown as holding company interest income consisted of interest earned on investment assets held at the holding company level which were primarily acquired with a portion of the net proceeds of the Company's equity rights offering. Amounts shown as real estate revenues reflect income from prior real estate operations which were restructured in 1992 as described under "Other Income (Expense), Net" below.

     Non-Insurance Expenses. Included in holding company general and administrative expenses are directors' fees, legal and accounting expenses, shareholder-related costs including annual report, proxy and annual meeting expenses, New York Stock Exchange fees and similar expenses related to operation of the holding company. For consistency of presentation, these items have been included in non-insurance expenses for each of the periods shown.

     Real estate expenses relate to miscellaneous costs associated with the remaining real estate owned by the Company as well as costs from the Company's restructured real estate operations. All such real estate interests were contributed by the holding company to Acceptance Insurance prior to the third quarter of 1992.

     Other Income (Expense), Net. The Company owns an approximate 33% interest in Major Realty Corporation ("Major Realty"), a publicly-traded real estate company focusing on the ownership of land, principally in Florida (Nasdaq symbol: "MAJR"). The Company recorded a non-cash charge to continuing operations of $15.3 million for the year ended December 31, 1991, to reduce its equity investment in Major Realty to estimated net realizable value. At September 30, 1994, the carrying value of the Company's investment in Major Realty was $5.2 million. The Company continues to recognize its equity share of net operating losses recorded by Major Realty.

     In 1991, the Company recognized an additional $2.5 million loss on the write-down of a real estate investment not owned by Major Realty. This investment has since been sold.

     Prior Citrus Operations. No effects from the discontinuation and sale of the Company's prior citrus operations are shown above since those effects were recorded as loss from discontinued operations for all relevant periods. The Company recorded a provision for the expected loss on disposal of its investment in the citrus operations of approximately $19.6 million, or $5.75 per share, in 1991 which is excluded from loss and loss per share from continuing operations. Upon the sale of such operations in 1992, the Company recognized an additional loss of approximately $0.1 million.

     As a result of these prior non-insurance operations, the Company generated significant tax loss carryforwards, all of which will have been used by the end of 1994. The elimination of these tax benefits will result in an increase in taxes reported by the Company in its operations in future periods beginning in the first quarter of 1995.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1994
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1993

     The Company's net premiums earned increased 66.5% for the nine months ended September 30, 1994 to $148.1 million from $88.9 million in the same period in 1993. The principal components of this increase were crop hail premiums written by Redland, which was acquired in the third quarter of 1993, and an increase in General Agency premiums written, primarily resulting from the expansion of this segment following the hiring of four new managers in August 1993.

     Net premiums earned for the 1994 period also included $8.7 million in profit sharing (before deducting the cost of third party reinsurance), earned on the Company's MPCI business, compared to no profit sharing earned for such business for the 1993 period when the Company recorded a loss share of $0.9 million (net of recoveries from third party reinsurers) following the acquisition of Redland in July 1993. Because of its accounting treatment, such 1993 loss share is not reflected as a reduction in net premiums earned but instead as an increase in the Company's losses and loss adjustment expenses for the 1993 period. The 1994 profit resulted primarily from increases in the Company's MPCI Premiums and MPCI Retention (as defined herein) after ceding risk to federal reinsurance pools, as well as the incurrence by the Company's insureds of fewer insured losses than in the 1993 period, when adverse weather conditions diminished crop harvests in many regions.

     The Company's net investment income increased 21.5% to $9.1 million in the 1994 period versus $7.5 million during the prior period. The average size of the investment portfolio increased from approximately $168 million during the nine months ended September 30, 1993 to approximately $200 million during the 1994 period. The investment yield remained constant at approximately 6.2% during both periods.

     Net realized capital gains were $500,000 for the current period versus $1.8 million for the same period in the prior year. The higher amount in 1993 resulted from the Company's decision to reposition its portfolio in a higher concentration of tax-exempt securities during 1993 when market values of the Company's fixed income securities in many cases exceeded cost due to lower prevailing interest rates.

     Losses and loss adjustment expenses increased to $105.8 million versus $67.8 million in 1993 or a 56.0% increase, consistent with the increase in net premiums earned.

     The Company's underwriting and other expenses increased 75.7% to $38.0 million in 1994 versus $21.6 million in 1993. The primary causes for this percentage increase were the need to increase the staff and systems at the Insurance Companies in order to monitor the larger operations of the Company during 1994 as well as the expenses associated with the increase in General Agency business, including the establishment of the Scottsdale operation.

     The Company's interest expense for the period decreased 37.8% to $1.2 million versus $1.9 million in the prior year. This decrease in interest expense was principally caused by the retirement during 1993 of $16.5 million of higher interest rate debt issued in connection with the restructuring in 1992, which was partially offset by a $9.1 million increase in the outstanding debt of the Company during the 1994 period.

     The Company's net income benefitted from the recognition during the nine months ended September 30, 1994 of a deferred tax benefit to be realized in future periods of $2.1 million. This net income benefit resulted from the release of a valuation allowance established for a deferred tax asset upon the Company meeting the realizability tests for such asset under Statement of Financial Accounting Standards ("SFAS") #109, "Accounting for Income Taxes", adopted by the Company in January 1993.

     The Company's net income increased 143.8% to $13.2 million for the nine months ended September 30, 1994 compared to $5.4 million for the same period in 1993 because of the factors discussed above.

YEAR ENDED DECEMBER 31, 1993
COMPARED TO YEAR ENDED DECEMBER 31, 1992.

     Net premiums earned increased 61.8% to $128.1 million in 1993 from $79.2 million in 1992. The increase in premiums earned was due primarily to the Company's ability to retain more premiums as a result of increased capital from a portion of the $31.2 million proceeds of an offering of the Company's Common Stock completed in January 1993. The two business lines in which the increase in retentions was the most significant were the auto liability line, in which net premiums written increased $23.7 million, and the general liability line, in which net premiums written increased $11.7 million.

     Redland operations added $16.2 million to the Company's net premiums earned for 1993, consisting primarily of premiums from auto liability, auto physical damage and crop hail insurance, following the Redland acquisition in July of that year. Since the Company's MPCI business recorded a loss share of $0.9 million (net of recoveries from third party reinsurers) for 1993, the foregoing loss is included in losses and loss adjustment expenses.

     The Company's net investment income increased 27.3% to $10.5 million in 1993 from $8.2 million in 1992. This increase is attributable primarily to the increase in the size of the Company's investment portfolio from an average of $113 million during 1992 to an average of $173 million during 1993. This increase was principally a result of the investment of approximately $20 million of funds derived from the Company's Common Stock offering completed in January 1993, the Company's ability to retain more of its premiums written as a result of this additional capital, and approximately $21 million in additional investment assets acquired in the Redland acquisition. The impact of the increase in the average size of the investment portfolio was offset by a reduction in the average yield on the invested assets from 7.3% during 1992 to 6.3% during 1993. The reduction in the average yield primarily was due to the addition to the Company's portfolio of tax-exempt securities which in general have lower yields than equivalent taxable securities, the short term nature of Redland's portfolio, the amortization of premiums paid for certain of the Company's mortgage-backed securities caused by an acceleration in the rate of prepayments of the underlying mortgages, and a general decline in interest rates.

     The Company's net realized capital gains increased to $2.3 million in 1993 from $1.0 million in the prior year. The increase in the net realized capital gains was primarily a result of sales related to the repositioning of the Company's portfolio into a higher concentration in tax-exempt securities during the strong market for fixed income securities in 1993.

     Losses and loss adjustment expenses increased 54.6% to $92.8 million in 1993 from $60.0 million in the prior year, consistent with the increase in net premiums earned. Losses and loss adjustment expenses in 1993 were adversely impacted by the Company's MPCI results, which generated a net loss share of $0.9 million due primarily to losses resulting from adverse weather conditions in the 1993 growing season. The 1992 results were adversely affected by $1.7 million in losses from Hurricanes Andrew and Iniki as well as $2.1 million in reserve strengthening in the Company's workers' compensation and liquor liability lines.

     The Company's underwriting and other expenses increased 58.1% to $36.4 million in 1993 from $23.0 million in the prior year, consistent with the increase in net premiums earned.

     The Company's interest expense declined to $2.2 million during 1993 from $4.4 million in 1992 primarily due to a decrease in the average amount of outstanding debt as well as a reduction in the average interest rate. In May 1992, the Company completed the sale of its citrus operations permitting a $22 million principal amount reduction in bank debt, which accounted for approximately $1.1 million of the reduction in interest expense, and in January 1993, completed a Common Stock offering permitting the retirement of $9.5 million of higher interest rate notes issued in 1992, which accounted for approximately $800,000 of the reduction in interest expense.

     Income taxes were $200,000 in 1993 whereas none was recorded in 1992. The $200,000 recorded in 1993 represented applicable Alternative Minimum Tax amounts as no other tax was recorded in either year due to the availability of net operating loss carryforwards.

     The Company's net income increased by $8.5 million from 1992 to 1993 as net income improved from a loss of $900,000 for the year ended December 31, 1992 to income of $7.6 million for the year ended December 31, 1993 because of the factors discussed above.

YEAR ENDED DECEMBER 31, 1992
COMPARED TO YEAR ENDED DECEMBER 31, 1991

     The Company's net loss decreased $42 million to $900,000 for the year ended December 31, 1992 as compared to the previous year. This decrease was mainly attributable to two transactions recorded in 1991, a $19.6 million provision for the expected loss on disposal of the Company's citrus operations and a $15.3 million write-down of the Company's real estate investments to estimated net realizable value. The remaining earnings improvement (approximately $7.1 million) related to a decrease in underwriting and other expenses of $5.7 million, a decrease in other expense of $2.6 million, a decrease in interest expense of $1.3 million, and an increase in investment income of $1.2 million. These improvements were offset partially by reserve strengthening in the insurance operations of $2.1 million and hurricane losses of $1.7 million.

     Insurance premiums earned increased 21.5% to $79.2 million for the year ended December 31, 1992 from $65.2 million in the previous year. This increase was attributable primarily to growth in workers' compensation, non-standard private passenger automobile and certain General Agency businesses.

     During the year ended December 31, 1992, loss and loss adjustment expenses increased 27.9% as compared to the previous year. This higher rate of growth in losses (27.9%) compared to premium revenues (21.5%) was attributable primarily to the increased loss development in the Company's workers' compensation and liquor liability lines and hurricane losses referenced above.

     Insurance expense ratios for the years ended December 31, 1992 and 1991 remained consistent at 29.1% and 29.0%, respectively.

     During 1991, the Company's investment strategy provided for investment principally in U.S. Government securities with maturities of two years or less as well as realizing gains within the portfolio as the interest rate environment changed. During 1992, the Company changed its investment strategy to one whereby various securities of the U.S. Government, U.S. Government agencies, corporate securities and mortgage-backed securities backed by U.S. Government agency securities were combined to result in an average duration for the entire portfolio of between 3.5 and 4 years. This change in strategy as well as an overall increase in the size of the portfolio resulted in an increase in the interest income of the portfolio. These factors combined to create an overall increase in the Company's net investment income for the year ended December 31, 1992, as compared to the previous year. U.S. Government securities and mortgage-backed securities backed by U.S. Government agency securities comprised 74% of the entire investment portfolio as of December 31, 1992.

     In 1992, non-insurance revenues from the Company's former real estate operations were $2,610,000 of which $1,522,000 (including a termination fee of $925,000) related to fees earned in connection with a former subsidiary's management and real estate advisory agreement which terminated June 30, 1992. On September 25, 1992, the Company completed a merger with its majority-owned real estate development company, and effected a transfer of the subsidiary's assets to certain creditors, including the Company, after which the subsidiary's operations ceased. The net effect of the transactions among the subsidiary, its creditors and the Company upon the results of operations was insignificant.

     Consolidated interest expense decreased $1.3 million from the prior year to $4.4 million for the year ended December 31, 1992. Total indebtedness was $33.6 million at December 31, 1992, a decrease of $21.9 million from $55.5 million at December 31, 1991.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has included a discussion of the liquidity and capital resources requirements of the Company and the Insurance Companies.

THE COMPANY -- PARENT ONLY

     As an insurance holding company, the Company's assets consist primarily of the capital stock of its subsidiaries, surplus notes issued by Acceptance Insurance and investment assets held at the holding company level. Following the Offering, the Company's primary sources of liquidity will be the receipt of dividends or other distributions from subsidiaries, interest payments on such surplus notes, tax sharing payments from its subsidiaries and net investment income from, and proceeds from the sale of, holding company investments. The Company needs liquidity primarily to service debt, pay operating expenses and taxes and make investments in subsidiaries.

     The three domiciliary states of the Insurance Companies limit the payment of dividends and other distributions by such companies. For example, under Nebraska law, dividends or distributions may not be paid by an insurance company unless such dividends, together with any dividends paid within the preceding 12 months, do not exceed the lesser of (a) 10% of the policyholders' surplus of the insurer as of the preceding December 31 or (b) the insurer's net income, excluding realized capital gains, for the preceding calendar year, both computed in accordance with statutory accounting principles applicable to insurance companies. In determining net income available for dividends in Nebraska, an insurer may carry forward net income, again excluding realized capital gains, from the second and third full calendar years preceding the date of determination, less dividends paid in such prior calendar years. See "Business
- -- Regulation" for a description of the dividend restrictions applicable to insurers domiciled in Iowa and Arizona. Under these laws, the maximum aggregate amount of dividend payments permitted to be made by the Insurance Companies in 1995 without prior regulatory approval is approximately $6.9 million, none of which has been paid.

     The Company currently holds a surplus note issued by Acceptance Insurance in the principal amount of $20 million, bearing interest at the rate of 9% per annum, payable quarterly. The Company currently plans to use approximately $26 million of the net proceeds of the Offering to make an additional investment in Acceptance Insurance in the form of a surplus note with similar terms. Although the principal of surplus notes issued by a Nebraska domiciled company such as Acceptance Insurance may not be repaid without the prior approval of the Nebraska insurance regulators, under current law, no prior approval is required for interest payments.

     The maximum dividend permitted by law is not necessarily indicative of an insurer's actual ability to pay dividends or other distributions to a parent company, which may be constrained by business and regulatory considerations such as the impact of such payments on surplus and certain leverage and operating ratios, which could affect an insurer's competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory surplus of insurance companies following any dividend or distribution by such company be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

     Statutory accounting practices differ in many respects from those governing the preparation of financial statements under generally accepted accounting principles. Accordingly, statutory operating results and statutory surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items. Information as to statutory surplus and statutory net income for the Insurance Companies is included in the footnotes to the Consolidated Financial Statements of the Company included elsewhere herein.

     In addition to dividends from the Insurance Companies, the Company also may receive distributions from its non-insurance subsidiaries which are engaged in agency, premium finance and claims service operations.

     The Company is currently a party to a tax sharing agreement with its subsidiaries, under which such subsidiaries pay the Company amounts in general equal to the federal income tax that would be payable by such subsidiaries on a stand-alone basis. These tax payments may provide cash flow for the Company in the future.

     On December 1, 1994, pursuant to a call by the Company to redeem certain outstanding Warrants, approximately 4.85 million of such Warrants were exercised to purchase shares of Common Stock, resulting in net proceeds to the Company of approximately $53.4 million. Of such amount, $18 million was contributed as surplus to Redland Insurance, $20 million was used to purchase the surplus note of Acceptance Insurance described above and thereby increase its surplus and the remainder was used for working capital and general corporate purposes.

     At December 31, 1994, after receipt of the proceeds of exercise of the Warrants, approximately $9.2 million in short-term investments were held by the Company at the holding company level. The Company intends to retain any net proceeds of the Offering remaining after the other uses described herein at the holding company level. Any such retained portion will be invested in short-term investment grade investments pending other uses. See "Use of Proceeds." The Company may elect to use a portion of such funds to make interest payments on the Notes, in order to limit the dividends required to be paid by the Insurance Companies.

     The Company is also a party to the Revolving Credit Facility with a group of bank lenders which is secured by substantially all of the Company's assets. The maximum amount that may be borrowed under the facility is $35 million. Interest is payable quarterly at a rate selected by the Company equal to either the prime rate or LIBOR plus a margin of 1% to 1.75% depending on the Company's debt-to-equity ratio. At September 30, 1994, the outstanding balance under the facility was $29 million, bearing interest at 6.25%. Borrowings under the facility were used to provide capital for the Insurance Companies and to repay other debt. The Revolving Credit Facility expires on March 31, 1998, and may be extended for an additional year with the consent of the lenders. The Company intends to use approximately $17 million of the net proceeds of the Offering to reduce the outstanding balance under the Revolving Credit Facility, although such amount will remain available to be reborrowed.

     The Company's history is one of continuing premium growth as a result both of acquisitions and other equity investments and of internal growth, and it intends to continue to pursue additional opportunities in the insurance business. Such growth requires capital, and as a result the Company may seek additional debt or equity financing in the future to provide capital for the Insurance Companies, to fund further acquisitions or for other purposes. The Indenture under which the Notes will be issued will not limit the incurrence of debt or issuance of equity securities by the Company or its subsidiaries. There can be no assurance that the Insurance Companies will have access to sufficient capital in future periods to continue their growth and also satisfy the capital requirements of rating agencies and regulators.

INSURANCE COMPANIES

     The principal liquidity needs of the Insurance Companies are to fund losses and loss adjustment expense payments and to pay underwriting expenses, including commissions and other expenses. The available sources to fund these requirements are net premiums received and, to a lesser extent, cash flows from the Company's investment activities, which together have been adequate to meet such requirements on a timely basis. The Company monitors the cash flows of the Insurance Companies and attempts to maintain sufficient cash to meet current operating expenses, and to structure its investment portfolio at a duration which approximates the estimated cash requirements for the payment of loss and loss adjustment expenses.

     Cash flows from the Company's MPCI and crop hail businesses differ in certain respects from cash flows associated with more traditional property and casualty lines. MPCI premiums are not received from farmers until the covered crops are harvested, and when received are promptly remitted by the Company in full to the government. Covered losses are paid by the Company during the growing season as incurred, with such expenditures reimbursed by the government within three business days. Policy acquisition and administration expenses are paid by the Company as incurred during the year. The Company periodically throughout the year receives a payment in reimbursement of its policy administration expenses.

     The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a complex profit sharing formula established by law and the CFSA. At such time, the Company receives a profit share in cash, with any amount in excess of 15% of its MPCI Retention in any year carried forward to future years, or it must pay its share of losses. The profit sharing formula takes into consideration the amount of federal premium subsidies credited to the Company in respect of the MPCI business it has written. These federal subsidies are non-cash items, which for 1994 ranged as high as 30% of MPCI Premiums for certain policies and for 1995 may range up to approximately 42% of such MPCI Premiums.

     In the crop hail insurance business, premiums are generally not received until after the harvest, while losses and other expenses are paid throughout the year.

CHANGES IN FINANCIAL CONDITION

     Continued growth in the Company's direct written premiums has placed greater leverage on the Company's balance sheet as the Company's assets increased by 35.6% from December 31, 1993 to September 30, 1994 while stockholders' equity increased only 7.0% for the same period. On August 29, 1994, A.M. Best placed under review with negative implications the A- (Excellent) ratings of Acceptance Insurance, Acceptance Indemnity and Redland Insurance due to their rapid growth in premiums without a corresponding growth in surplus. Subsequently, the Company agreed to increase the statutory capital of Redland Insurance and Acceptance Insurance by an additional $18 million and $20 million, respectively. A.M. Best then affirmed the A- (Excellent) ratings of Acceptance Insurance, Acceptance Indemnity and Redland Insurance.

     The NAIC has released its proposed risk-based capital ("RBC") formula for property and casualty insurance companies. The RBC initiative is designed to enhance the current regulatory framework for the evaluation of the capital adequacy of a property and casualty insurer. The formula requires an insurer to compute the amount of capital necessary to support the elements of risk in (a) assets (default and market decline), (b) credit (ceded reinsurance recoverables), (c) off balance sheet/growth risk, (d) loss and loss adjustment expense reserves (adverse development), and (e) premium/price risk (combined ratio). The Insurance Companies have reviewed and applied the proposed RBC formula for the 1993 year and have exceeded these requirements. Of the states in which the Insurance Companies are domiciled, only Nebraska has adopted the RBC rules. See "Business -- Regulation."

     The Company's unrealized gain or loss on marketable equity securities and fixed maturities available for sale, net of tax, changed from a $66,000 gain as of December 31, 1993 to an approximate $9.8 million loss as of September 30, 1994. Such change was caused by the loss in value related to the general upward movement in the interest rate environment. Although the Company believes that it has adequate sources of liquidity to avoid being required to realize any of the foregoing unrealized losses, there can be no assurance in this regard. See "Recent Statements of Financial Accounting Standards" below.

CONSOLIDATED CASH FLOWS

     Cash flows from operations for the nine months ended September 30, 1994 were a positive $49.0 million as compared to a positive $32.1 million for the first nine months of 1993. The 1994 cash flows were positively impacted by premium growth in casualty lines of business and changes in the Company's reinsurance structure whereby the Company retained more of its business for its own account. Cash flows from financing activities for the first nine months of 1994 were positively impacted primarily by the restructuring of the Company's bank borrowings upon its entering into the Revolving Credit Facility in March 1994.

INFLATION

     The Company does not believe that inflation has had a material impact on its financial condition or results of operations.

RECENT STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     On January 1, 1994, the Company adopted SFAS #115, "Accounting for Certain Investments in Debt and Equity Securities." In conjunction with the adoption of SFAS #115, the Company reclassified its debt and equity securities to meet the requirements of the statement. SFAS #115 requires investments in debt and equity securities to be classified at acquisition into one of three categories: held to maturity, available for sale, or trading.

     At January 1, 1994 and September 30, 1994, all debt and equity securities were classified as available for sale. Available for sale securities are stated at fair market value with the unrealized gains and losses reported as a separate component of stockholders' equity. At September 30, 1994, the Company had an unrealized loss on these securities, net of taxes, of approximately $9.8 million. See "Business -- Investments."

                                    BUSINESS

COMPANY STRATEGY

     Acceptance is engaged in the property and casualty insurance business concentrating on writing specialty coverages not generally emphasized by standard insurance carriers. The Company selects underwriting specialties within the property and casualty insurance industry that provide a diversified portfolio of products, with the goal of producing underwriting results better than the industry average. The Company regularly explores opportunities, including through acquisition, where it believes it can achieve profitable results, often by taking advantage of capacity shortages or other dislocations in the market. Acceptance's strategy is to develop perceived market opportunities by attracting and supporting underwriters and other managers with proven expertise who have dedicated their careers to understanding a particular segment of the insurance industry.

     The Company positions itself as both an admitted (licensed) and non-admitted (excess and surplus lines) carrier in order to afford the flexibility to operate through various distribution channels and react to different market conditions and opportunities. The Company allocates its capital among its product lines depending on where it believes the best underwriting opportunities exist at any given time.

     The Company seeks to structure reinsurance programs to reduce volatility in its business segments as well as to mitigate catastrophic or large loss exposure.

INSURANCE SEGMENTS

     The Company's principal business segments are:

          A. General Agency which includes specialty automobile, surplus lines liability and substandard property, and complex products and professional liability coverages. These business lines are marketed through the Company's general agency system which includes approximately 120 general agents.

          B. Rural America which is comprised of crop insurance programs and property and casualty coverages for the rural marketplace. These business lines are marketed by over 9,000 independent insurance agents.

          C. Program, including transportation, focused workers' compensation and used automobile dealer programs. This business is marketed primarily through independent insurance agents.

          D. Non-Standard Automobile coverages for private passenger automobiles which is written principally in the southwestern United States. This business is marketed through independent insurance agents.

     The following table reflects the amount of net written premium for these four insurance segments for the periods set forth below.

                                                        NINE MONTHS
                                                           ENDED
                                                       SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                                       -------------    ------------------------------
                                                           1994         1993(1)      1992       1991
                                                       -------------    --------    -------    -------
                                                                       (IN THOUSANDS)
General Agency......................................     $  86,443      $ 74,839    $50,976    $41,282
Rural America(2)....................................        32,279         6,589         --         --
Program.............................................        31,319        24,874     15,557      9,528
Non-Standard Auto...................................        23,691        31,203     17,552     12,172
                                                       -------------    --------    -------    -------
     Total..........................................     $ 173,732      $137,505    $84,085    $62,982
                                                        ==========      ========    =======    =======

- -------------------------
(1) Premiums for Redland operations are included beginning July 1, 1993. Redland's operations include auto liability, crop hail, commercial multi-peril, fire and other allied lines and farmowners coverage, as well as Multi-Peril Crop Insurance.
(2) For a discussion of the accounting treatment of MPCI premiums, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     With respect to the business written in the Company's four business segments, the following table sets forth the Company's gross written premium and net written premium by principal lines of business. Certain lines of business are written in more than one of the Company's business segments.

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                              -------------------   ---------------------------------------------------------------
                                     1994                  1993                  1992                  1991
                              -------------------   -------------------   -------------------   -------------------
                               GROSS       NET       GROSS       NET       GROSS       NET       GROSS       NET
                              WRITTEN    WRITTEN    WRITTEN    WRITTEN    WRITTEN    WRITTEN    WRITTEN    WRITTEN
                              PREMIUM    PREMIUM    PREMIUM    PREMIUM    PREMIUM    PREMIUM    PREMIUM    PREMIUM
                              --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
Auto Liability............... $ 67,407   $ 58,812   $ 69,644   $ 64,066   $ 57,590   $40,348    $ 35,992   $28,056
General Liability............   55,349     40,858     43,598     31,791     39,098    20,104      31,036    16,670
Crop Hail....................   49,552     21,337     30,411      3,776      --        --          --        --
Auto Physical Damage.........   18,013     17,356     17,653     17,504     15,715    11,579      12,363     9,563
Commercial Multi-Peril.......   16,370     10,039      6,834      3,735      4,201     2,193       3,548     2,075
Workers' Compensation........   12,626      7,780     15,658      7,360     20,615     6,334      16,371     5,100
Products Liability...........   15,353      4,337     17,310      4,733     12,904     2,350       4,313       801
Fire & Other Allied Lines....    9,286      3,170      7,379      1,700        882       155         622       123
Farmowners...................    7,528      2,505      4,242      1,205      --        --          --        --
Other(1).....................    3,622      2,073      2,203      1,946      1,041     1,012         592       587
Homeowners...................    5,058      1,276      1,311        308         45        10          16         7
                              --------   --------   --------   --------   --------   --------   --------   --------
    Subtotal.................  260,164    169,543    216,243    138,124    152,091    84,085     104,853    62,982
Multi-Peril Crop
  Insurance(2)...............  100,983      4,189     39,799       (619)     --        --          --        --
                              --------   --------   --------   --------   --------   --------   --------   --------
    Total.................... $361,147   $173,732   $256,042   $137,505   $152,091   $84,085    $104,853   $62,982
                              =========  =========  =========  =========  =========  =========  =========  =========

- -------------------------

(1) Principally comprised of inland marine and surety coverages.

(2) For a discussion of the accounting treatment of MPCI premiums, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     The increase in the Company's gross written premiums in 1994 compared to 1993 as shown in the table above was primarily the result of its acquisition of Redland, effective July 1, 1993. Redland's operations include auto liability, crop hail, commercial multi-peril, farmowners, fire and other allied lines, as well as MPCI. The increase in gross written premiums was also due in part to an increase in premiums in the General Agency segment, primarily in the general liability and commercial multi-peril lines, as a result of increased volume following the hiring in August 1993 of four experienced executives from another insurer. See "-- General Agency" below.

     The principal factors behind the increase in net written premiums include the Company's retention of a higher proportion of its gross written premiums in several lines (principally auto liability and general liability) in 1993 as compared to 1992 as a result of improved capitalization of the Insurance Companies, which permitted them to cede less of their gross premiums written to reinsurers. In addition, the Company retained a higher proportion of its crop hail gross premiums written in 1994 than in 1993 due to substantial increases in the cost of third party reinsurance following unfavorable results from this business in 1993 and 1992.

  GENERAL AGENCY

     Products. The Company offers a variety of specialty property and casualty insurance coverages through its network of approximately 120 general agents. Specialty insurance coverages written by the General Agency segment include the following principal lines:

          Specialty Automobile, including liability and physical damage coverages for local haulers of specialized freight, public livery and other classes of motor vehicles not normally underwritten by standard carriers.

          Excess and Surplus Lines Liability and Substandard Property Coverages, including general liability and commercial multi-peril coverages for small businesses which normally do not satisfy the underwriting criteria of standard carriers, such as small contractors, day care centers, automobile service centers and older apartment buildings, offices and motels.

          Complex General Liability Risks, including products and professional liability which primarily are written on a non-admitted basis and a substantial amount of which the Company reinsures.

     Marketing. General Agency business is written through a system of approximately 120 general agents who have received binding authority from the Company for specific lines of business. Insureds are generally small to medium sized businesses, and the Company provides agents with manuals which provide specific rules for quoting, binding and issuing insurance policies to these insureds. Risks that are too large or involve more complex coverages are submitted to the home office and quoted by the home office underwriters. The Company believes that a key to profitability in this division is in the choice of general agents within each geographic area. The Company seeks out general agents with top reputations and long standing relationships with independent insurance agents in a specific geographic area.

     General agents are compensated primarily through commissions and to a lesser extent through a profit sharing plan based on the accident year experience of each agency, under which profits are paid out over a four-year period beginning in the year immediately following the accident year. The Company's agency agreements with its general agents may generally be terminated by either party without cause on 30 days' notice.

     In August 1993, the Company expanded the General Agency segment by hiring four experienced executives who previously managed a division of a large national specialty property and casualty insurer which underwrote a substantial book of specialty insurance. This group brought significant underwriting expertise and agency contacts to the Company, especially in excess and surplus lines liability and substandard property coverages. Since joining the Company, this group has been responsible for the appointment of 28 new general agents and an increase in gross premiums written in these lines to approximately $60 million in 1994 from approximately $20 million in 1993.

     A subdivision within the General Agency segment consists of the complex general liability risks underwritten through Acceptance Risk Managers, Inc., an unaffiliated general agent. This segment writes larger, long-tail risks, all of which are processed by ARM with respect to premium quotation, binding and policy issuance. ARM works with approximately 30 general agents who operate principally as wholesale intermediaries between the retail agent and ARM. These wholesalers, which do not have binding authority, tend to be well acquainted with the larger retail agencies which generally handle these types of risks, as well as the ways in which coverages can be structured to properly underwrite them.

     The Company has structured its general agency relationship with ARM so that ARM's business incentives are consistent with the profitability goals of the Company. ARM is paid a flat stipend on the first $10 million of gross premium it writes each year, and an additional variable fee equal to a percentage of gross premiums written in excess of the first $10 million, the percentage of which diminishes as premium volume increases. In addition, the Company has structured a profit sharing plan with ARM under which the first profit sharing adjustment in respect of an underwriting year is not paid until four years after the underwriting year has begun, and includes reserves for losses and expenses which have been incurred but not yet reported.

     In the nine months ended September 30, 1994, the Company wrote through ARM gross written premiums of $32.1 million and net written premiums of $9.8 million. To reduce the potential volatility of ARM's long-tail business, the Company cedes 70% of this business to domestic reinsurers rated "A" or better by A.M. Best.

     Although ARM currently writes business exclusively for the Company, the Company's contract with ARM does not prohibit it from writing for other insurers and can be terminated by either party without cause upon one year's notice.

  RURAL AMERICA

     Products. The Company's Rural America segment is comprised of its crop insurance programs and standard property and casualty coverages for the rural market.

     Crop Insurance. The two principal lines of the Company's crop insurance business are Multi-Peril Crop Insurance and crop hail insurance. Multi-Peril Crop Insurance is a federally-subsidized program established in 1980 under the Federal Crop Insurance Act which provides farmers who suffer insured crop damage during a growing season with funds needed to continue operating and plant crops for the next season. Under the MPCI program, private insurance companies, in conjunction with the federal government, offer farmers coverage against substantially all natural perils, including droughts, freezes, floods, tornados, insects, hail and other storm damage, excess rainfall, and plant diseases. Farmers purchase crop insurance, including MPCI, to meet risk management needs and are often encouraged or required to do so by their lenders. In 1994, approximately 811,000 MPCI policies were sold by private insurance companies to U.S. farmers, generating approximately $948 million in MPCI Premiums. For the year ended December 31, 1994, the Company was the third largest writer of MPCI business in the United States based on MPCI Premium with a market share of approximately 14%.

     The size of the national MPCI market is poised to increase in 1995 due to recent changes in law. In response to the substantial costs incurred by the federal government under traditional disaster relief programs due to unprecedented flooding in 1993, in October 1994 Congress adopted significant reforms in the funding and structure of the MPCI program. Among other changes, the Reform Act now requires farmers for the first time to purchase MPCI coverage in order to be eligible for a number of other federally-sponsored farm benefits, including acreage set aside programs, in which farmers are paid to leave a portion of their land unplanted, and crop price supports. As a result, the federal Consolidated Farm Service Agency, which administers the MPCI program, has estimated that the number of acres insured under the MPCI program will increase substantially in 1995. However, there can be no assurance that such an increase will in fact occur or, if such an increase were to occur, that it would result in profitable growth for the Company.

     Although the Company writes MPCI business in 37 states, a significant portion (approximately 34% for 1994) of the business upon which the Company retains risk after federal reinsurance is written in Iowa and Nebraska. These states have historically had more consistent crop yields due in part to advantageous weather conditions and the high percentage of farm acres with irrigation systems. In addition, the two leading crops in these states are corn and soybeans, which the Company believes may be less likely to suffer losses than other, less hardy crops. The Company has crop yield history information on over 100,000 farms in the United States which it utilizes in its MPCI business.

     For a more detailed description of the Company's MPCI business, see "Certain Investment Considerations -- Crop Program Considerations" and "Business
- -- Multi-Peril Crop Insurance Program."

     In addition to Multi-Peril Crop Insurance, the Company offers stand alone crop hail insurance, which insures growing crops against damage resulting from hail storms and which involves no federal participation. The Company generally sells crop hail insurance in conjunction with Multi-Peril Crop Insurance. Although both crop hail and MPCI provide insurance against hail damage, under crop hail coverages farmers can receive payments for hail damage which would not be severe enough to require a payment under an MPCI policy. The Company believes that offering crop hail insurance enables it to sell more MPCI policies than it otherwise would. In addition to crop hail insurance, the Company also sells a small volume of insurance against crop damage from other specific named perils.

     Other Coverages. The Rural America segment also offers to rural agents a line of standard property and casualty coverages, e.g., farmowners, automobile and limited commercial coverages which are marketed to farmers and other customers in rural areas. The Company has found that many rural agencies experience difficulty in finding standard property and casualty coverages for their insureds because many larger insurance companies concentrate on high volume insurance agencies.

     Marketing. The Company markets its crop insurance through approximately 3,800 agencies employing over 7,600 independent agents primarily in the traditional grain belt of the Midwest. The Company believes its success in writing crop business is directly related to its investment in quality sales and service personnel, particularly because there is no price competition with respect to the MPCI product. The Company's agents, who are in many cases farmers themselves, often travel from farm to farm to discuss the benefits of crop insurance in informal, "kitchen table" conversations. A substantial number of agencies are equipped with laptop computers and proprietary software which agents use to make presentations to farmers to help them budget their insurance premium dollars and understand the relative benefits of purchasing different levels and combinations of MPCI and crop hail insurance policies. The Company has been an industry leader in the development of this type of marketing software, which permits the agent to directly transmit orders to the Company's on-line computer system and serves to strengthen the relationship between the agent and the Company.

     The Company markets its other Rural America coverages primarily through the same agents which market its crop insurance. The Company believes it can successfully underwrite this business because it focuses on smaller communities and outlying farms where certain losses tend to occur less frequently than in urban areas.

     Rural America agents are primarily compensated based on a percentage of premiums produced. To a lesser degree, agents are also eligible for contingent commissions generally based upon their production volume and profitability.

  PROGRAM

     Products. The two largest programs are trucking and workers' compensation. Other programs include insurance for temporary help agencies, greyhound race tracks and used car dealers. Trucking coverages include property and casualty coverages for long haul truckers and upper Midwest regional and national trucking companies hauling rural products. The workers' compensation program is based principally in Minnesota and focuses on larger companies, writing policies with minimum annual premiums of $50,000. The Company's workers' compensation strategy is to control voluntary and involuntary costs through the application of intensive claims management techniques which enable clients to improve their loss frequency experience over time.

     Marketing. The Program segment writes insurance generally through highly focused independent agents who specialize in one particular line of business. The Company's workers' compensation program is marketed directly to independent insurance agents who write larger insurance risks. Although the Company's long haul trucking business has historically been written through general agents, the Company generally finds that most of its long haul trucking business is received from a few highly specialized independent insurance agents. In 1991, the Company purchased Seaboard Underwriters, Inc., a national specialist in long haul trucking which also receives its business directly from specialized independent insurance agents. The Company believes that capitalizing on the expertise of specialized agents may provide more consistent results from this line of business. In 1993, with the acquisition of Redland, the Company combined all of its trucking-related business into the Program segment.

     With respect to agents in the Program segment, commissions are the primary form of compensation. Profit sharing plans have been used sparingly to date, but competitive pressures may induce the Company to offer incentives to producers based on the profitability of their books of business.

     Additionally, the Company also provides general agency functions for unaffiliated insurers primarily in the trucking business for which it receives commission income.

  NON-STANDARD AUTOMOBILE

     Products. The Company writes non-standard private passenger automobile coverages principally in the southwestern United States. This product is designed for drivers who are unable to obtain coverage from standard carriers due to prior driving records, other underwriting criteria or market conditions. Such drivers normally are charged higher premium rates than the rates charged for preferred or standard risk drivers and are offered only basic limits of liability in order to meet state financial responsibility laws.

     Marketing. The Company's book of business was developed by a general agency, Statewide, over a period beginning in the mid-1960's. In 1988, the Company formed a joint venture with Statewide to write this book of business through Phoenix Indemnity, which was originally owned 80% by the Company and 20% by Statewide. In 1994, the Company purchased Statewide, thereby acquiring at the same time the remaining 20% of Phoenix Indemnity.

     The Company currently writes this business through approximately 600 independent agents. The Company's agents in general do not specialize in non-standard automobile coverage and, therefore, the Company may be less likely to compete directly with specialized non-standard automobile companies. The Company's strategy in this segment is to write additional business when attractive opportunities arise; however, the Company is not actively seeking increased market share.

     With respect to agents in the Non-Standard Automobile segment, commissions are the primary form of compensation. Profit sharing commissions have been used sparingly to date, but competitive pressures may induce the Company to offer incentives to producers based on the profitability of their books of business.

MULTI-PERIL CROP INSURANCE PROGRAM

  DESCRIPTION OF MPCI PROGRAM

     Multi-Peril Crop Insurance is a federally-subsidized program which is designed to provide participating farmers who suffer insured crop damage with funds needed to continue operating and plant crops for the next growing season. All of the material terms of the MPCI program and of the participation of private insurers such as the Company in the program are set by the federal Consolidated Farm Service Agency (or "CFSA") under applicable law.

     Multi-Peril Crop Insurance provides coverage for insured crops against substantially all natural perils. Purchasing an MPCI policy permits a farmer to ensure that his crop yield for any growing season will be at least 50% to 75% (as selected by the farmer at the time of policy issuance) of his historic crop yield. If a farmer's crop yield for the year is greater than the yield coverage he selected, no payment is made to the farmer under the MPCI program. However, if a farmer's crop yield for the year is less than the yield coverage selected, MPCI entitles the farmer to a payment equal to the yield shortfall multiplied by 60% to 100% (as selected by the farmer at the time of policy issuance) of the price for such crop for that season as set by the CFSA.

     In order to encourage farmers to participate in the MPCI program and thereby reduce dependence on traditional disaster relief measures, the Reform Act establishes a new minimum level of MPCI coverage ("Basic Coverage"), which farmers may purchase upon payment of a minimal fixed administrative fee instead of any premium. Basic Coverage insures 50% of historic crop yield at 60% of the CFSA-set crop price per bushel. Basic Coverage can be obtained from private insurers such as the Company or from USDA field offices.

     In addition to Basic Coverage, MPCI policies that provide a greater level of protection than the Basic Coverage level are also offered (such policies, "Buy-up Coverage"). Most farmers purchasing MPCI have historically purchased at Buy-up Coverage levels, with the most frequently sold policy providing coverage for 65% of historic crop yield at 100% of the CFSA-set crop price per bushel. Buy-up Coverages require payment of a premium in an amount determined by formula set by the CFSA. Buy-up Coverage can only be purchased from private insurers. The Company focuses its marketing efforts on Buy-up Coverages, which have higher premiums and which the Company believes will continue to appeal to farmers who desire, or whose lenders encourage or require, revenue protection.

     The number of MPCI policies written has historically tended to increase after a year, such as 1993, in which many natural disasters adversely affecting crops have occurred, and decrease following a year, such as 1994, in which favorable weather conditions prevail. Although management believes that this historical pattern will be significantly altered by the provisions of the Reform Act which now require farmers to purchase MPCI in order to receive certain other federal benefits, no assurance can be given as to the foregoing.

  REVENUES

     The Company, like other private insurers participating in the MPCI program, generates revenues from the MPCI program in two ways. First, it markets, issues and administers policies, for which it receives administrative fees; and second, it participates in a profit-sharing arrangement in which it receives from the government a portion of the aggregate profit, or pays a portion of the aggregate loss, in respect of the business it writes.

  PROFIT SHARING ARRANGEMENT

     The Company's share of profit or loss on the MPCI business it writes is determined under a complex formula established by the CFSA. Under this formula, the primary factors that determine the Company's MPCI profit or loss share are
(i) the gross premiums the Company is credited with having written; (ii) the amount of such credited premiums retained by the Company after ceding premiums to certain federal reinsurance pools; and (iii) the loss experience of the Company's insureds. The following discussion provides more detail about the implementation of this profit sharing formula.

     Gross Premiums. For each year, the CFSA sets the formulas for determining premiums for different levels of Buy-up Coverage. Premiums are based on the type of crop, acreage planted, farm location, price per bushel for the insured crop as set by the CFSA for that year, and other factors. The federal government will generally subsidize a portion of the total premium set by the CFSA and require farmers to pay the remainder. Cash premiums received by the Company from farmers after the end of a growing season are promptly remitted to the federal government. Although applicable federal subsidies change from year to year, such subsidies will range up to approximately 42% of the Buy-up Coverage premium for 1995 depending on the crop insured and the level of Buy-up Coverage purchased. Federal premium subsidies are recorded on the Company's behalf by the government. For purposes of the profit sharing formula, the Company is credited with having written the full amount of premiums paid by farmers for Buy-up Coverages, plus the amount of any related federal premium subsidies (such total amount, its "MPCI Premium").

     As previously noted, farmers are not required to pay any premium for Basic Coverage. However, for purposes of the profit sharing formula, the Company will be credited with an imputed premium (its "MPCI Imputed Premium") for all Basic Coverages it sells. The amount of such MPCI Imputed Premium credited is determined by formula. In general, such MPCI Imputed Premium will be less than 50% of the premium that would be payable for a Buy-up Coverage policy that insured 65% of historic crop yield at 100% of the CFSA-set crop price per bushel, historically the most frequently sold Buy-up Coverage.

     Reinsurance Pools. Under the MPCI program, the Company must allocate its MPCI Premium or MPCI Imputed Premium in respect of a farm to one of three federal reinsurance pools, at its discretion. These pools provide private insurers with different levels of reinsurance protection from the CFSA on the business they have written. For insured farms allocated to the "Commercial Pool," the Company generally retains 100% of the risk and the CFSA assumes none of the risk; for those allocated to the "Developmental Pool," the Company generally retains 35% of the risk and the CFSA assumes 65%; and for those allocated to the "Assigned Risk Pool," the Company retains 20% of the risk and the CFSA assumes 80%.

     Although the Company in general must agree to insure any eligible farm, it is not restricted in its decision to allocate a risk to any of the three pools, subject to a minimum aggregate retention of 35% of its MPCI Premiums and MPCI Imputed Premiums written. Based upon the production histories of each farm for which the Company writes MPCI policies, as well as other underwriting criteria, the Company assigns each farm to one of the pools. The Company has crop yield history information with respect to over 100,000 farms in the United States. Generally, farms or crops which, based on historical experience, location and other factors, appear to be less likely to suffer an insured loss, are placed in the Commercial Pool. Farms or crops which appear to be more likely to suffer a loss are placed in the Developmental Pool or Assigned Risk Pool. The Company has historically allocated the bulk of its insured risks to the Commercial Pool.

     The Company's share of profit or loss depends on the aggregate amount of MPCI Premium and MPCI Imputed Premium on which the Company retains risk after allocating farms to the foregoing pools (its "MPCI Retention").

     Loss Experience of Insureds. The Company pays insured losses to farmers as they are incurred during the growing season, with the full amount of such payments reimbursed to the Company by the federal government within three business days. After a growing season ends, the aggregate loss experience of the Company's insureds in each state for risks allocated to each of the three reinsurance pools is determined. If, for all risks allocated to a particular pool in a particular state, the Company's share of losses incurred is less than its aggregate MPCI Retention, the Company shares in the gross amount of such profit according to a schedule set by the CFSA for each year. As an example, if the Company's MPCI Retention in respect of risks allocated to the Commercial Pool in Nebraska in 1995 was, for instance, $1 million, it would receive 94% of the first $350,000 of the gross amount of such profit, 65% of the next $100,000 of such gross profit, and 11% of any portion of the remaining $550,000 of such gross profit, for a maximum potential profit share to the Company on such $1 million of Nebraska Commercial Pool MPCI Retention of approximately $455,000, assuming no losses were incurred.

     A similar calculation would be performed if the Company's share of losses incurred were greater than its MPCI Retention to determine the Company's participation in such gross loss. The profit and loss sharing percentages are different for risks allocated to each of the three reinsurance pools, and private insurers will receive or pay the greatest percentage of profit or loss for risks allocated to the Commercial Pool.

     The percentage split between private insurers and the federal government of any profit or loss which emerges from an MPCI Retention is set by the CFSA and generally is adjusted from year to year. For 1995 and 1996, the CFSA has increased the maximum potential profit share of private insurers for risks allocated to the Commercial Pool above the maximum potential profit share set for 1994, without increasing the maximum potential share of loss for risks allocated to that pool for 1995. This change increases the potential profitability of risks allocated to the Commercial Pool by private insurers. However, no assurance can be given that the profitability of the Company's MPCI business will increase in 1995, since such profitability is also affected by a number of other factors.

  THIRD PARTY REINSURANCE

     In order to reduce the Company's potential loss exposure under the MPCI program, the Company generally purchases stop loss reinsurance from other private insurers. The amount purchased varies yearly depending on market conditions and other factors. Such reinsurance would not eliminate the Company's potential liability in the event a reinsurer was unable to pay or losses exceeded the limits of the stop loss coverage.

  ADMINISTRATIVE PAYMENTS

     Buy-up Coverage. The Company receives an administrative payment from the CFSA for writing and administering Buy-up Coverage policies. These payments provide funds to compensate the Company for its expenses, including agents' commissions and the costs of administering policies and adjusting claims. In 1994, the administrative payments were set at 31% of the MPCI Premium. In 1995 and 1996, this payment has also been set at 31% of the MPCI Premium, but it is scheduled to be reduced to 29% in 1997, 28% in 1998, and 27.5% in 1999.

     Basic Coverage. Farmers are required to pay a minimal fixed administrative fee in order to obtain Basic Coverage. A portion of this fee is retained by the Company to defray the cost of administration, with the balance remitted to the government. The Company will also receive, from the CFSA, a separate minimal claims administration fee in respect of each Basic Coverage policy it writes. In general, administrative fees payable to the Company in respect of Basic Coverage are significantly lower than for Buy-up Coverage.

UNDERWRITING

     The Company's underwriting staff is organized by specific lines of insurance. This enables the Company to take advantage of its underwriters' expertise and experience in underwriting a particular type of insurance risk on a consistent basis. In accepting risks, each underwriter is required to comply with risk parameters, retention limits and rates prescribed by the Company.

     Generally, in order to deliver prompt service while ensuring consistent underwriting, the Company grants general agents the authority to sell and bind insurance coverages in accordance with detailed procedures and limitations established by the Company. The Company promptly reviews coverages bound by agents, decides whether the insurance is written in accordance with such procedures and limitations, and, subject to state law limits and policy terms, may cancel coverages that are not in compliance. Regulations of each state vary regarding cancellation of insurance policies and often depend upon whether they are written on an admitted or non-admitted basis. Additionally, the policies written by the Company provide that they may generally be canceled with 30 to 60 day notices, subject to state law limits.

     The Company's underwriting staff attempts to visit general agents and independent agents not less than annually. Additionally, the Company provides seminars in certain lines of business for its general agents and independent agents to discuss, among other things, new procedures and policies, new coverages and new regulatory requirements.

     The Company grants limited binding authority to certain independent agents in certain lines of business, and provides that all other agents submit all quotes to the Company's underwriting staff in order for such coverages to be bound. Each line of business has detailed procedures and limitations established by the Company. Business that is outside a general agent's or an independent agent's binding authority must be submitted to the Company's underwriting staff to obtain approval to bind such coverages.

     ARM's operations are subject to contractual and operational controls designed to maintain proper underwriting standards. The authority of ARM to bind the Company is limited to specific types of insurance detailed in reinsurance treaties written for this business unit and is limited to risks under which the Company's ultimate net retention does not exceed $150,000. Further, the Company and each of the four reinsurers participating in this business periodically audit the underwriting operations of ARM, and each has conducted at least two audits during 1994.

     The Company writes insurance in 44 states and the District of Columbia as an admitted carrier and in 42 states, the District of Columbia and the Virgin Islands as an approved non-admitted carrier. Non-admitted carriers normally are restricted to writing lines of business not regularly written in the standard admitted market, although they have greater freedom to design policy provisions and charge appropriate premiums on an unregulated basis. The Company generally seeks to have an insurance subsidiary licensed as an admitted carrier, as well as another insurance subsidiary operating as an approved non-admitted carrier, in each state in which it writes insurance in order to have the flexibility to offer insurance products in both the admitted as well as the non-admitted market. For the nine months ended September 30, 1994, the Company wrote 62% of its written premiums as a non-admitted carrier and 38% as an admitted carrier.

CLAIMS

     The Company's claims department administers all claims and directs all legal and adjustment aspects of the claims handling process. All claims are processed centrally by the Company's staff. Independent adjusters are utilized regularly to assist in settling claims. The Company maintains an active approach to claims management which is designed to investigate claims as soon as practicable in order to manage and anticipate developments throughout the claims process.

     The specialized nature of the Company's business segments requires specific skills to settle claims successfully and accordingly, the Company maintains a staff of experienced claim examiners. These claim examiners specialize in individual segments of the Company's business, which provides greater consistency and depth of experience in settling claims.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     The Company maintains reserves for estimates of liability for reported losses, losses which have occurred but which have not yet been reported, and for the expenses of investigating, processing and settling claims under outstanding policies. Such reserves are estimates by the Company primarily based on Company and industry experience with the types of risks involved, knowledge of the circumstances surrounding individual claims, and Company and industry experience with respect to the probable number and nature of claims arising from losses not yet reported. The effects of inflation are implicitly reflected in these loss reserves through the industry data utilized in establishing such reserves. The Company does not discount its reserves to estimated present value for financial reporting purposes. The Company annually obtains an independent review of its loss reserving process and reserve estimates by a professional actuary as part of the annual audit of its financial statements.

     The following table presents an analysis of the Company's reserves, reconciling beginning and ending reserve balances for the periods indicated:

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1993       1992       1991
                                                             --------   --------   --------
                                                                      (IN THOUSANDS)
Net loss and loss adjustment expense reserves at beginning
  of year..................................................  $ 77,627   $ 66,132   $ 58,439
                                                             --------   --------   --------
Net loss and loss adjustment expense reserves of Redland at
  date of acquisition......................................    13,499         --         --
                                                             --------   --------   --------
Provisions for net losses and loss adjustment expenses for
  claims occurring in the current year.....................    90,250     57,678     46,719
Increase in net reserves for claims occurring in prior
  years....................................................     2,555      2,347        198
                                                             --------   --------   --------
                                                               92,805     60,025     46,917
                                                             --------   --------   --------
Net losses and loss adjustment expenses paid for claims
  occurring during:
  The current year.........................................   (40,209)   (18,328)   (15,487)
  Prior years..............................................   (28,008)   (30,202)   (23,737)
                                                             --------   --------   --------
                                                              (68,217)   (48,530)   (39,224)
                                                             --------   --------   --------
Net loss and loss adjustment expense reserves at end of
  year.....................................................   115,714     77,627     66,132
Reinsurance recoverable on unpaid loss and loss adjustment
  expenses.................................................    95,886     50,039        N/A(1)
                                                             --------   --------   --------
Gross loss and loss adjustment expense reserves............  $211,600   $127,666        N/A(1)
                                                             ========   ========   ========

- -------------------------
(1) The Company adopted SFAS #113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," beginning December 31, 1992. See discussion below for more information on the accounting treatment of reinsurance recoverables under SFAS #113.

     The following table presents the development of balance sheet loss reserves from calendar years 1983 through 1993. The top line of the table shows the loss reserves at the balance sheet date for each of the indicated years. These amounts are the estimates of losses and loss adjustment expenses for claims arising in all prior years that are unpaid at the balance sheet date, including losses that had been incurred but not yet reported to the Company. The middle section of the table shows the cumulative amount paid with respect to previously recorded reserves as of the end of each succeeding year. The lower section of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year. The "Cumulative redundancy (deficiency)" caption represents the aggregate cumulative change in the estimates over all prior years. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this information. The Company computes the cumulative redundancy (deficiency) annually on a calendar year basis.

     The Company adopted Statement of Financial Accounting Standards No. 113 ("SFAS #113"), "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," effective January 1, 1993. The effect of the application of SFAS #113 resulted in the reclassification of amounts ceded to reinsurers, which amounts were previously reported as a reduction in unearned premium and unpaid losses and loss adjustment expenses, to assets on the consolidated balance sheet. The table below includes a reconciliation of net loss and loss adjustment expense reserves to amounts presented on the consolidated balance sheet after reclassifications related to the adoption of SFAS #113. The gross cumulative redundancy is presented for 1992, the only year on the table for which the Company has restated amounts in accordance with SFAS #113.

                                                             YEARS ENDED DECEMBER 31,
                 ----------------------------------------------------------------------------------------------------------------
                  1983      1984      1985      1986      1987      1988      1989      1990      1991          1992       1993
                 -------   -------   -------   -------   -------   -------   -------   -------   -------      --------   --------
                                                                  (IN THOUSANDS)

Net reserves for
  unpaid losses
  and loss
  adjustment
  expenses...... $ 2,029   $ 2,764   $ 7,894   $17,373   $27,730   $34,092   $43,380   $58,439   $66,132      $ 77,627   $115,714
Cumulative
  amount of net
  liability paid
  through:
  One year
    later.......   2,111     2,475     3,857     5,641     8,490    10,413    13,026    23,737    30,202        28,008
  Two years
    later.......   3,041     4,510     6,408    10,955    15,710    17,765    25,790    41,391    47,803
  Three years
    later.......   3,769     5,463     8,609    14,721    20,207    23,436    33,005    51,703
  Four years
    later.......   4,077     6,193     9,868    16,229    22,691    26,254    36,676
  Five years
    later.......   4,274     6,514     9,970    17,385    23,486    27,802
  Six years
    later.......   4,323     6,563    10,123    17,464    24,153
  Seven years
    later.......   4,328     6,658    10,113    17,521
  Eight years
    later.......   4,380     6,624    10,137
  Nine years
    later.......   4,382     6,652
  Ten years
    later.......   4,383
Net reserves
  reestimated as
  of:
  One year
    later.......   2,827     5,221     8,720    17,260    26,778    33,360    42,969    58,637    68,479        80,182
  Two years
    later.......   3,825     6,020     9,490    18,196    27,066    31,482    41,307    59,775    72,712
  Three years
    later.......   4,170     6,378    10,589    18,648    25,326    29,761    39,670    62,752
  Four years
    later.......   4,325     6,775    10,606    17,894    24,885    28,936    40,132
  Five years
    later.......   4,368     6,647    10,224    17,996    24,431    29,081
  Six years
    later.......   4,362     6,618    10,256    17,802    24,619
  Seven years
    later.......   4,349     6,686    10,183    17,845
  Eight years
    later.......   4,392     6,663    10,179
  Nine years
    later.......   4,398     6,674
  Ten years
    later.......   4,394
Net cumulative
  redundancy
 (deficiency)... $(2,365)  $(3,910)  $(2,285)  $  (472)  $ 3,111   $ 5,011   $ 3,248   $(4,313)  $(6,580)(1)  $ (2,555)
Gross reserves
  for unpaid
  loss and loss
  adjustment
  expenses......                                                                                              $127,666   $211,600
Reinsurance
  recoverable on
  unpaid loss
  and loss
  adjustment
  expenses......                                                                                                50,039     95,886
                                                                                                              --------   --------
Net reserves for
  unpaid loss
  and loss
  adjustment
  expenses......                                                                                                77,627    115,714
Reestimated
  gross reserves
  for unpaid
  loss and loss
  adjustment
  expenses......                                                                                              $123,750
Reestimated
  reinsurance
  recoverable on
  unpaid loss
  and loss
  adjustment
  expenses......                                                                                                43,568
                                                                                                              --------
Reestimated net
  reserves for
  unpaid loss
  and loss
  adjustment
  expenses......                                                                                                80,182
                                                                                                              --------
Gross cumulative
  redundancy....                                                                                              $  3,916(2)
                                                                                                              ========

- -------------------------
(1) The principal components of the cumulative deficiency in the 1991 calendar year development were the workers' compensation, general liability, and commercial multi-peril books of business. The Company's estimates of development patterns of these lines were based upon historical information. The actual experience of these lines differed from the historical patterns causing the deficiency. The Company has adjusted its estimated development patterns for all actual experience for reserving these lines in subsequent years.
(2) The gross cumulative redundancy resulted primarily from favorable development of losses ceded to reinsurers principally in the excess of loss coverages.

     For further information about the Company's loss reserves, see "Certain Investment Considerations -- Loss Reserves."

REINSURANCE

     A significant component of the Company's business strategy involves the structuring of reinsurance tailored to the needs of its business lines. Insurance companies purchase reinsurance to spread risk on individual exposures, protect against catastrophic losses and increase their capacity to write insurance. Reinsurance involves an insurance company transferring, or ceding, all or a portion of its exposure on insurance to a reinsurer. The reinsurer assumes the exposure in return for a portion of the premium received by the insurance company. Reinsurance does not discharge the insurer from its obligations to its insured. If the reinsurer fails to meet its obligations, the ceding insurer remains liable to pay the insured, but the reinsurer is liable to the ceding insurer to the extent of the reinsured portion of any loss.

     The Company limits its exposure under individual policies by purchasing excess of loss and quota share reinsurance from other insurance companies, as well as maintaining catastrophe reinsurance to protect against catastrophic occurrences where claims can arise under several policies from a single event, such as a hurricane, earthquake, wind storm, riot, tornado or other extraordinary event.

     The Company generally retains the first $500,000 of risk under its casualty lines, ceding the next $2,500,000 to reinsurers; and 25% of the first $500,000 of risk under its property lines, ceding the other 75% to quota share reinsurers and the next $1,500,000 per risk to other reinsurers. The foregoing reinsurance coverage does not apply to business written through ARM, for which the Company maintains a separate 70% quota share treaty. To the extent that individual policies in any line exceed reinsurance treaty limits, it is the Company's customary policy to purchase reinsurance on a facultative (specific policy) basis.

     The Company maintains catastrophe reinsurance for its casualty lines which provides coverages of $7 million in excess of $3 million of aggregate risk per occurrence, and for its property lines, which provides catastrophe coverage of 95% of $17,500,000 in excess of $2,500,000 per catastrophe.

     In its Minnesota workers' compensation business, the Company buys catastrophe coverage on an unlimited basis from the Minnesota Workers Compensation Reinsurance Association in excess of $450,000 retention per occurrence. In other states the Company purchases $49.5 million of coverage in excess of $500,000 per occurrence and $9.5 million of coverage in excess of $500,000 per person through private insurers.

     The Company reinsures its MPCI business with various federal reinsurance pools administered by the CFSA. Under the CFSA's reinsurance program, the Company may (at the Company's election) cede to the CFSA a portion of the Company's gross exposure under MPCI policies, ranging from 0% to 80% of such exposure. In 1994, the Company ceded to the CFSA an aggregate of 39.7% of such gross exposure. The Company's net exposure on MPCI business is further reduced by privately placed stop loss reinsurance purchased from private carriers. See "Business -- Multi-Peril Crop Insurance Program."

     Approximately 55% of the Company's crop hail business is reinsured through quota share agreements supplemented by surplus and stop loss contracts purchased from private reinsurers. Surplus agreements generally limit the Company's quota share exposure to $1,500,000 per county or township. Stop loss reinsurance is purchased to cover 95% of net retained losses exceeding 90% up to 130% of retained premiums.

     The Company seeks to mitigate exposure to adverse reinsurance pricing conditions and to credit risk by maintaining a diversity of reinsurers. Reinsurance treaties are renegotiated and renewed annually by the Company. The Company closely monitors the quality and performance of its reinsurers and for the year ended December 31, 1994, approximately 80% of the Company's reinsurance business on a ceded premium written basis was ceded to reinsurance companies rated A- (Excellent) or better by A.M. Best, or was reinsured by the federal government.

     The following table sets forth the principal domestic reinsurers of the Company and their A.M. Best ratings, ranked in order of reinsurance premiums ceded for the year ended December 31, 1994. At such date, the Company placed 88% of its reinsurance with domestic reinsurance companies. The balance of the Company's reinsurance is primarily placed with major international reinsurers.

                                                                   YEAR ENDED DECEMBER 31, 1994
                                                          ----------------------------------------------
                                                          REINSURANCE      OUTSTANDING
                                                           PREMIUMS        REINSURANCE      A.M. BEST'S
                  DOMESTIC REINSURER                         CEDED       RECOVERABLES(1)    1993 RATING
- -------------------------------------------------------   -----------    ---------------    ------------
                                                                          (IN THOUSANDS)
Consolidated Farm Service Agency.......................    $  92,744         $17,297        Government
Constitution Reinsurance Corporation...................       18,113          15,608        A+
Reliance Reinsurance Corporation.......................       14,223           6,957        A-
United States Fidelity and Guaranty Corporation........        7,510             188        A-
Skandia America Reinsurance............................        6,116           5,113        A
Re Capital Reinsurance Company.........................        5,379           6,804        A
PMA Reinsurance Corporation............................        4,952           4,705        A+
North American Reinsurance Corporation.................        3,765           2,133        A
                                                          -----------
     Subtotal..........................................    $ 152,802
                                                          -----------
     Total Domestic Ceded Premium......................    $ 192,207
                                                           =========
                                                                  80%
                                                           =========

- -------------------------
(1) Represents reinsurance recoverables on unpaid losses and loss adjustment expenses at period end.

INVESTMENTS

     The Company's investment policy is to maximize the after-tax yield of the portfolio while emphasizing the stability and preservation of the Company's capital base. Further, the portfolio is invested in types of securities and in an aggregate duration which reflect the nature of the Company's liabilities and expected liquidity needs. The Company manages its portfolio internally. Effective January 1, 1994, all of the Company's fixed maturity securities were classified as available for sale and carried at market value. At December 31, 1993, the fixed maturity securities which the Company classified as available for sale were carried at the lower of aggregate cost or market and the fixed maturity securities classified as held for investment were carried at cost. The investment portfolio at September 30, 1994 and December 31, 1993, consisted of the following:

                                                   SEPTEMBER 30, 1994         DECEMBER 31, 1993
                                                  ---------------------     ---------------------
                                                               CARRYING                  CARRYING
               TYPE OF INVESTMENT                   COST        VALUE         COST        VALUE
- ------------------------------------------------  --------     --------     --------     --------
                                                                  (IN THOUSANDS)
Fixed maturity securities
  U.S. government obligations...................  $ 36,322     $ 34,877     $ 26,455     $ 26,455
  Obligations of states and political
     subdivisions...............................    33,280       32,256       33,874       33,874
  Foreign corporations..........................     1,498        1,499          499          499
  Public utilities..............................     3,608        3,555        3,218        3,218
  All other corporate bonds.....................    17,662       17,401        9,789        9,789
  Collateral-backed securities..................    72,936       62,181       73,757       73,757
                                                  --------     --------     --------     --------
          Total fixed maturity securities.......   165,306      151,769      147,592      147,592
Common stocks...................................     6,903        6,752        5,439        5,427
Preferred stocks................................    10,448        9,748        8,367        8,445
Commercial mortgages............................     2,320        2,320        2,852        2,852
Real estate.....................................     3,894        3,894        4,266        4,266
Cash and short-term investments(1)..............    52,905       52,905       19,404       19,404
                                                  --------     --------     --------     --------
          Total.................................  $241,776     $227,388     $187,920     $187,986
                                                  ========     ========     ========     ========

- -------------------------
(1) Due to the nature of crop insurance, the Company must maintain short-term investments to fund amounts due under the program. Historically, these short-term funds are highest in the Fall corresponding to the cash flow of the agricultural industry.

     The following table sets forth, as of September 30, 1994, the composition of the Company's fixed maturity securities portfolio by time to maturity.

                                                                   CARRYING       PERCENT TOTAL
                            MATURITY:                                VALUE        CARRYING VALUE
    ----------------------------------------------------------  ---------------   --------------
                                                                         (IN THOUSANDS)
    1 year or less............................................     $     192             0.1%
    More than 1 year through 3 years..........................        32,236            21.2
    More than 3 years through 5 years.........................        26,261            17.3
    More than 5 years through 10 years........................        22,130            14.6
    More than 10 years through 15 years.......................         3,896             2.6
    More than 15 years........................................         4,874             3.2
    Collateral backed securities..............................        62,181            41.0
                                                                ---------------      -------
              Total...........................................     $ 151,769           100.0%
                                                                ============      ===========

     The following table sets forth, as of September 30, 1994, the ratings assigned to the Company's fixed maturity securities.

                                                                   CARRYING       PERCENT TOTAL
                            RATING:(1)                               VALUE        CARRYING VALUE
    ----------------------------------------------------------  ---------------   --------------
                                                                         (IN THOUSANDS)
    Aaa.......................................................     $ 126,380            83.2%
    Aa........................................................         4,348             2.9
    A.........................................................        15,212            10.0
    Baa.......................................................         3,458             2.3
    Below investment grade....................................         2,371             1.6
                                                                ---------------      -------
              Total...........................................     $ 151,769           100.0%
                                                                ============      ===========

- -------------------------
(1) Ratings are assigned by Moody's Investors Service, Inc. when available, with the remaining ratings assigned by Standard & Poor's Corporation.

     The Company's investment results for the periods indicated are set forth below:

                                                 NINE MONTHS
                                                    ENDED
                                                SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                -------------     ---------------------------------
                                                    1994            1993         1992        1991
                                                -------------     --------     --------     -------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Net investment income.........................    $   9,230       $ 10,844     $  8,220     $ 6,103
Average investment portfolio(1)...............      200,036        173,182      113,024      97,460
Pre-tax return on average investment
  portfolio...................................         6.2%(2)        6.3%         7.3%        6.3%
Net realized gains............................    $     499       $  2,250     $  1,046     $ 1,953

- -------------------------
(1) Average investment portfolio represents the average (based on amortized cost) of the beginning and ending investment portfolio (excluding real estate) computed on a quarterly basis.

(2) Return on average investment portfolio for the nine months ended September 30, 1994 has been annualized for comparison purposes.

     The Company's collateral backed securities portfolio consists of mortgage-backed securities, all of which are collateralized mortgage obligations ("CMOs"). The following table sets forth as of September 30, 1994 the categories of the Company's CMOs, which at such date had an average life of approximately six years.

                                                                                            CARRYING
                    TYPE OF CMO                       PAR VALUE(1)   AMORTIZED COST(1)   (MARKET) VALUE
- ----------------------------------------------------  ------------   -----------------   --------------
                                                                     (IN THOUSANDS)
Fixed coupon........................................    $ 19,198          $19,312           $ 18,702
Floating rate(2)....................................      16,933           16,823             16,657
Inverse floating rate(2)............................      39,024           36,801             26,822
                                                      ------------   -------------      ------------
          Total CMOs(3).............................    $ 75,155          $72,936           $ 62,181
                                                      ==========     =============       ============

- -------------------------
(1) Par value is the face amount of the underlying mortgage collateral. Any cost in excess of par value is a "premium" whereas cost lower than par value is a "discount." The Company's aggregate CMO portfolio has been purchased at a discount.

(2) Floating rate CMOs provide an increased interest rate when a specified index interest rate increases and a lower interest rate when such index rate decreases, while inverse floating rate CMOs provide a lower interest rate when the index rate increases and a higher rate when the index rate decreases. Generally, the Company's floating rate and inverse floating rate securities are tied to the one month LIBOR. The market values of the Company's floating rate and inverse floating rate CMOs are significantly impacted by various factors, including the outlook for future interest rate changes and such securities' relative liquidity under current market conditions.

(3) All of the CMO portfolio collateral is guaranteed by a government agency.

     The yield characteristics of mortgage-backed securities differ from those of traditional fixed maturity securities. Interest and principal payments occur more frequently, often monthly, and mortgage-backed securities are subject to risks associated with variable prepayments. Prepayment rates are influenced by a number of factors which cannot be predicted with certainty, including the relative sensitivity of the underlying mortgages backing the assets to changes in interest rates, a variety of economic, geographic and other factors and the prepayment priority of the securities in the overall securitization structures.

     In general, prepayments on the underlying mortgage loans, and the securities backed by these loans, increase when the level of prevailing interest rates declines significantly below the interest rates on such loans. Mortgage-backed securities purchased at a discount to par will experience an increase in yield when the underlying mortgages prepay faster than expected because the faster prepayment results in accelerated recognition of the discount as income. Those securities purchased at a premium that prepay faster than expected will incur a reduction in yield because the faster prepayment results in accelerated amortization of the premium. When declines in interest rates occur, the proceeds from the prepayment of mortgage-backed securities are likely to be reinvested at lower rates than the Company was earning on the prepaid securities.

     As the level of prevailing interest rates increases, which occurred during the first half of 1994, prepayments on mortgage-backed securities decelerate as fewer underlying mortgages are refinanced. When this occurs, the average maturity and duration of the mortgage-backed securities increase, which decreases the yield on mortgage-backed securities purchased at a discount because the discount is realized as income at a slower rate and increases the yield on those purchased at a premium as a result of a decrease in annual amortization of the premium.

REGULATION

     As a general rule, an insurance company must be licensed to transact insurance business in each jurisdiction in which it operates, and almost all significant operations of a licensed insurer are subject to regulatory scrutiny. Licensed insurance companies are generally known as "admitted" insurers. Most states provide a limited exemption from licensing for insurers issuing insurance coverages that generally are not available from admitted insurers. There coverages are referred to as "surplus lines" insurance and these insurers as "surplus lines" or "non-admitted" companies.

     The Company's admitted insurance businesses are subject to comprehensive, detailed regulation throughout the United States, under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. The primary purpose of such regulations and supervision is the protection of policyholders and claimants rather than stockholders or other investors. Depending on whether the insurance company is domiciled in the state and whether it is an admitted or non-admitted insurer, such authority may extend to such things as (i) periodic reporting of the insurer's financial condition;
(ii) periodic financial examination; (iii) approval of rates and policy forms;
(iv) loss reserve adequacy; (v) insurer solvency; (vi) the licensing of insurers and their agents; (vii) restrictions on the payment of dividends and other distributions; (viii) approval of changes in control; and (ix) the type and amount of permitted investments.

     The Company also is subject to laws governing insurance holding companies in Nebraska, Iowa and Arizona, where the Insurance Companies are domiciled. These laws, among other things, require the Company to file periodic information with state regulatory authorities including information concerning its capital structure, ownership, financial condition and general business operations; regulate certain transactions between the Company, its affiliates and the Insurance Companies, including the amount of dividends and other distributions and the terms of surplus notes; and restrict the ability of any one person to acquire certain levels of the Company's voting securities without prior regulatory approval.

     The insurance holding company laws of Nebraska, Iowa and Arizona limit dividends and other distributions from the Insurance Companies to the Company. Under Nebraska law, dividends or distributions may not be paid by an insurance company without prior regulatory approval, unless such dividend, together with any dividends paid within the preceding 12 months, does not exceed the lesser of
(a) 10% of the policyholders' surplus of the insurer as of the preceding December 31 or (b) the insurer's net income, excluding realized capital gains, for the preceding calendar year, all as computed in accordance with SAP. In determining net income available for dividends in Nebraska, an insurer may carry forward net income from the second and third full calendar years preceding the date of determination, again excluding realized capital gains, less dividends paid in such prior calendar years. Under Iowa law, dividends or distributions may not be paid by an insurance company without prior regulatory approval, unless such dividend, together with any dividends paid within the preceding twelve months, does not exceed the greater of (a) 10% of the policyholders' surplus of the insurer as of the preceding December 31 or (b) the insurer's net income for the preceding calendar year, all as computed in accordance with SAP. Under Arizona law, dividends or distributions may not be paid by an insurance company without prior regulatory approval, unless such dividend, together with any dividends paid within the preceding twelve months, does not exceed the lesser of (a) 10% of the policyholders' surplus of the insurer as of the preceding December 31 or (b) the insurer's net investment income (including realized capital losses and excluding realized capital gains) for the preceding calendar year, all as computed in accordance with SAP.

     Other regulatory and business considerations may further limit the willingness of the Insurance Companies to pay dividends. For example, the impact of dividends on surplus could affect an insurer's competitive position, the amount of premiums that it can write and its ability to pay future dividends. Further, the insurance laws and regulations of Nebraska, Iowa and Arizona require that the statutory surplus of an insurance company domiciled therein, following any dividend or distribution by such company, be reasonable in relation to its outstanding liabilities and adequate for its financial needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     While the non-insurance company subsidiaries are not subject directly to the dividend and other distribution limitations, insurance holding company regulations govern the amount which a subsidiary within the holding company system may charge any of the Insurance Companies for services (e.g., agents' commissions).

     The Company's MPCI program is federally regulated and supported by the federal government by means of premium subsidies to farmers, expense reimbursement and federal reinsurance pools for private insurers. Consequently, the MPCI program is subject to oversight by the legislative and executive branches of the federal government, including the CFSA, a division of the USDA. The MPCI program regulations generally require compliance with federal guidelines with respect to underwriting, rating and claims administration. The

Company is required to perform continuous internal audit procedures and is subject to audit by several federal government agencies.

     The MPCI program has historically been subject to change by the federal government at least annually since its establishment in 1980, some of which changes have been significant. The most recent significant changes to the MPCI program came as a result of the passage by Congress of the Reform Act of 1994. See "Certain Investment Considerations -- Crop Program Considerations" and "Business -- Multi-Peril Crop Insurance Program."

     Certain provisions of the Reform Act, if implemented by the CFSA, may increase competition among private insurers in the pricing of Buy-up Coverage. The Reform Act authorizes the CFSA to implement regulations permitting insurance companies to pass on to farmers in the form of reduced premiums certain cost efficiencies related to any excess expense reimbursement over the insurer's actual cost to administer the program, which could result in increased price competition. To date, the CFSA has not enacted regulations implementing these provisions.

     During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to deal with the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of "market assistance plans" under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to cancel certain policies in mid-term, (iii) advance notice requirements or limitations imposed for certain policy non-renewals and
(iv) limitations upon or decreases in rates permitted to be charged.

     Governmental regulators and the NAIC re-examine from time to time existing laws and regulations and their application to insurance companies. For example, the NAIC recently approved and recommended that states adopt and implement several regulatory initiatives designed to be used by regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies and to decrease the risk of insolvency of insurance companies. These initiatives include the implementation of the RBC standards for determining adequate levels of capital and surplus to support the elements of risk in (a) assets (default and market decline), (b) credit (ceded reinsurance recoverables), (c) off-balance sheet/growth risk, (d) loss and loss adjustment expense reserves (adverse development), and (e) premium/price risk (combined ratio). The RBC standards require regulators to analyze the ratio of an insurance company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and certain other adjustments) to its RBC. If a company's total adjusted capital is less than 100%, or in certain cases 125% (the "Company Action Level"), of its RBC, the RBC requirements provide for four levels of regulatory attention, from submission of a comprehensive plan to improve its capital position, to special examinations, to being placed under supervision.

     The RBC formula also defines a new minimum capital standard which will supplement the existing system of low, fixed minimum capital and surplus requirements on a state-by-state basis. The NAIC regulatory initiatives also restrict an insurance company's ability to pay dividends. Of the states in which the Insurance Companies are domiciled, only Nebraska has adopted effective January 1, 1995 the RBC initiatives. Iowa and Arizona may adopt the initiatives, but the ultimate content and timing of any such statutes and regulations adopted by those states cannot be determined at this time. Management believes the implementation of RBC will not have a material adverse effect on the operations of the Insurance Companies.

     The NAIC has developed its Insurance Regulatory Information System ("IRIS") to assist state insurance departments in identifying significant changes in the operations of an insurance company, such as changes in its product mix, large reinsurance transactions, increases or decreases in premiums received and certain other changes in operations. Such changes may not result from any problems with an insurance company but merely indicate changes in certain ratios outside ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside "normal ranges," state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted.

     For the year ended December 31, 1993, Redland Insurance was outside the normal range specified by IRIS in six out of the twelve IRIS ratios for property and casualty insurers. The Company has taken action to improve certain of these ratio results, and, during 1994, the Company contributed a total of $24 million to the surplus of Redland Insurance, including the $18 million described below. As a result primarily of the foregoing IRIS results, the Iowa insurance regulatory authorities conducted a special examination of Redland Insurance for the year ended December 31, 1993. Since the results of this examination have not yet been disclosed to the Company, no assurance can be given that such examination will not result in regulatory action that could have an adverse impact on the business or results of operations of Redland Insurance.

     The insurance laws of Michigan require non-domiciliary insurance companies that undergo a change of control to requalify for their certificates of authority to write insurance. On May 29, 1994, the Michigan Insurance Bureau (the "Bureau") revoked Redland Insurance's certificate of authority after it failed to requalify under such law following its acquisition by the Company. The Bureau cited as its reason concerns about Redland Insurance's capitalization, operating ratios and 1993 IRIS ratios. The Company has since improved the capitalization of Redland Insurance. In addition, a portion of the net proceeds of this Offering will be contributed to Redland Insurance. Redland Insurance plans to seek requalification in Michigan in 1996. For 1994, gross premiums written by Redland in Michigan were $4.5 million, 90% of which consisted of MPCI and crop hail insurance. The Company does not believe that the action by Michigan will have a material adverse effect on the Company's financial condition and results of operations since management believes that the Company has been able to write through Acceptance Insurance substantially all of the Michigan business it would have written through Redland Insurance.

     On August 29, 1994, after a review of the Company's six month financial statements, A.M. Best placed the current A- (Excellent) rating of three of the rated Insurance Companies under review, with negative implications, citing as the reason the Company's growth in written premiums without a corresponding growth in surplus as the reason. Subsequently, the Company increased the statutory surplus of Redland Insurance and Acceptance Insurance by an additional $18 million and $20 million, respectively, with the proceeds from the exercise of the Warrants. A.M. Best then affirmed the Insurance Companies' A- (Excellent) rating.

     The eligibility of the Company's insurance subsidiaries to write insurance on a surplus lines basis in most jurisdictions is dependent on their compliance with certain financial standards, including the maintenance of a requisite level of capital and surplus and the establishment of certain statutory deposits. State surplus lines laws typically: (i) require the insurance producer placing the business to show that he or she was unable to place the coverage with admitted insurers; (ii) establish minimum financial requirements for surplus lines insurers operating in the state; and (iii) require the insurance producer to obtain a special surplus lines license. In recent years, many jurisdictions have increased the minimum financial standards applicable to surplus lines eligibility.

     The Insurance Companies also may be required under the solvency or guaranty laws of most states in which they do business to pay assessments (up to certain prescribed limits) to fund policyholder losses or liabilities of insolvent or rehabilitated insurance companies. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes. Some state laws and regulations further require participation by the Insurance Companies in pools or funds to provide some types of insurance coverages which they would not ordinarily accept.

     It is not possible to predict the future impact of changing state and federal regulation on the Company's operations, and there can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive than existing laws.

EMPLOYEES

     At February 22, 1995 the Company and its subsidiaries employed 17 salaried executives and 772 other personnel. Acceptance believes that relations with its employees are good.

                                   MANAGEMENT

     The following table sets forth the principal executive officers of the Company with their ages and offices held:

          NAME              AGE                              POSITION
                            ---    ------------------------------------------------------------
Kenneth C. Coon..........   44     Chairman and Chief Executive Officer and a Director
John P. Nelson...........   54     President and Chief Operating Officer and a Director
Greg D. Ewald............   41     Senior Vice President of Underwriting
William J. Gerber........   37     Vice President, Investments and Investor Relations
Richard C. Gibson........   59     President of American Agrisurance, Inc.
Robert W. Haney..........   53     Senior Vice President of Claims
Joseph P. Hutelmyer......   41     President and Chief Operating Officer of Seaboard
                                   Underwriters
Georgia M. Mace..........   45     Treasurer and Chief Accounting Officer
George P. Mang...........   63     President and Chief Operating Officer of Phoenix Indemnity
Joseph G. Smith..........   40     Vice President of Budget, Audit and Strategic Planning
Thomas D. Stamm..........   48     Senior Vice President of Acceptance Insurance

     Kenneth C. Coon has been Chairman and Chief Executive Officer of the Company and a director since December 1992. He served as Interim Chief Executive Officer of the Company beginning in February 1992. Mr. Coon was a founder and has been President and Chief Executive Officer and a director of Acceptance Insurance since its formation and of each of its subsidiaries since their formation or acquisition. Mr. Coon began his career in 1972 as an underwriter for Cornhusker Casualty, a division of Berkshire Hathaway. Mr. Coon, a chartered property and casualty underwriter (CPCU), has had more than 20 years of experience in the insurance industry.

     John P. Nelson has been President and Chief Operating Officer of the Company since March 1994, and a director since August 1993. Mr. Nelson founded Redland Insurance in 1978 and has served as either Chairman or President and a director of The Redland Group, Inc. and its insurance subsidiaries since their formation. Mr. Nelson, a CPCU, has more than 25 years of experience in the insurance industry.

     Greg D. Ewald has been the Senior Vice President of Underwriting of the Company since October 1993. Mr. Ewald has been Vice President of Underwriting for Acceptance Insurance and Acceptance Indemnity since April 1990. Prior thereto, Mr. Ewald was Vice President, Treaty Underwriting, at Underwriters Reinsurance Company. Mr. Ewald has more than 18 years of experience in the insurance industry.

     William J. Gerber has been Vice President, Investments and Investor Relations since February 1992. Mr. Gerber was Vice President of the Company since December 1992 and of Acceptance Insurance since July 1991. Beginning in August 1987, he was Director of Financial Reporting and Acquisitions for the Company. Prior thereto, he was a certified public accountant with Coopers & Lybrand for approximately eight years.

     Richard C. Gibson has been President of American Agrisurance, Inc., a wholly-owned marketing subsidiary of the Company, since its inception in November 1976. From 1973 through 1976, Mr. Gibson was Vice President and Marketing Manager of Blakley Crop Hail and prior to that time, from 1964 through 1973 Branch Manager of the Crop Division for the Insurance Company of North America. Mr. Gibson has over 30 years of experience in the insurance industry.

     Robert W. Haney has been Senior Vice President of Claims of the Company since July 1993. For the prior 11 years, Mr. Haney was Assistant Vice President of Claims for Empire Fire & Marine. Mr. Haney has over 20 years of experience in the insurance industry.

     Joseph P. Hutelmyer has been President and Chief Operating Officer of Seaboard Underwriters since October 1991. He was Senior Vice President of Seaboard from January 1986 and has been employed with Seaboard since 1981. Mr. Hutelmyer has over 20 years of experience in the insurance industry.

     Georgia M. Mace has been Treasurer and Chief Accounting Officer of the Company since May 1992. Ms. Mace has been Treasurer and Chief Accounting Officer of Acceptance Insurance since 1983 and of each of its subsidiaries since their formation or acquisition. Ms. Mace has more than 20 years of experience in the insurance industry.

     George P. Mang has been President and Chief Operating Officer of Phoenix Indemnity since April 1994. Prior to that time, Mr. Mang was Executive Vice President of Statewide for 25 years. Mr. Mang has over 35 years of experience in the insurance industry.

     Joseph G. Smith has been Vice President of Budget, Audit and Strategic Planning since August 1993. Mr. Smith served as Vice President and Treasurer of Redland Insurance from 1982 to 1994. Prior to joining Redland, Mr. Smith worked as a certified public accountant with Ernst & Whinney for six years.

     Thomas D. Stamm has been Senior Vice President of Acceptance Insurance since October 1993. Prior to that time, Mr. Stamm was a founding officer and Senior Vice President of Underwriting for the Scottsdale Insurance Company. Prior to that time, Mr. Stamm was a Vice President of Underwriting for Great Southwest Fire Insurance Company for 10 years. Mr. Stamm, a CPCU, has more than 20 years of experience in the insurance industry.

     The following table provides information as of February 21, 1995, with respect to beneficial ownership of the Common Stock by each executive officer of the Company, individually, and by all executive officers of the Company as a group.

                                                                 NUMBER OF
                                NAME                             SHARES(1)     PERCENTAGE(2)
     ----------------------------------------------------------  ---------     -------------
     Kenneth C. Coon(3)........................................    186,427           1.2%
     Greg D. Ewald(4)..........................................     10,025            *
     William J. Gerber(5)......................................     22,979            *
     Richard C. Gibson.........................................    354,083           2.4
     Robert W. Haney...........................................         --            --
     Joseph P. Hutelmyer(6)....................................      4,493            *
     Georgia M. Mace(7)........................................     19,695            *
     George P. Mang(8).........................................     20,433            *
     John P. Nelson(9).........................................    908,403           6.1
     Joseph G. Smith(10).......................................      7,818            *
     Thomas D. Stamm...........................................         --            --
                                                                 ---------         -----
     All executive officers as a group (11 persons)............  1,534,356          10.5%
                                                                 ---------         -----

- -------------------------
 (1) This column sets forth shares of Common Stock which are deemed to be "beneficially owned" by the persons named under applicable Commission rules. Each of the persons in the table has sole voting and investment power with respect to all shares beneficially owned by him, except as described in the following footnotes.

 (2) For purposes of calculating the percentage of Common Stock beneficially owned by any beneficial owner, but only as to such owner, the shares of Common Stock issuable to such person under stock options or warrants exercisable within 60 days are considered outstanding and added to the shares of Common Stock actually outstanding.

 (3) Includes 1,216 shares of Common Stock owned by Mr. Coon's wife, 9,631 shares of Common Stock held for Mr. Coon's account by the trustee of the Employee Stock Ownership and Tax Deferred Savings Plan ("KSOP"), 1,717 shares of Common Stock held for Mrs. Coon's account by the trustee of the KSOP, and immediately exercisable options to purchase 63,646 shares of Common Stock.

 (4) Includes 5,564 shares of Common Stock held by the trustee of the KSOP for the account of Mr. Ewald, and immediately exercisable options to purchase 2,500 shares of Common Stock.

 (5) Includes 4,512 shares of Common Stock held by the trustee of the KSOP for the account of Mr. Gerber, 60 shares of Common Stock held by Mr. Gerber as custodian for his minor children, and immediately exercisable options to purchase 16,875 shares of Common Stock.

 (6) Includes 642 shares of Common Stock held by the trustee of the KSOP for the account of Mr. Hutelmyer and immediately exercisable options to purchase 2,500 shares of Common Stock.

 (7) Includes 5,374 shares of Common Stock held by the trustee under the KSOP for the account of Ms. Mace and immediately exercisable options to purchase 12,500 shares of Common Stock.

 (8) Represents immediately exercisable options to purchase 20,000 shares of Common Stock.

 (9) Includes 117,540 shares of Common Stock held by a family corporation controlled by Mr. Nelson, 385,405 shares controlled by Mr. Nelson through revocable proxies, 2,200 shares of Common Stock held by Mr. Nelson's spouse and 2,200 shares of Common Stock held by Mr. Nelson's minor child.

(10) Includes 1,300 shares of Common Stock owned by Mr. Smith's wife.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an indenture dated as of            , 1995
(the "Indenture") between the Company and           , as Trustee (the
"Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. As used in this "Description of Notes," the "Company" means Acceptance Insurance Companies Inc. and does not include its subsidiaries. Wherever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured, subordinated obligations of the Company, will be limited to $69,000,000 aggregate principal amount (including $9,000,000 aggregate principal amount subject to the Underwriters' over-allotment option)
and will mature on            , 2005. The Notes will bear interest at the rate
per annum shown on the front cover of this Prospectus from the date of original issuance or from the most recent Interest Payment Date to which interest has
been paid or provided for, payable semiannually on            and            of
each year, commencing            , to the Person in whose name the Note (or any
predecessor Note) is registered at the close of business on the preceding
           or            , as the case may be.

     Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be converted, exchanged or transferred, at the office or agency of the Company established for such purpose which will initially be
the office of the Trustee located at            ; provided that, at the option
of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register.

     Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other similar governmental charge payable in connection therewith.

CONVERSION RIGHTS

     The Notes will be convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), into shares of Common Stock of the Company at any time prior to redemption or maturity, initially at the conversion price stated on the cover page hereof, subject to adjustment as described below. The right to convert Notes will terminate at the close of
business on the Business Day immediately preceding                , 2005. The
right to convert Notes called for redemption will terminate at the close of business on the Redemption Date and will be lost if not exercised prior to that time, unless the Company shall default in payment due upon redemption. See "Optional Redemption" below.

     The conversion price will be subject to adjustment in certain events, including (i) the payment in shares of Common Stock of a dividend or other distribution on outstanding Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock (or securities convertible or exchangeable into Common Stock) at less than the current market price per share (as defined); (iv) the distribution to all holders of Common Stock of shares of any class of capital stock (other than Common Stock) of the Company, evidences of indebtedness of the Company, or assets (including cash or securities, but excluding those dividends and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company) or rights, options or warrants to subscribe for or purchase securities of the Company (excluding the rights, options or warrants referred to in (iii) above);
(v) a distribution of cash to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions made within the 12 months preceding such distribution in respect of which no adjustment of the conversion price has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Common Stock consummated within the 12 months preceding such distribution in respect of which no adjustment of the conversion price has been made, exceeds 12.5% of the Company's market capitalization (being the product of the current market price per share times the number of shares of Common Stock then outstanding) on the date fixed for determining the stockholders entitled to such distribution; (vi) the consummation of a tender offer made by the Company or any Subsidiary for Common Stock which involves an aggregate consideration that, together with (X) any cash and other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Common Stock consummated within the 12 months preceding the consummation of such tender offer in respect of which no adjustment to the conversion price has been made and (Y) the aggregate amount of all cash distributions to all holders of the Common Stock within the 12 months preceding the consummation of such tender offer in respect of which no adjustment of the conversion price has been made, exceeds 12.5% of the Company's market capitalization (as defined above) as of the last time tenders could have been made pursuant to such tender offer; and (vii) the issuance of Common Stock to an Affiliate for a net consideration per share less than the current market price per share (other than issuances of Common Stock under certain employee benefit plans).

     In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices (as defined) for the shorter of (i) 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined) or (ii) the period commencing on the date next succeeding the first public announcement of such issuance of rights, options or warrants, such distribution or such tender offer, as the case may be, through such last full trading day prior to the time of determination.

     The Company will be permitted to make such reductions in the conversion price as it, in its discretion, determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights, options or warrants to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its stockholders will not be taxable to the recipients. In addition, the Company may, from time to time, reduce the conversion price for other reasons, provided such reduction is irrevocable for a period of at least 20 days.

     No adjustment of the conversion price will be required to be made unless such adjustment would require an increase or decrease of at least 1% or more of the conversion price as last adjusted, but any adjustments which by reason of the foregoing are not required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as described above, the conversion price will not be adjusted for the issuance of Common Stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

     Subject to any applicable right of the holders to cause the Company to purchase their Notes upon a Change of Control (as defined below), in the case of certain consolidations or mergers with another corporation to which the Company is a party, or the conveyance, transfer, sale or lease of the Company's properties and assets as, or substantially as, an entirety, there will be no adjustment to the conversion price, but each Holder of a Note will have the right, at such Holder's option, to convert such Note during the period such Note is convertible, into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, conveyance, transfer, sale or lease, by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, conveyance, transfer, sale or lease (assuming such holder of Common Stock is not a Person or an Affiliate of such a Person with which the Company consolidated or merged or to which such conveyance, transfer, sale or lease was made, and did not exercise any rights of election and received per share the kind and amount of consideration received per share by holders of a plurality of non-electing shares of Common Stock). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter the Notes would be convertible at the conversion price in effect at such time into the same amount of cash per share into which the Notes would have been convertible had the Notes been converted into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which the Notes would be converted could be more or less than the principal amount of the Notes.

     Notes surrendered for conversion during the period from the close of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such Notes called for redemption on a Redemption Date that occurs during such period), must be accompanied by payment in next day funds of an amount equal to the interest thereon which the registered Holder on such Regular Record Date is to receive. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued interest on the Notes or for any dividends or distributions on any shares of Common Stock delivered upon such conversion. Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

SUBORDINATION

     The payment of the principal of and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). Upon any payment or distribution of assets or securities of the Company, of any kind or character, in connection with any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full, in cash or cash equivalents, before the Holders, or the Trustee on their behalf, will be entitled to receive any payment in respect to the principal of or premium, if any, or interest on the Notes (other than a payment or distribution consisting solely of equity securities or debt or other securities which are subordinated to Senior Indebtedness to the same extent as the Notes or which rank junior to the Notes).

     No payment on account of principal of or premium, if any, or interest on the Notes may be made at any time when there is a continuing default in any payment of principal of or premium, if any, or interest on any Senior Indebtedness, or any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, such default shall have been cured or waived or the benefits of this sentence shall have been waived or such Senior Indebtedness shall have been repaid in full in cash or cash equivalents. In addition, no payment on account of principal of or premium, if any, or interest on the Notes may be made at any time if there shall have occurred and be continuing any event of default (other than a default referred to in the immediately preceding sentence) with respect to any Designated Senior Indebtedness (as defined below), which default would permit immediate acceleration thereof, for the period (a "Payment Blockage Period") commencing on the date of receipt of notice of such default by the Trustee from the trustee or other authorized representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount thereof) and ending on the earlier of (i) the date such event of default has been cured or waived or the benefits of this sentence have been waived, or such Designated Senior Indebtedness has been repaid in full in cash or cash equivalents and (ii) the date 179 days after receipt of such notice. Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the Indenture to the contrary, there must be 181 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that was, or that reasonably should have been, known to exist or be continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of such subordination, in the event of insolvency of the Company, Holders of the Notes may recover less, ratably, than other creditors of the Company, including holders of Senior Indebtedness.

     "Senior Indebtedness" is defined as (a) the principal of, premium, if any, and accrued and unpaid interest on (i) indebtedness, obligations or other liabilities of the Company for borrowed money, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (ii) guarantees, directly or indirectly, by the Company of indebtedness for borrowed money of any other person, or reimbursement obligations under letters of credit, in either case, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (iii) indebtedness evidenced by notes (other than Notes), debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantee or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; (iv) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency rates, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed; and (v) obligations of the Company under any agreement to lease, or any lease of, any real or personal property, which obligations, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, are required to be capitalized on the books of the Company in accordance with GAAP, or guarantees by the Company of similar obligations of others, and (b) modifications, renewals, extensions and refundings of any such indebtedness, obligations or guarantees; unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or guarantee, or such modification, renewal, extension or refunding thereof, is (i) not superior in right of payment to the Notes or (ii) pari passu or junior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (x) indebtedness to a Subsidiary or other Affiliate of the Company, (y) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or installments evidencing such liabilities) or (z) any obligations with respect to any capital stock.

     "Designated Senior Indebtedness" is defined as (a) the $35,000,000 Credit Agreement between the Company, the banks named as signatories thereto and NBD Bank, N.A., as agent (referred to elsewhere in this Prospectus as the Revolving Credit Facility), as such Credit Agreement may be amended or modified from time to time, and (b) any other Senior Indebtedness that, at any date of determination, has an aggregate principal amount of at least $20 million and is specifically designated by the Company in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

     As of September 30, 1994, after giving effect to this Offering and application of the net proceeds therefrom, approximately $12 million of Senior Indebtedness would have been outstanding. The actual amount of Senior Indebtedness at such date was $29 million. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness. The Indenture does not prohibit or limit the incurring of additional Senior Indebtedness (or any other indebtedness) by the Company or the incurring of indebtedness by its subsidiaries.

     All of the Company's operations are conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries. Any right of the Company, and hence the right of creditors of the Company (including the holders of Notes), to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors, which may include policyholders, of any subsidiary with respect to the assets of such subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. As of September 30, 1994, total liabilities of the Company's subsidiaries were approximately $420 million.

OPTIONAL REDEMPTION

     The Company will not be permitted to redeem the Notes prior to
               , 1998. Thereafter, the Notes will be redeemable at the Company's option, as a whole or from time to time in part, upon not less than 15 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed, at the Holder's address appearing in the Note Register, on any date prior to maturity at the following Redemption Prices (expressed as percentages of principal amount) if redeemed during the 12-month period
beginning                of each year indicated below, plus accrued interest to
the Redemption Date:

                YEAR          PERCENTAGE
        --------------------- ----------
        1998.................        %
        1999.................        %
        2000.................        %
        2001.................        %

                YEAR          PERCENTAGE
        --------------------- ----------
        2002.................        %
        2003.................        %
        2004 and
          thereafter.........     100%

     If less than all the Notes then outstanding are to be redeemed, the Trustee will select those to be redeemed as a whole or in part by such method as the Trustee shall deem fair and appropriate and in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

     No sinking fund is provided for the Notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may, without the consent of any Holders of Notes, consolidate or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person, and any other Person may consolidate or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, the Company; provided, that (a) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer or which leases all or substantially all of the properties and assets of the Company is a corporation which is organized and validly existing under the laws of any United States jurisdiction and expressly assumes, by a supplemental indenture executed and delivered to the Trustee, the Company's obligations in respect of the Notes and under the Indenture, (b) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) such consolidation, merger, conveyance, transfer or lease complies with the Indenture and all conditions precedent provided for in the Indenture relating to such transaction have been complied with. Notwithstanding the foregoing, in the event that such transaction constitutes a Change of Control, the Company may be obligated to purchase all or a portion of a Holder's Notes.

RIGHTS TO REQUIRE REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     In the event of any Change of Control (as defined below) of the Company which constitutes a Repurchase Event (as defined below) occurring after the date of issuance of the Notes and on or prior to Maturity, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all (or any portion with a principal amount equal to $1,000 or an integral multiple thereof) of the Holder's Notes on or promptly following the date (the "Repurchase Date") that is 45 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid.

     Promptly, but in any event within 30 days following any Change in Control, the Company is required, with respect to any Senior Indebtedness that would prohibit the repurchase of Notes by the Company in the event of a Change in Control, to either (i) repay all such Senior Indebtedness in full or (ii) obtain the requisite consents under such Senior Indebtedness to permit the repurchase of the Notes as provided in the Indenture. Notwithstanding the foregoing, failure by the Company to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 20th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Notes a notice of the occurrence of such Repurchase Event, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes, the procedures which the Holder must follow to exercise this right and information with respect to the conversion of the Notes. To exercise the repurchase right, the Holder of a Note must deliver, on or before the close of business on the second Business Day immediately preceding the Repurchase Date, written notice to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer.

     A "Change of Control" is defined as any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any person (as defined in Section 13(d)(3) of the Exchange Act) in one or a series of transactions; (ii) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are converted into or exchanged for the same consideration) or pursuant to which the Common Stock would be converted into or exchanged for cash, securities or other property, in each case, other than a consolidation or merger in which the holders of Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of common stock of the continuing or surviving corporation immediately after the consolidation or merger; (iii) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in any person (as defined in Section 13(d)(3) of the Exchange Act) (A) acquiring "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the aggregate total voting rights attaching to the then outstanding voting capital stock of the Company or (B) having the right or ability by voting right, contract or otherwise to elect or designate for election a majority of the entire Board of Directors; or (iv) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election to the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     In determining whether a sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety involves a Change of Control of the Company within the meaning of the Indenture, several considerations may be relevant, including the percentage of the Company's assets being disposed of, the percentage of the Company's revenues and income generated by such assets and the effect of such disposition on the Company's remaining operations.

     A Change of Control as described above shall constitute a "Repurchase Event" unless (i) the daily closing price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the conversion price of the Notes in effect immediately preceding the time of such Change of Control, or (ii) the consideration in the transaction, if applicable, giving rise to such Change of Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Notes in effect on the date immediately preceding the closing date of such transaction.

     The right to require the Company to repurchase Notes as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be prohibited by the subordination provisions of the Notes. See "Subordination" above.

     If a Repurchase Event were to occur, no assurance can be given that the Company would have sufficient funds to repurchase all Notes tendered by the Holders thereof or to make any principal (and premium, if any) or interest payment otherwise required by the Notes.

     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, or any other applicable laws or regulations in connection with any offer required to be made by the Company to repurchase the Notes as a result of a Change of Control. In the event of any conflict between such tender offer rules or other applicable laws or regulations and the Change of Control provisions, such rule or other laws or regulations shall control.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal of, or premium, if any, on any Note when due, whether upon maturity, redemption, repurchase or otherwise; (ii) failure to pay any interest on any Note when due, and the continuance of any such failure for 30 days; (iii) failure to perform or breach of any other covenant or warranty of the Company in the Indenture, continued for 60 days after written notice of such failure has been given to the Company by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding; (iv) failure to pay when due the principal of, or the acceleration of, any indebtedness for money borrowed of the Company or any Material Subsidiary in excess of $5 million, if such indebtedness is not discharged, or such acceleration is not rescinded or annulled or cured, within 30 days after written notice as provided in the Indenture; and (v) certain involuntary or voluntary events of bankruptcy, insolvency or reorganization involving the Company or any Material Subsidiary.

     If an Event of Default shall occur and be continuing (other than in respect of certain events of bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary), either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default (other than the non-payment of accelerated principal, premium, if any, and interest) have been cured or waived as provided in the Indenture. If an Event of Default occurs in respect of certain events of bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary, then the principal of and accrued interest on all Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or Holders of the Notes.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

MODIFICATION AND WAIVER

     The Indenture may be amended or modified, without the consent of any Holders, by the Company and the Trustee to: (i) evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture or the Notes; (ii) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power conferred upon the Company in the Indenture; (iii) to secure the Notes; (iv) to make provision with respect to certain conversion rights of Holders pursuant to the Indenture; or (v) to cure any defect or ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make or amend any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture; provided, that such action pursuant to this clause shall not adversely affect the interests of the Holders in any material respect. Modifications and amendments of the Indenture other than those described above may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note; (b) reduce the principal amount of, the premium or interest on, any Note; (c) change the place or currency of payment of principal of, or premium or interest on, any Note; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (e) adversely affect the right to convert Notes; (f) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture; or (g) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest on any Note, or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

CONCERNING THE TRUSTEE

            will be the Trustee under the Indenture and is also             .

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.40 per share, and 5,000,000 shares of Preferred Stock without par value, issuable in series. As of February 22, 1995, after exercise of the Warrants, 15,129,227 shares of Common Stock were outstanding excluding 382,107 shares of Common Stock reserved for issuance pursuant to the exercise of options currently outstanding or available for grant under the Company's employee stock plans and certain warrants issued in 1992 in connection with certain bridge financing. No shares of the Company's Preferred Stock are outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors. Subject to limitations contained in any loan agreements and any prior rights hereafter created in holders of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor. The Company's agreement with the banks under its Revolving Credit Facility currently prohibits the payment of cash dividends on its Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in any assets remaining after payment of liabilities and subject to any prior rights hereafter created in holders of any Preferred Stock then outstanding. Holders of the Company's Common Stock do not have preemptive or other subscription rights. Shares of Common Stock currently outstanding are validly issued, fully paid and nonassessable.

     Keycorp Shareholder Services, Inc. ("Keycorp"), is the transfer agent and registrar for the Company's Common Stock. The Company's Common Stock is traded on the New York Stock Exchange under the symbol AIF.

PREFERRED STOCK

     The Company's Board of Directors is authorized by the Company's Certificate of Incorporation to issue one or more series of Preferred Stock, without nominal or par value, and to establish the terms of any series of Preferred Stock, including, among other things, (i) the number of shares in the series of Preferred Stock being issued and the designation of stated value; (ii) the frequency and rate of dividends, if any, whether such dividends are to be cumulative and the relative rights of priority; (iii) whether the shares are to be redeemable and, if so, the terms and conditions and the amount of any sinking fund providing for the purchase or redemption of such shares; (iv) whether the shares will be convertible and, if so, the terms and provisions thereof; (v) the voting rights, if any, that are to apply; and (vi) the rights of the series in the event of liquidation, dissolution or winding up and the relative rights of priority of payment of that series. Currently, no series of Preferred Stock has been designated or issued by the Company's Board of Directors.

CERTAIN DELAWARE LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales, stock sales and other transactions resulting in a disproportionate financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% of the corporation's outstanding voting stock.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of the material federal income tax consequences relevant to the purchase, ownership and disposition of the Notes described in this Prospectus. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the income tax consequences to Holders. Purchasers of the Notes should consult their own tax advisors with respect to the consequences of holding or disposing of the Notes, including the applicability of any state, local or foreign tax laws.

     This discussion is limited to investors (Holders) who hold the Notes as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not include all of the income tax consequences which may be relevant to certain types of investors who are subject to special treatment under the Code, such as individual retirement accounts (IRAs) and other tax-deferred accounts, dealers in securities, life insurance companies, depository institutions, tax exempt organizations and foreign persons.

INTEREST ON NOTES

     The semi-annual interest paid on the Notes will be taxable to a Holder as ordinary interest income in accordance with the Holder's method of tax accounting at the time that such interest is accrued or either actually or constructively received.

PREMIUM, OR ORIGINAL ISSUE DISCOUNT OR MARKET DISCOUNT

     A Holder of a Note which has been purchased at a premium (i.e. cost greater than its principal or face amount), excluding any amount attributable to the conversion privilege, may amortize such premium as an offset of Interest Income. Special rules apply which may require the amount of the premium and the amortization thereof to be determined with reference to the optional redemption price and date.

     To the extent the Notes are originally issued at a discount from their principal amount to be paid at maturity, they will be issued with Original Issue Discount (OID). For Federal income tax purposes, the difference between the Issue Price (the initial offering price to the public at which a substantial amount of the Notes are to be sold) and the principal amount at maturity of each Note constitutes OID. Holders of the Notes will be required to include OID in taxable income periodically over the term of the Notes before receipt of the cash attributable to such income.

     For Federal income tax purposes, a Holder of a Note must include in gross income the sum of the daily portions of OID with respect to the Note for each day during the taxable year or a portion of a taxable year on which such Holder holds the Note ("Accrued OID"). The daily portion is determined by allocating to each day of the accrual period a pro rata portion of an amount equal to this adjusted Issue Price of the Note at the beginning of the accrual period multiplied by the yield to maturity of the Note (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The accrual period will be each abc-month period (or shorter period from the date of original issue) which ends on the day in each calendar year corresponding to the maturity date of the Note or the date six months before such maturity date. The adjusted Issue Price of the Note at the start of any accrual period is the Issue Price of the Note increased by the accrued OID for each prior accrual period. Under these rules, Holders will have to include in gross income increasingly greater amounts of OID in each successive accrual period.

     If the amount of OID is considered de minimis the Holder will include such OID in taxable income only upon the collection of premium payments. Any taxable income realized from such de minimis OID will be recognized as capital gain income by the Holder. De Minimis OID exits if total OID is less than one quarter of one percent (.25%) of the issue price of the Note multiplied by the number of complete years to maturity.

     The Company will be required to furnish annually to the IRS and to certain noncorporate Holders information regarding the amount of the OID attributable to that year.

     If Notes are purchased after the date of issuance at an amount less than their principal amount (assuming no OID) or revised Issue Price if issued with OID, the Notes generally will be considered to bear "market discount" in the hands of such Holder. In such case, any gain recognized by the Holder on the sale, exchange, or retirement dispositions of the Notes generally will be treated as ordinary interest income at the time of such sale, exchange, or retirement to the extent of the market discount that accrued on the Notes while held by such Holder and to the extent it has not previously been included in income. Any non-taxable disposition of a Note with accrued market discount may result in the carryover of the accrued market discount to property received in the non-taxable transaction. In addition, the Holder may be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred to purchase or carry the Notes (but such deferral would not be required if a Holder elected to include accrued market discount in income as it accrued). Market discount will generally be treated as accruing ratably over the term of the Notes, or, at the election of the Holder, under a constant yield method.

     Management anticipates that premium or OID associated with the offering (if any) will be minimal.

Conversion of Notes

     A Holder of a Note will not recognize gain or loss on the conversion of the Notes into Shares, except with respect to cash received in lieu of a fractional Share. Gain or loss recognized on the receipt of cash paid in lieu of such a fractional Share will be the difference between the amount of cash received and the amount of tax basis allocable to the fractional Share redeemed. The holding period of the Shares received by the Holder upon conversion of the Notes will include the period during which the Notes were held prior to conversion. The Holder's aggregate tax basis in the Shares received upon conversion of the Notes will equal the Holder's aggregated tax basis in the Notes exchanged therefor (less any basis allocable to cash received in lieu of a fractional Share).

     If a Note as to which there is accrued market discount not yet recognized in taxable income is converted to Shares, such accrued discount will carry over to the Shares (to the extent that such accrued market discount has not been included in income), and any gain realized upon the subsequent disposition of such Shares will, to the extent of such accrued market discount, be taxable as ordinary interest income.

     A taxable distribution to shareholders of the Shares which results in an adjustment of the conversion price of the Notes may, in certain circumstances, be treated as a deemed distribution to the holders of the Notes. In certain other circumstances, the absence of such an adjustment may result in a deemed distribution to the holders of the Shares. Such deemed distributions will be taxable as a dividend, as a return of capital, or as a capital gain, depending upon the earnings and profits of the Company. See the discussion below under Dividends on Shares.

Disposition of Notes or Shares

     In general, the Holder of a Note (or the Shares into which it was converted) will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Notes or Shares which is equal to the difference between the amount realized (except to the extent attributable to the payment of accrued interest or to accrued market discount not previously included in income -- see Premium and Market Discount, above) and the Holder's tax basis in the Notes Shares. A Holder's tax basis is generally the cost of the Notes increased by the amount of OID, if any, previously included in taxable income or any accrued market discount previously taken into income or decreased by any premium which has been amortized. To determine the basis in the Shares into which the Notes have been converted, see Conversion of Notes (above) and Dividends on Shares (below). The gain or loss on such disposition in excess of any market discount not previously included in the determination of taxable income, on the Notes or the Shares will be long-term capital gain or loss if the holding period of the Notes or Shares is more than one year at the time of such disposition.

Dividends on Shares

     Distributions paid to Holders of Shares will constitute dividends for federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as determined under the Code. Such dividends will be taxable to the Holder under rules generally applicable to distributions received from United States corporations. Holders that are United States corporations which receive distributions made from the Company's current or accumulated earnings and profits may be eligible for a 70% dividends-received deduction. Individuals, partnerships, trusts, and certain corporations are not entitled to the dividends-received deduction.

     In the event that a Holder receives a distribution on Shares which otherwise constitutes a dividend under the Code, but the distribution exceeds the current and accumulated profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Holder's basis in the Shares. Any distribution in excess of the Holder's basis in the Shares will be treated as a capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Backup withholding, at a rate of 31%, generally applies to payments of interest, dividends, distributions, and proceeds of a sale or exchange of Notes or Shares if the Holder has not provided an accurate taxpayer identification number, as well as certain other information, to the payor or has not otherwise established an exemption from backup withholding in a manner prescribed by the Code. Corporations are generally exempt from the backup withholding requirements. Any amount withheld under the backup withholding rules is allowable as a credit against a Holder's federal income tax, upon furnishing the required information.

     Holders should consult their tax advisors regarding the application of information and backup withholding in the particular situation and the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, each of Smith Barney Inc., Advest, Inc. and Oppenheimer & Co., Inc., has severally agreed to purchase, and the Company has agreed to sell to each such Underwriter, the principal amount of the Notes set forth opposite the name of such Underwriter below:

                                                                           PRINCIPAL
                                                                           AMOUNT OF
                                  UNDERWRITER                                NOTES
        ----------------------------------------------------------------  -----------
        Smith Barney Inc................................................
        Advest, Inc.....................................................
        Oppenheimer & Co., Inc..........................................
                                                                          -----------
                  Total.................................................  $60,000,000
                                                                           ==========

     The Company has granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of $9,000,000 additional principal amount of the Notes at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Notes solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Notes offered hereby. To the extent the Underwriters exercise this option, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional principal amount of the Notes as the principal amount set forth next to such Underwriter's name in the preceding table bears to the total principal amount in such table.

     The Underwriters propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus, and part to certain dealers at a price that represents a concession not in excess of
  % below the public offering price. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of   % to other underwriters or
to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, it is expected that the Company will reimburse the Underwriters for part of the fees and expenses of counsel for the Underwriters.

     The Company and all of its directors and executive officers and certain other shareholders have agreed that for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Underwriters, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock (other than issuances by the Company pursuant to currently outstanding options and warrants or as a result of conversion of any Notes) or any securities convertible into or exercisable or exchangeable for any shares of Common Stock (other than the sale of the Notes by the Company) or grant options (other than employee stock options or director options) to purchase any shares of Common Stock.

     The Company intends to apply for listing of the Notes on the New York Stock Exchange. In that connection, Smith Barney Inc., on behalf of the Underwriters, is expected to confirm that upon completion of this Offering, there will not be
fewer than       holders of $          principal amount or more of the Notes.

     Prior to this Offering, there has been no public market for the Notes and there can be no assurance that an active market will develop or continue after this Offering. Consequently, the initial public offering price and the conversion prices will be determined through negotiations among the Company and the Underwriters.

Among the factors expected to be considered in determining such prices are the historical trading prices for the Common Stock, the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for earnings by the Company, the present state of the Company's development, the general condition of the securities markets at the time of this Offering and the market price and earnings of similar securities of comparable companies at the time of this Offering.

     Because the Notes are convertible into Common Stock, the prices at which the Notes trade in the market may be affected by the price of the Common Stock. The Notes may trade in the public market at prices above, at, or below face value.

                                 LEGAL MATTERS

     Certain legal matters regarding the Notes offered hereby will be passed upon for the Company by Crosby, Guenzel, Davis, Kessner & Kuester, Lincoln, Nebraska, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York. Donn E. Davis, a member of the firm of Crosby, Guenzel, Davis, Kessner & Kuester, holds the office of Secretary of the Company.

                                    EXPERTS

     The Company's audited consolidated balance sheets as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1993, have been included herein in reliance upon the reports of Deloitte & Touche LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

     Redland's consolidated balance sheet as of December 31, 1992, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended, incorporated by reference herein from the Company's Current Report on Form 8-K, dated July 2, 1993, have been incorporated herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. Redland's audited consolidated balance sheets as of December 31, 1991, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1991, incorporated by reference herein from the Company's Current Report on Form 8-K, dated July 2, 1993, have been incorporated herein in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Company's Common Stock is listed on the NYSE and such reports, proxy statements and other information should also be available for inspection at the library of the NYSE, located at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (including any amendments thereto, the "Registration Statement") under the Securities Act for the registration of the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission.

For further information with respect to the Company and the Notes, reference is made to the Registration Statement and the exhibits filed therewith, copies of which may be obtained from the Commission as specified above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                          GLOSSARY OF INSURANCE TERMS

     Admitted insurer: An insurance company licensed by a state regulatory authority to transact insurance business in that state. An admitted insurer is subject to the rules and regulations of each state in which it is licensed governing virtually all aspects of its insurance operations and financial condition. A non-admitted insurer, also known as an excess and surplus lines insurer, is not licensed to transact insurance business in a given state but may be permitted to write certain business in that state in accordance with the provisions of excess and surplus lines insurance laws which generally involve less rate, form and operational regulation.

     Basic Coverage: The minimum available level of Multi-Peril Crop Insurance, providing coverage for 50% of a farmer's historical yield for eligible crops at 60% of the price per bushel for such crop set by the CFSA. This coverage is offered through private insurers and USDA field offices.

     Buy-up Coverage: Multi-Peril Crop Insurance policy providing coverage in excess of that provided by Basic Coverage. Buy-up Coverage is offered only through private insurers.

     Combined ratio: The sum of the expense ratio and the loss ratio determined in accordance with GAAP or SAP.

     Consolidated Farm Service Agency ("CFSA"): A division of the USDA which administers and provides reinsurance for the federally-regulated MPCI program, formerly known as the Federal Crop Insurance Corporation.

     Direct written premiums: Total premiums collected in respect of policies issued by an insurer during a given period without any reduction for premiums ceded to reinsurers.

     Excess and surplus lines insurance: The business of insuring risks for which insurance is unavailable from admitted insurers in whole or in part. Such business is placed by the broker or agent with nonadmitted insurers in accordance with the excess and surplus lines provisions of state insurance laws.

     Excess of loss reinsurance: A form of reinsurance whereby the reinsurer, subject to a specified limit, agrees to indemnify the ceding company for the amount of each loss, on a defined class of business, that exceeds a specified retention.

     Expense ratio: Under statutory accounting, the ratio of underwriting expenses to net premiums written. Under GAAP accounting, the ratio of underwriting expenses to net premiums earned.

     Generally Accepted Accounting Principles ("GAAP"): Accounting practices as set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board and which are applicable in the circumstances as of the date in question.

     Gross written premiums: Direct written premiums plus premiums collected in respect of policies assumed, in whole or in part, from other insurance carriers.

     Incurred but not reported ("IBNR") reserves: The liability for future payments on losses which have already occurred but have not yet been reported to the insurer. IBNR reserves include LAE (as hereinafter defined) related to such losses and may also provide for future adverse loss development on reported claims.

     Insurance Regulatory Information System ("IRIS"): A system of ratio analysis developed by the NAIC primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies.

     Loss adjustment expenses ("LAE"): Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees and internal administrative costs associated with the claims adjustment process, but not including general overhead expenses.

     Loss ratio: The ratio of losses and LAE incurred to premiums earned.

     Loss reserves: Liabilities established by insurers to reflect the ultimate estimated cost of claim payments as of a given date.

     MPCI Imputed Premium: For purposes of the profit/loss sharing arrangement with the federal government, the amount of premiums credited to the Company for all Basic Coverages it sells, as such amount is determined by formula.

     MPCI Premium: For purposes of the profit/loss sharing arrangement with the federal government, the amount of premiums credited to the Company for all Buy-up Coverages paid by farmers, plus the amount of any related federal premium subsidies.

     MPCI Retention: The aggregate amount of MPCI Premium and MPCI Imputed Premium on which the Company retains risk after allocating farms to the three federal reinsurance pools.

     Multi-Peril Crop Insurance ("MPCI"): A federally-regulated and subsidized crop insurance program that insures a producer of crops with varying levels of protection against substantially all natural perils to growing crops.

     NAIC: The National Association of Insurance Commissioners.

     Net earned premiums: The portion of net written premiums applicable to the expired period of policies and, accordingly, recognized as income during a given period.

     Net written premiums: Total premiums for insurance written (less any return premiums) during a given period, reduced by premiums ceded in respect of liability reinsured by other carriers.

     Policyholders' or Statutory surplus: As determined under SAP (hereinafter defined), the excess of total admitted assets over total liabilities.

     Quota share reinsurance: A form of reinsurance whereby the reinsurer agrees to indemnify the cedent for a stated percentage of each loss, subject to a specified limit the cedent pays, on a defined class of business.

     Reinsurance: The practice whereby a company called the "reinsurer" assumes, for a share of the premium, all or part of a risk originally undertaken by another insurer called the "ceding" company or "cedent." Reinsurance may be affected by "treaty" reinsurance, where a standing agreement between the ceding and reinsuring companies automatically covers all risks of a defined category, amount and type, or by "facultative" reinsurance where reinsurance is negotiated and accepted on a risk-by-risk basis.

     Retention: The amount of liability, premiums or losses which an insurance company keeps for its own account after application of reinsurance.

     Stop loss reinsurance: A form of reinsurance, similar to Excess of Loss Reinsurance, whereby the primary insurer caps its loss on a particular risk by purchasing reinsurance in excess of such cap.

     Statutory Accounting Principles ("SAP"): Accounting practices which consist of recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state regulatory authorities. Statutory accounting emphasizes solvency rather than matching revenues and expenses during an accounting period.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Audited Consolidated Financial Statements for the Years Ended December 31, 1993 and
  December 31, 1992:
  Independent Auditors' Report........................................................   F-2
  Consolidated Balance Sheets.........................................................   F-3
  Consolidated Statements of Operations...............................................   F-4
  Consolidated Statement of Stockholders' Equity......................................   F-5
  Consolidated Statements of Cash Flows...............................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

Interim Consolidated Financial Statements for the Three Months and Nine Months Ended
  September 30, 1994 and September 30, 1993 (unaudited):
  Interim Consolidated Balance Sheets.................................................  F-20
  Interim Consolidated Statements of Operations.......................................  F-21
  Interim Consolidated Statements of Cash Flows.......................................  F-22
  Notes to Interim Consolidated Financial Statements..................................  F-23

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Acceptance Insurance Companies Inc.

     We have audited the accompanying consolidated balance sheets of Acceptance Insurance Companies Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acceptance Insurance Companies Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 113, Accounting and Reporting of Reinsurance for Short-Duration and Long-Duration Contracts.

DELOITTE & TOUCHE LLP

March 28, 1994

                      ACCEPTANCE INSURANCE COMPANIES INC.

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1993        1992
                                                                           --------    --------
                                 ASSETS
Investments (Note 4):
  Fixed maturities held for investment..................................   $ 51,756    $ 71,248
  Fixed maturities available for sale...................................     95,836      33,743
  Marketable equity securities..........................................     13,872       3,275
  Mortgage loans and other investments..................................      2,852       3,391
  Real estate...........................................................      4,266       4,998
  Short-term investments, at cost, which approximates market............     19,404       7,656
                                                                           --------    --------
                                                                            187,986     124,311
Cash....................................................................      2,894       5,042
Receivables, net (Note 5)...............................................     48,166      26,526
Equity investment in Major Realty Corporation (Note 6)..................      5,376       5,677
Property and equipment, net of accumulated depreciation of $1,557 and
  $790, respectively....................................................      3,200       1,527
Deferred policy acquisition costs.......................................     11,815       6,152
Reinsurance recoverable on unpaid loss and loss adjustment expenses.....     95,886      50,039
Prepaid reinsurance premiums............................................     15,448      16,830
Excess of cost over acquired net assets.................................     33,254      19,409
Other assets............................................................      5,360       2,221
                                                                           --------    --------
                                                                           $409,385    $257,734
                                                                           ========    ========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Losses and loss adjustment expenses.....................................   $211,600    $127,666
Unearned premiums.......................................................     60,114      41,709
Amounts payable to reinsurers...........................................      7,186      10,200
Accounts payable and accrued liabilities................................     13,343       8,753
Bank borrowings, term debt and other borrowings (Note 7)................     18,951      17,067
Notes payable to affiliates (Note 7)....................................      --         16,500
                                                                           --------    --------
       Total liabilities................................................    311,194     221,895
                                                                           --------    --------
Contingencies (Note 17)
Minority interests......................................................      2,474       1,316
                                                                           --------    --------
Stockholders' equity (Note 2):
  Preferred stock, no par value, 5,000,000 shares authorized, none
     issued.............................................................      --          --
  Common stock, $.40 par value, 20,000,000 shares authorized; 9,976,415
     and 3,517,027 shares issued........................................      3,991       1,407
  Capital in excess of par value........................................    140,002      86,527
  Unrealized gain (loss) on marketable equity securities................         66        (183)
  Accumulated deficit...................................................    (44,078)    (51,664)
                                                                           --------    --------
                                                                             99,981      36,087
  Less:
     Treasury stock, at cost, 35,559 shares.............................     (1,564)     (1,564)
     Contingent stock, 240,000 shares (Note 3)..........................     (2,700)      --
                                                                           --------    --------
       Total stockholders' equity.......................................     95,717      34,523
                                                                           --------    --------
                                                                           $409,385    $257,734
                                                                           ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                               YEARS ENDED DECEMBER 31,
                                                                            -------------------------------
                                                                              1993       1992        1991
                                                                            --------    -------    --------
Revenues:
  Insurance premiums earned (Note 12).....................................  $128,082    $79,164    $ 65,164
  Insurance agency commissions............................................     4,119      3,992       1,645
  Real estate revenues....................................................     --         2,610       5,824
  Net investment income (Note 4)..........................................    13,094      9,266       8,056
                                                                            --------    -------    --------
                                                                             145,295     95,032      80,689
                                                                            --------    -------    --------
Costs and expenses:
  Cost of revenues:
    Insurance losses and loss adjustment expenses (Note 12)...............    92,805     60,025      46,917
    Insurance agency costs................................................     3,794      3,736       1,624
    Insurance underwriting expenses.......................................    35,083     22,054      17,883
    Real estate costs.....................................................     --           818       3,620
  General and administrative expenses.....................................     3,047      3,758       9,463
                                                                            --------    -------    --------
                                                                             134,729     90,391      79,507
                                                                            --------    -------    --------
      Operating profit....................................................    10,566      4,641       1,182
                                                                            --------    -------    --------
Other income (expense):
  Interest expense........................................................    (2,235)    (4,428)     (5,712)
  Share of net loss of investee (Note 6)..................................      (301)    (1,165)     (1,179)
  Major Realty valuation adjustment (Note 6)..............................     --         --        (15,300)
  Other, net..............................................................       (39)       342      (2,249)
                                                                            --------    -------    --------
                                                                              (2,575)    (5,251)    (24,440)
                                                                            --------    -------    --------
      Income (loss) from continuing operations before income taxes and
       minority interests.................................................     7,991       (610)    (23,258)
Provision for income taxes (Note 8).......................................       167      --          --
Minority interests in net income (loss) of consolidated subsidiaries......       238        216        (148)
                                                                            --------    -------    --------
      Income (loss) from continuing operations............................     7,586       (826)    (23,110)
                                                                            --------    -------    --------
Discontinued operations (Note 16):
  Net loss from discontinued operations...................................     --         --           (721)
  Loss on disposal of discontinued operations.............................     --           (83)    (19,600)
                                                                            --------    -------    --------
      Loss from discontinued operations...................................     --           (83)    (20,321)
                                                                            --------    -------    --------
      Income (loss) before extraordinary item.............................     7,586       (909)    (43,431)
Extraordinary item (Note 6)...............................................     --         --            512
                                                                            --------    -------    --------
      Net income (loss)...................................................  $  7,586    $  (909)   $(42,919)
                                                                            =========   ========   =========
Net income (loss) per share:
  Primary:
    Continuing operations.................................................    $ 0.86     $(0.24)    $ (6.78)
    Discontinued operations...............................................        --      (0.02)      (5.96)
                                                                              -------    --------   ---------
      Income (loss) before extraordinary item.............................      0.86      (0.26)     (12.74)
Extraordinary item........................................................        --         --        0.15
                                                                              -------    --------   ---------
      Net income (loss) per share.........................................    $ 0.86     $(0.26)    $(12.59)
                                                                              =======    ========   =========
Fully diluted:
    Continuing operations.................................................    $ 0.85     $(0.24)    $ (6.78)
    Discontinued operations...............................................        --      (0.02)      (5.96)
                                                                              -------    --------   ---------
      Income (loss) before extraordinary item.............................      0.85      (0.26)     (12.74)
Extraordinary item........................................................        --         --        0.15
                                                                              -------    --------   ---------
      Net income (loss) per share.........................................    $ 0.85     $(0.26)    $(12.59)
                                                                              =======    ========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                                 (IN THOUSANDS)

                                                            UNREALIZED
                                                               GAIN
                                                 CAPITAL    (LOSS) ON      RETAINED
                                                   IN       MARKETABLE     EARNINGS                                 TOTAL
                                       COMMON   EXCESS OF     EQUITY     (ACCUMULATED   TREASURY   CONTINGENT   STOCKHOLDERS'
                                       STOCK    PAR VALUE   SECURITIES     DEFICIT)      STOCK       STOCK         EQUITY
                                       ------   ---------   ----------   ------------   --------   ----------   -------------
Balance at January 1, 1991...........  $1,370   $  86,414     $ (150)      $ (7,836)    $ (1,915)   $ --          $  77,883
  Issuance of common stock under
    employee benefit plans...........      13         317      --            --               75      --                405
  Change in unrealized gain (loss) on
    marketable equity securities.....    --        --           (327)        --            --         --               (327)
  Net loss...........................    --        --          --           (42,919)       --         --            (42,919)
                                       ------   ---------   ----------   ------------   --------   ----------   -------------
Balance at December 31, 1991.........   1,383      86,731       (477)       (50,755)      (1,840)     --             35,042
  Issuance of common stock under
    employee benefit plans...........       3          27      --            --            --         --                 30
  Issuance of common stock in
    connection with Major
    Group merger.....................      21      --          --            --            --         --                 21
  Issuance of common stock in
    settlement of expenses...........    --          (231)     --            --              276      --                 45
  Change in unrealized gain (loss) on
    marketable equity securities.....    --        --            294         --            --         --                294
  Net loss...........................    --        --          --              (909)       --         --               (909)
                                       ------   ---------   ----------   ------------   --------   ----------   -------------
Balance at December 31, 1992.........   1,407      86,527       (183)       (51,664)      (1,564)     --             34,523
  Issuance of common stock from
    rights offering..................   1,597      29,568      --            --            --         --             31,165
  Issuance of common stock from note
    payable conversion...............     350       6,650      --            --            --         --              7,000
  Issuance of common stock in
    connection with Redland
    acquisition......................     632      17,132      --            --            --         (2,700)        15,064
  Issuance of common stock under
    employee benefit plans...........       5         125      --            --            --         --                130
  Change in unrealized gain (loss) on
    marketable equity securities.....    --        --            249         --            --         --                249
  Net income.........................    --        --          --             7,586        --         --              7,586
                                       ------   ---------   ----------   ------------   --------   ----------   -------------
Balance at December 31, 1993.........  $3,991   $ 140,002     $   66       $(44,078)    $ (1,564)   $ (2,700)     $  95,717
                                       =======  =========   ========     ==========     ========    ========     ==========

The accompanying notes are an integral part of the consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEAR ENDED DECEMBER 31, 1993, 1992 AND 1991
                                 (IN THOUSANDS)

                                                                           1993         1992        1991
                                                                         ---------    --------    --------
Cash flows from operating activities:
  Net income (loss) from continuing operations........................   $   7,586    $   (826)   $(23,110)
  Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used for) operating
    activities:
    Depreciation and amortization.....................................       3,533       1,552       2,572
    Major Realty valuation adjustment.................................      --           --         15,300
    Share of net loss of investee.....................................         301       1,165       1,179
    Minority interests................................................         238         216        (148)
    Policy acquisition costs incurred.................................     (37,147)    (21,785)    (18,302)
    Amortization of policy acquisition costs..........................      31,484      21,033      18,661
    Gain on sale of investments.......................................      (2,250)     (1,046)     (1,953)
    Increase (decrease) in cash attributable to changes in assets and liabilities, net of effects of purchase of companies:
      Receivables.....................................................       8,138      (6,784)     (7,299)
      Net losses and loss adjustment expenses.........................      24,588      11,495       7,693
      Net unearned premiums...........................................       9,424       4,921      (2,182)
      Amounts payable to reinsurers...................................     (25,600)     (4,068)     10,479
      Accounts payable and accrued liabilities........................       3,137      (6,227)      3,470
    Net operating cash flows of discontinued operations...............      --           --          5,183
    Other, net........................................................       1,141        (379)      3,110
                                                                         ---------    --------    --------
  Net cash provided by (used for) operating activities................      24,573        (733)     14,653
                                                                         ---------    --------    --------
Cash flows from investing activities:
  Proceeds from sales of investments..................................      22,230      18,962     246,185
  Proceeds from sales of investments available for sale...............     115,339      60,351       --
  Proceeds from maturities of investments.............................      37,854      15,902       1,329
  Purchases of investments............................................     (36,124)    (65,082)   (240,137)
  Purchases of investments available for sale.........................    (173,695)    (88,494)      --
  Proceeds from sale of discontinued operations.......................      --          28,970       --
  Purchase of companies, net of cash and short-term investments
    acquired..........................................................      (4,165)      --          2,908
  Net investing cash flows of discontinued operations.................      --           --          7,535
  Other, net..........................................................        (794)       (764)      2,721
                                                                         ---------    --------    --------
    Net cash provided by (used for) investment activities.............     (39,355)    (30,155)     20,541
                                                                         ---------    --------    --------
Cash flows from financing activities:
  Proceeds from bank borrowings.......................................       6,597      16,000       1,293
  Repayments of bank borrowings.......................................      (8,086)    (40,320)     (8,145)
  Proceeds from term debt, other borrowings and notes payable to
    affiliates........................................................      --          16,519       8,521
  Repayments of term debt, other borrowings and notes payable to
    affiliates........................................................     (10,764)     (8,918)     (3,568)
  Proceeds from issuance of common stock..............................      31,295          32          66
  Net financing cash flows of discontinued operations.................      --           --        (13,059)
  Minority interests..................................................         830          47          49
                                                                         ---------    --------    --------
    Net cash provided by (used for) financing activities..............      19,872     (16,640)    (14,843)
                                                                         ---------    --------    --------
Net increase (decrease) in cash and short-term investments............       5,090     (47,528)     20,351
Cash and short-term investments at beginning of period................      12,471      59,999      39,648
                                                                         ---------    --------    --------
Cash and short-term investments at end of period......................   $  17,561    $ 12,471    $ 59,999
                                                                         =========    ========    ========
Non-cash financing activities:
  Note payable to affiliate converted to equity.......................   $   7,000    $  --       $  --
                                                                         =========    ========    ========
  Issuance of common stock for acquisition of Redland.................   $  15,064    $  --       $  --
                                                                         =========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF OPERATIONS

     Acceptance Insurance Companies Inc. (the "Company") is primarily engaged in the specialty property and casualty insurance business through its wholly-owned subsidiaries, Acceptance Insurance Holdings Inc. ("Acceptance") and The Redland Group, Inc. ("Redland"), which the Company acquired on April 11, 1990 and August 13, 1993, respectively. The Company previously conducted citrus operations through its approximate 52% owned subsidiary, Orange-co, Inc. ("Orange-co"). In December 1991, the Company decided to sell its interest in Orange-co and in May 1992 its interest was sold. As a result, the Company's share of the net loss of Orange-co is presented separately as discontinued operations on the consolidated statements of operations.

     The Company holds a 33% equity investment in Major Realty Corporation ("Major Realty"), a Florida based real estate company.

PRINCIPLES OF CONSOLIDATION

     The Company's consolidated financial statements include the accounts of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

INSURANCE ACCOUNTING

     Premiums are recognized as income ratably over the terms of the related policies. Benefits and expenses are associated with premiums earned, resulting in the recognition of profits over the term of the policies. This association is accomplished through amortization of deferred policy acquisition costs and provisions for unearned premiums and loss reserves.

     The liability for unearned premiums represents the portion of premiums written which relates to future periods and is calculated generally using the pro rata method. The Company also provides a liability for policy claims based on its review of individual claim cases and the estimated ultimate settlement amounts. This liability also includes estimates of claims incurred but not reported based on Company and industry paid and reported claim and settlement expense experience. Differences which arise between the ultimate liability for claims incurred and the liability established will be reflected in the statement of operations of future periods as additional claim information becomes available.

     Certain costs of acquiring new insurance business, principally commissions, premium taxes, and other underwriting expenses, have been deferred. Such costs are being amortized as the premiums are earned. Anticipated investment income is considered in computing premium deficiencies, if any.

STATEMENTS OF CASH FLOWS

     The Company aggregates cash and short-term investments with maturity dates of three months or less from the date of purchase for purposes of reporting cash flows. As of December 31, 1993 and 1992, approximately $4,737,000 and $227,000 of short-term investments had maturity dates at acquisition of greater than three months.

INVESTMENTS

     Effective September 30, 1992, the Company has designated fixed maturities as either securities held for investment or securities available for sale. Securities held for investment represent those securities which the Company has the intent and ability to hold to maturity.

                      ACCEPTANCE INSURANCE COMPANIES INC.

Securities available for sale represent those securities which might be sold in response to changes in various economic conditions to maintain a portfolio duration which approximates the estimated settlement of reserves for loss and loss adjustment expenses. Securities held for investment are valued at amortized cost while securities available for sale are valued at the lower of amortized cost or market value.

     Marketable equity securities are carried at market and any net unrealized gain or loss is reflected separately as a component of stockholders' equity. Mortgage loans are carried at the lower of their unpaid principal balance or their estimated net realizable value.

     Real estate is stated at the lower of cost or estimated net realizable value and is non-income producing.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized principally using the straight-line method over a period of five to ten years.

EXCESS OF COST OVER ACQUIRED NET ASSETS

     The excess of cost over equity in acquired net assets is being amortized principally using the straight-line method over periods not exceeding 40 years.

     Recoverability of this asset is evaluated periodically based on management's estimate of future undiscounted earnings of the businesses acquired.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimated fair values of financial instruments have been determined by the Company, using available market information and appropriate valuation methodologies. However, judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions may have an effect on the estimated fair value amounts presented.

     The fair value of fixed maturities and equity securities disclosed in the financial statements are determined by the quoted market price or modeling techniques for asset-backed securities not actively traded. The book value of mortgage loans, short-term investments, and other investments approximate fair value at December 31, 1993.

     The book value of cash, receivables, equity investment in Major Realty Corporation, accounts payable and borrowings approximate fair value.

PER SHARE DATA

     Primary earnings per share and fully diluted earnings per share are based on weighted average shares outstanding of approximately 11.6 million and 11.9 million, respectively, for the year ended December 31, 1993, and approximately
3.4 million for the years ended December 31, 1992 and 1991. Included in weighted average shares outstanding in 1993 is the assumed conversion of all outstanding options and warrants utilizing the treasury stock method with appropriate adjustment to net income attributable to the assumed use of proceeds.

RECENT STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", effective January 1, 1993. The effect of the application of SFAS No. 113 resulted in the reclassification of amounts ceded to reinsurers

                      ACCEPTANCE INSURANCE COMPANIES INC.

previously reported as a reduction in unearned premium and unpaid losses and loss adjustment expenses, to assets on the consolidated balance sheet. The application included a restatement of amounts as of December 31, 1992.

     In April 1993, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The standard will be adopted effective January 1, 1994. The effect of adoption of this pronouncement will be that securities designated as available for sale will be reported at market value with unrealized gains and losses reported as a separate component of stockholders' equity which is not expected to be significant.

RECLASSIFICATIONS

     Certain prior period accounts have been reclassified to conform with current year presentation.

2. COMMON STOCK ISSUED

     On January 27, 1993, the Company completed a Common Stock Rights Offering to raise additional equity capital. The Rights Offering was fully subscribed resulting in the issuance of 3,992,480 units, at $8.00 per unit, consisting of one share of common stock and a warrant for the purchase of one share of common stock exercisable at $11.00 until January 27, 1997, unless called under certain provisions. Net proceeds of approximately $31.2 million were used to retire $9.5 million of Secured Subordinated Notes (see Note 7).

     Effective April 15, 1993, the holder of a $7,000,000 Secured Subordinated Note of one of the Company's subsidiaries, which had been assumed by the Company, exchanged such note for 875,000 shares of common stock and warrants to purchase, at a price of $11.00 per share during a period ending January 27, 1997, 875,000 additional shares of common stock. The shares of common stock and warrants were identical to the shares and warrants issued in the Company's Rights Offering.

3. REDLAND ACQUISITION

     On August 13, 1993, the Company acquired all of the outstanding common stock, warrants to purchase common stock, and preferred stock of Redland pursuant to an Exchange Agreement. Redland underwrites multi-peril crop, crop hail, specialty automobile, and farmowner insurance coverages. The acquisition of Redland was accounted for as a purchase transaction. The purchase price of approximately $15.4 million, comprised of 1,339,000 shares of the Company's common stock and acquisition related costs of $306,000, was allocated based upon the estimated fair market value of assets acquired and liabilities assumed. The purchase price in excess of the fair market value of the net assets acquired is being amortized using the straight-line method over 40 years.

     The results of operations for Redland are included in the accompanying financial statements effective July 1, 1993. The purchase price does not reflect 240,000 shares issued by the Company and held in escrow pursuant to the Exchange Agreement, as a fund against which the Company may assert certain claims. The primary contingency under which claims may be asserted is the ultimate development of Redland's liability for losses and loss adjustment expenses. Upon resolution of contingencies related to the acquisition, such shares will be returned to the Company or released to former Redland stockholders.

                      ACCEPTANCE INSURANCE COMPANIES INC.

     The pro forma financial data, which gives effect to the acquisition of Redland as though it had been completed January 1, 1993, for the year ended December 31, 1993 and January 1, 1992, for the year ended December 31, 1992, is as follows (in thousands, except per share data):

                                                                             1993        1992
                                                                           --------    --------
Revenues................................................................   $157,299    $123,598
                                                                           ========    ========
Loss from continuing operations.........................................   $ (1,292)   $ (3,649)
                                                                           ========    ========
Net loss................................................................   $ (1,292)   $ (3,732)
                                                                           ========    ========
Earnings per share:
  Primary and fully diluted:
     Continuing operations..............................................   $  (0.14)   $  (0.76)
     Discontinued operations............................................      --          (0.02)
                                                                           --------    --------
       Net loss per share...............................................   $  (0.14)   $  (0.78)
                                                                           ========    ========

     The pro forma financial data for the year ended December 31, 1993, is not necessarily indicative of the results had the Company actually acquired Redland on January 1, 1993, as the financial data includes $3.9 million of charges to earnings taken by Redland in the first and second quarters of 1993. The charges were comprised of a $900,000 write-down of a marketable equity security and a $3.0 million strengthening of reserves, both of which would have been adjusted to their fair market value on January 1, 1993, and thus would have been excluded from the 1993 results of operations.

4. INVESTMENTS

     A summary of net investment income earned on the investment portfolio for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                                                                       1993       1992      1991
                                                                      -------    ------    ------
Interest on fixed maturities.......................................   $ 9,177    $7,339    $4,692
Interest on short-term investments.................................       711       659     1,600
Net realized gains on sales of investments.........................     2,250     1,046     1,953
Other..............................................................   1,338..       391       328
                                                                      -------    ------    ------
                                                                       13,476     9,435     8,573
Investment expenses................................................      (382)     (169)     (517)
                                                                      -------    ------    ------
Net investment income..............................................   $13,094    $9,266    $8,056
                                                                      =======    ======    ======

                      ACCEPTANCE INSURANCE COMPANIES INC.

     The amortized cost and related market values of fixed maturities in the accompanying balance sheets are as follows (in thousands):

                                                                        GROSS         GROSS
                                                         AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                           COST         GAINS         LOSSES       VALUE
                                                         ---------    ----------    ----------    -------
December 31, 1993:
  Fixed maturities held for investment:
     U.S. Treasury and government securities..........    $ 9,076       $  360         $ --       $ 9,436
     States, municipalities and political
       subdivisions...................................        504           26           --           530
     Mortgage-backed securities.......................     33,070        1,330           81        34,319
     Other debt securities............................      9,106          663           --         9,769
                                                          -------     --------      -------       -------
                                                          $51,756       $2,379         $ 81       $54,054
                                                          =======     ========      =======       =======
  Fixed maturities available for sale:
     U.S. Treasury and government securities..........    $17,379       $  241         $206       $17,414
     States, municipalities and political
       subdivisions...................................     33,370          407            4        33,773
     Mortgage-backed securities.......................     40,687          302          203        40,786
     Other debt securities............................      4,400           88           11         4,477
                                                          -------     --------      -------       -------
                                                          $95,836       $1,038         $424       $96,450
                                                          =======     ========      =======       =======
  Marketable equity securities........................    $13,806       $  526         $460       $13,872
                                                          =======     ========      =======       =======
December 31, 1992:
  Fixed maturities held for investment:
     U.S. Treasury and government securities..........    $10,154       $   98         $144       $10,108
     Mortgage-backed securities.......................     43,109          454          254        43,309
     Other debt securities............................     17,985          355           32        18,308
                                                          -------     --------      -------       -------
                                                          $71,248       $  907         $430       $71,725
                                                          =======     ========      =======       =======
  Fixed maturities available for sale:
     U.S. Treasury and government securities..........    $12,045       $  207         $ 72       $12,180
     Mortgage-backed securities.......................     17,649           18           94        17,573
     Other debt securities............................      4,049           38           12         4,075
                                                          -------     --------      -------       -------
                                                          $33,743       $  263         $178       $33,828
                                                          =======     ========      =======       =======
  Marketable equity securities........................    $ 3,458       $  106         $289       $ 3,275
                                                          =======     ========      =======       =======

                      ACCEPTANCE INSURANCE COMPANIES INC.

     The amortized cost and related market values of the debt securities as of December 31, 1993 are shown below by stated maturity dates. Actual maturities may differ from stated maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            AMORTIZED    MARKET
                                                                              COST        VALUE
                                                                            ---------    -------
                                                                               (IN THOUSANDS)
Fixed maturities held for investment:
  Due after one year through five years..................................    $ 7,345     $ 7,672
  Due after five years through ten years.................................     10,837      11,533
  Due after ten years....................................................        504         530
                                                                             -------     -------
                                                                              18,686      19,735
  Mortgage-backed securities.............................................     33,070      34,319
                                                                             -------     -------
                                                                             $51,756     $54,054
                                                                             =======     =======
Fixed maturities available for sale:
  Due after one year through five years..................................    $21,382     $21,452
  Due after five years through ten years.................................     10,071      10,225
  Due after ten years....................................................     23,696      23,987
                                                                             -------     -------
                                                                              55,149      55,664
  Mortgage-backed securities.............................................     40,687      40,786
                                                                             -------     -------
                                                                             $95,836     $96,450
                                                                             =======     =======

     As of December 31, 1993, the weighted average duration of the mortgage-backed securities is expected to be less than four years. Proceeds from sales of debt securities during the years ended December 31, 1993, 1992 and 1991 were approximately $115,339,000, $76,457,000 and $241,216,000, respectively.
There were no sales of fixed maturity securities held for investment. Gross realized gains on sales of debt securities were approximately $2,023,000, $1,362,000 and $2,688,000, and gross realized losses on sales of debt securities were approximately $17,000, $85,000 and $506,000 during the years ended December 31, 1993, 1992 and 1991, respectively.

     On May 31, 1993, all of the Company's investments in fixed maturities of financial service entities were transferred to securities available for sale from securities held for investment. The Company's core business is inherently subject to the same market fluctuations as the financial services industry. Consequently, the Company believes this action is prudent to mitigate its aggregate industry exposure. The amortized cost and market value at date of transfer aggregated approximately $9,704,000 and $10,206,000, respectively.

     As required by insurance regulatory laws, certain bonds with an amortized cost of approximately $11,401,000 and short-term investments of approximately $376,000 at December 31, 1993 were deposited in trust with regulatory agencies.

                      ACCEPTANCE INSURANCE COMPANIES INC.

5. RECEIVABLES

     The major components of receivables are summarized at December 31 as follows (in thousands):

                                                                              1993       1992
                                                                             -------    -------
Insurance premiums and agents' balances due...............................   $33,801    $18,841
Amounts recoverable from reinsurers on paid losses........................    10,978      5,617
Accrued interest..........................................................     2,126      1,308
Installment notes receivable..............................................     1,768      1,197
Other.....................................................................     1,586        770
Less allowance for doubtful accounts......................................    (2,093)    (1,207)
                                                                             -------    -------
                                                                             $48,166    $26,526
                                                                             =======    =======

6. EQUITY INVESTMENT IN MAJOR REALTY CORPORATION

     As of December 31, 1993 and 1992, the Company held an approximate 33% equity investment in Major Realty, a publicly traded real estate company engaged in the ownership and development of its undeveloped land in Orlando, Florida.

     In accordance with Accounting Principles Board Opinion No. 18 and other authoritative pronouncements, the Company recorded a non-cash charge of $15,300,000 in the accompanying consolidated statement of operations for the year ended December 31, 1991 to reflect its equity investment in Major Realty at estimated net realizable value. This provision was necessitated by the weak economic conditions surrounding the real estate industry generally, which have negatively impacted the financial condition and prospects of Major Realty which, at that time, raised doubt about its ability to continue to meet its obligations as they came due.

     At December 31, 1993, the carrying value of the Company's investment in Major Realty approximated $5.4 million or $2.36 per share. Additionally at that date, Major Realty had a stockholders' equity of approximately $14,000 and the quoted market price of Major Realty on NASDAQ was $1.69 per share. The Company expects to realize a minimum of its carrying value in Major Realty based on the estimated net realizable values of Major Realty's underlying assets. The Company's estimate of net realizable value is based upon several factors including estimates from Major Realty's management, assets appraisals and sales to date of Major Realty's assets. Commencing in 1992, the Company has not recognized its share of net gains realized by Major Realty on sales of real estate but continues to recognize its share of expenses recorded by Major Realty.

     The extraordinary item reflected in the accompanying consolidated statement of operations for the year ended December 31, 1991 represents the Company's interest in an extraordinary gain recorded at Major Realty in February 1991. This extraordinary gain resulted from the conveyance of Major Realty's interest in the Major Centre Plaza office building and the payment of $170,000 in cash to the mortgage note holder in exchange for the full satisfaction and release of an $8,080,000 mortgage note. No related federal income tax provision was provided since this extraordinary gain was offset by losses incurred at Major Realty during the year ended December 31, 1991.

                      ACCEPTANCE INSURANCE COMPANIES INC.

     The following summary financial data for Major Realty as of and for the years ended December 31, 1993 and 1992 was obtained from Major Realty's consolidated financial statements (in thousands):

                                                                                DECEMBER 31,
                                                                             ------------------
                                                                              1993       1992
                                                                             -------    -------
Land held for sale or development.........................................   $ 7,283    $56,442
Other assets..............................................................     3,621      1,741
                                                                             -------    -------
  Total assets............................................................   $10,904    $58,183
                                                                             =======    =======
Mortgage and other notes payable..........................................   $ 9,438    $51,745
Other liabilities.........................................................     1,452      7,315
Stockholders' deficit.....................................................        14       (877)
                                                                             -------    -------
  Total liabilities and stockholders' equity..............................   $10,904    $58,183
                                                                             =======    =======
Total revenues............................................................   $55,199    $ 4,794
                                                                             =======    =======
Gross profit..............................................................   $ 2,895    $ 1,640
                                                                             =======    =======
Net income (loss).........................................................   $   891    $(3,671)
                                                                             =======    =======

7. BANK BORROWINGS, TERM DEBT AND OTHER BORROWINGS AND NOTES PAYABLE TO
   AFFILIATES

     In March 1994, the Company agreed to amend its borrowing arrangements with its bank lenders. The proposed structure is a $35 million line of credit with interest payable quarterly at the prime rate or at LIBOR plus a margin of 1% to 1.75%, depending on the Company's debt to equity ratio. The line of credit will mature in four years and may be extended to five years by the bank lenders. The line of credit will be consummated once final legal documentation is completed which is anticipated to be in April 1994.

     The following information relates to the debt agreements in effect as of December 31, 1993 and 1992:

                                                                                DECEMBER 31,
                                                                             ------------------
                                                                              1993       1992
                                                                             -------    -------
                                                                               (IN THOUSANDS)
Bank borrowings:
  Term loan at the prime rate of interest plus .5% or at the Company's
     option, LIBOR plus 2.5%..............................................   $12,000    $15,500
  Revolving promissory note at the federal funds rate plus 2.75%..........     6,597      --
Notes payable to affiliates:
  Secured subordinated notes at the prime rate of interest plus 6%........     --         9,500
  Secured subordinated convertible note at the prime rate of
     interest plus 6%.....................................................     --         7,000
Term debt and other borrowings............................................       354      1,567
                                                                             -------    -------
                                                                             $18,951    $33,567
                                                                             =======    =======

     At December 31, 1993, the $12.0 million note payable was collateralized by the Company's Acceptance common stock. Principal of $1,000,000 and interest on the note is due quarterly with a maturity of October 1, 1996.

     In August 1993, Redland refinanced its existing notes payable to a bank with a new $7,500,000 revolving promissory note with a maturity of January 5, 1995 which is collateralized by Redland common stock. At December 31, 1993, $6,597,000 was outstanding under this agreement.

     The Company issued $9.5 million of Secured Subordinated Notes to certain directors or stockholders in April 1992 through the exchange of previously issued secured and unsecured notes aggregating approximately

                      ACCEPTANCE INSURANCE COMPANIES INC.

$8.3 million and cash. Additionally, the Company issued to the holders of the Secured Subordinated Notes approximately 97,500 common stock warrants exercisable for five years at a price of $9.50 per share. In January 1993, these notes were redeemed.

     In April 1992, Acceptance issued a $7 million secured subordinated convertible note maturing in 1997. In April, 1993, this note was converted into 875,000 units of common stock and warrants identical to those issued in the Rights Offering (see Note 2).

     Aggregate maturities are as follows (in thousands):

1994...............................................................................   $ 4,354
1995...............................................................................    10,597
1996...............................................................................     4,000
                                                                                      -------
                                                                                      $18,951
                                                                                      =======

     Cash payments for interest were approximately $2.5 million, $4.2 million and $5.7 million during the years ended December 31, 1993, 1992 and 1991, respectively.

8. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1993. The prospective application of SFAS No. 109 resulted in no effect upon net income for the year ended December 31, 1993.

     SFAS No. 109 requires that the Company recognize a deferred tax asset for all temporary differences and net operating loss carryforwards and a related valuation allowance account when realization of the asset is uncertain. Accordingly, a valuation allowance has been recorded for the full amount of the deferred tax asset. During 1993, the valuation allowance decreased $1,560,000, the same amount the net deferred tax asset decreased. The significant items comprising the Company's net deferred tax asset as of December 31, 1993 are as follows (in thousands):

Net operating loss carryforwards expiring in varying amounts through 2006.........   $  2,440
Unpaid losses and loss adjustment expenses........................................      6,581
Unearned premiums.................................................................      3,037
Allowances for doubtful accounts..................................................        712
Major Realty basis difference.....................................................      7,531
                                                                                     --------
  Deferred tax asset..............................................................     20,301
                                                                                     --------
Deferred policy acquisition costs.................................................     (4,017)
Other.............................................................................        (23)
                                                                                     --------
  Deferred tax liability..........................................................     (4,040)
                                                                                     --------
                                                                                       16,261
Valuation allowance...............................................................    (16,261)
                                                                                     --------
Net deferred tax asset............................................................   $  --
                                                                                     ========

     The Company recognized a current tax expense of approximately $167,000 for the year ended December 31, 1993 as a result of amounts due under alternative minimum taxable income provisions which limit net operating loss carryforwards. Cash payments for income taxes were approximately $232,000 during the year ended December 31, 1993.

                      ACCEPTANCE INSURANCE COMPANIES INC.

9. OPERATING LEASES

     The Company leases office space and certain furniture and equipment under various operating leases. Future minimum obligations under these operating leases are as follows (in thousands):

1994................................................................................   $1,675
1995................................................................................    1,494
1996................................................................................    1,355
1997................................................................................    1,176
1998................................................................................      899
Thereafter..........................................................................    1,886
                                                                                       ------
                                                                                       $8,485
                                                                                       ======

     Rental expense totaled approximately $1,169,000, $1,014,000 and $569,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

10. STOCK OPTIONS AND AWARDS

     In December 1992, stockholders approved an incentive stock option plan under which options granted to employees vest over the four years following the date of grant, options granted to non-employee directors are vested one year from the date of grant and all options terminate ten years from the date of grant. A maximum of 500,000 shares are available for the plan and 94,500 options were granted during 1993.

     On January 27, 1993, certain executive officers of the Company were awarded non-qualified options entitling these officers to purchase a total of 72,500 shares of the Company's Common Stock market value on the date of grant of $8.75 per share, which are currently exercisable through January 27, 1998.

     In connection with consulting agreements entered into in May 1991 with certain of its directors, the Company incurred approximately $100,000 and $528,000 of expense during the years ended December 31, 1992 and 1991, respectively. Under the same agreements and in addition to the above, these directors received a total of 62,210 options to purchase Company common stock at a price of $10.25 per share, subject to certain antidilution provisions, which are exercisable through May 1996.

     Changes in stock options are as follows:

                                                                NUMBER OF SHARES
                                                               -------------------    OPTION PRICE
                                                               RESERVED    GRANTED      PER SHARE
                                                               --------    -------    -------------
Balance at January 1, 1991..................................    213,909    154,099    $ 3.92-$38.50
  Granted...................................................     62,210     74,710       $10.25
  Canceled..................................................         --     (6,513)
  Exercised.................................................    (15,290)   (15,290)      $ 4.32
                                                               --------    -------
Balance at December 31, 1991................................    260,829    207,006    $ 3.92-$38.50
  Reserved..................................................    500,000         --
  Canceled..................................................    (58,455)    (4,632)
  Exercised.................................................     (7,643)    (7,643)       $3.92
                                                               --------    -------
Balance at December 31, 1992................................    694,731    194,731    $12.76-$38.50
  Granted...................................................     72,500    167,000    $ 8.75-$13.00
  Canceled..................................................    (87,500)   (87,500)
                                                               --------    -------
Balance at December 31, 1993................................    679,731    274,231    $ 8.75-$38.50
                                                                =======    =======

     All shares under option at December 31, 1993 were exercisable, except for 94,500 options issued in 1993 under the incentive stock option plan.

                      ACCEPTANCE INSURANCE COMPANIES INC.

     In December 1992, stockholders approved an employee stock purchase plan whereby eligible employees will be given the opportunity to subscribe for the purchase of the Company's common stock for 85% of its fair market value as defined. During 1993, 12,639 shares were issued under this plan.

11. RELATED PARTY TRANSACTIONS

     Included in real estate revenues for the years ended December 31, 1992 and 1991, is fee income totaling approximately $1,522,000 and $1,850,000, respectively, for real estate advisory services provided by Major Group to Major Realty. Revenues for the year ended December 31, 1992 included a non-recurring fee of $925,000 associated with the settlement and termination of the advisory agreement in March 1992, effective January 1, 1992. As part of the termination and settlement agreement, Major Realty issued two promissory notes aggregating $1,514,581 to Major Group representing payment of all deferred fees and interest thereon and payment of the termination fee. The promissory notes bear interest at 12%, mature in 1997 and are collateralized by second and third mortgages on certain real property owned by Major Realty. One note, on which principal and accrued interest totals approximately $143,000 at December 31, 1993, is convertible into Major Realty common stock at any time, while the remaining note, on which principal and accrued interest totals approximately $278,000 at December 31, 1993, may be converted into Major Realty common stock beginning March 1995. Four members of the Board of Directors of the Company also serve on the Board of Directors of Major Realty.

12. INSURANCE PREMIUMS AND CLAIMS

     Insurance premiums written and earned by the Company's insurance subsidiaries at December 31, 1993, 1992 and 1991 are as follows (in thousands):

                                                                  1993         1992        1991
                                                                ---------    --------    --------
Direct premiums written......................................   $ 253,359    $144,464    $103,594
Assumed premiums written.....................................       2,683       7,627       1,259
Ceded premiums written.......................................    (118,537)    (68,006)    (41,871)
                                                                ---------    --------    --------
  Net premiums written.......................................   $ 137,505    $ 84,085    $ 62,982
                                                                =========    ========    ========
Direct premiums written......................................   $ 250,074    $134,551    $100,109
Assumed premiums written.....................................       3,642       7,048         908
Ceded premiums written.......................................    (125,634)    (62,435)    (35,853)
                                                                ---------    --------    --------
  Net premiums written.......................................   $ 128,082    $ 79,164    $ 65,164
                                                                =========    ========    ========

     Insurance loss and loss adjustment expenses have been reduced by recoveries recognized under reinsurance contracts of $216,246,000 for the year ended December 31, 1993.

     Five insurance agencies produced direct premiums written aggregating approximately 34%, 51% and 46% of total direct premiums during the years ended December 31, 1993, 1992 and 1991, respectively.

     Insurance loss and loss adjustment expenses paid totaled approximately $68,217,000, $48,530,000 and $39,224,000 during the years ended December 31,
1993, 1992 and 1991, respectively.

13. REINSURANCE

     The Company's insurance subsidiaries cede insurance to other companies under quota share, excess of risk and facultative treaties. The insurance subsidiaries also maintain catastrophe reinsurance to protect against catastrophic occurrences where claims can arise under numerous policies due to a single event. The reinsurance agreements are tailored to the various programs offered by the insurance subsidiaries. The largest amount retained in any one risk by the insurance subsidiaries during 1993 was $500,000. The insurance subsidiaries are contingently liable if the reinsurance companies are unable to meet their obligations. The methods used for recognizing income and expenses related to reinsurance contracts have been applied in a

                      ACCEPTANCE INSURANCE COMPANIES INC.

manner consistent with the recognition of income and expense on the underlying direct and assumed business. (See Note 1).

     One reinsurer, which has an A.M. Best rating of A+ (superior), accounted for approximately 9% of reinsurance recoverable on unpaid losses and loss adjustment expenses and prepaid reinsurance premiums at December 31, 1993. No other reinsurer, except for the Federal Crop Insurance Corporation (a division of the United States Dept. of Agriculture) accounted for more than 5% of these balances.

14. DIVIDEND RESTRICTIONS AND REGULATORY MATTERS

     Dividends from the Acceptance insurance subsidiaries and Redland insurance subsidiaries are not available to the Company because of restrictive covenants set forth in loan agreements which prohibit dividends from Acceptance or Redland to the Company without the express consent of the respective holders of these obligations.

     Acceptance's insurance subsidiaries reported to regulatory authorities total policyholders' surplus of approximately $57,044,000 and $33,324,000 at December 31, 1993 and 1992, respectively, and total statutory net income of $2,712,000 and $1,304,000 for the years ended December 31, 1993 and 1992, respectively. Redland's insurance subsidiaries reported to regulatory authorities total policyholders' surplus of approximately $14,719,000 at December 31, 1993 and statutory net loss of approximately $5,052,000 for the year ended December 31, 1993.

15. MAJOR GROUP ACQUISITION

     On September 25, 1992, the Company completed a merger with Major Group which increased the Company's ownership interest to 100%. Pursuant to Settlement Agreements among the Company, Major Group and certain secured creditors (the "Term Sheet Creditors"), Major Group (1) conveyed substantially all of its assets, except for certain property located in Fort Lauderdale, Florida (the "Fort Lauderdale Commerce Center Property") and two promissory notes from Major Realty Corporation (the "Major Realty Notes"), to the Term Sheet Creditors in satisfaction of all of Major Group's obligations due to them; (2) the Fort Lauderdale Commerce Center Property and the Major Realty Notes were transferred to the Company in satisfaction of all amounts due the Company under a note of a subsidiary of Major Group, which was secured by a mortgage on the Fort Lauderdale Commerce Center Property and guaranteed by Major Group; and (3) the Company issued a promissory note in the principal amount of $500,000 payable in installments over one year to the Term Sheet Creditors in exchange for all of the Major Group preferred stock held by the Term Sheet Creditors. Assets conveyed to the Term Sheet Creditors and liabilities satisfied approximated $5.7 million. Immediately upon conclusion of these transactions, Major Group was merged into a wholly-owned subsidiary of the Company.

     In addition, Major Group settled certain claims by agreeing to pay $150,000 in cash and other consideration, payment of which is guaranteed by the Company, payable over a two year period and payment of the net cash proceeds from the sale of certain sewer connections not to exceed $150,000. In connection with the above, the Company issued approximately 52,000 shares of common stock to complete the merger. The Company recorded approximately $494,000 of excess of cost over acquired net assets which is being amortized over five years. The net effect of the transactions among Major Group, the Term Sheet Creditors and the Company upon results of operations was insignificant.

16. DISCONTINUED OPERATIONS

     In December 1991, the Company decided to sell its approximate 52% interest in Orange-co, its Florida based subsidiary primarily engaged in growing and processing citrus products as well as packaging and marketing these citrus and other beverage products. The Company, therefore, recorded a provision for the expected loss on disposal, including estimated costs of disposition, of approximately $19,600,000, with no related federal income tax effect. Additionally, revenues and expenses of Orange-co were reclassified as net

                      ACCEPTANCE INSURANCE COMPANIES INC.

income (loss) from discontinued operations. The Company's interest in the estimated earnings of Orange-co during the disposal period were not recognized because such earnings were not expected to be realized.

     On May 28, 1992, the Company consummated the sale of Orange-co for $31,000,000. After payment of expenses of the transaction, $2,030,000, the Company realized a loss on the transaction of $83,000.

     Net sales of Orange-co for the year ended December 31, 1991, were $80,357,000.

17. CONTINGENCIES

     The Company is involved in various insurance related claims and other legal actions arising from the normal conduct of business. Management believes that the outcome of these proceedings will not have a material effect on the consolidated financial statements of the Company.

     A subsidiary of the Company has guaranteed debt of $775,000 relating to a real estate partnership in which the subsidiary has a limited partnership interest.

18. INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                                               PRIMARY        FULLY DILUTED
                                              UNDERWRITING                    NET INCOME       NET INCOME
                                                 INCOME       NET INCOME        (LOSS)         (LOSS) PER
        QUARTERS ENDED            REVENUES       (LOSS)         (LOSS)        PER SHARE           SHARE
- -------------------------------   --------    ------------    ----------      ----------      -------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993:
  December 31..................   $ 43,821      $   (264)      $  2,152         $ 0.21           $  0.21
  September 30.................     38,460           954          2,167           0.22              0.22
  June 30......................     32,581          (389)         1,715           0.20              0.20
  March 31.....................     30,433          (107)         1,552           0.24              0.23
                                  --------    ------------    ----------      ----------
                                  $145,295           194       $  7,586         $ 0.86(2)        $  0.85(2)
                                  ========     =========       ========       ========
1992:
  December 31..................   $ 24,434      $   (266)      $    814         $ 0.24           $  0.24
  September 30.................     25,280          (695)           756           0.22              0.22
  June 30......................     23,182        (2,011)(1)     (2,608)(1)      (0.76)            (0.76)
  March 31.....................     22,136            57            129           0.04              0.04
                                  --------    ------------    ----------      ----------
                                  $ 95,032      $ (2,915)      $   (909)        $(0.26)          $ (0.26)
                                  ========     =========       ========       ========

- -------------------------
(1) The underwriting loss and net loss for the quarter ended June 30, 1992 was primarily due to the $2,100,000 strengthening of the Company's loss reserves for its workers' compensation and liquor liability business.

(2) Quarterly net income per share numbers for 1993 do not add to the annual net income per share due to rounding.

19. SUBSEQUENT EVENT

     In March 1994, the Company entered into an Agreement and Plan of Merger with Statewide Insurance Corporation, the exclusive general agent for the Company's non-standard automobile insurance program underwritten by Phoenix Indemnity Insurance Company ("Phoenix Indemnity"), and the owner of 20% of the outstanding shares of common stock of Phoenix Indemnity pursuant to which the Company will acquire by merger (the "Merger") Statewide Insurance Corporation (except for certain assets and liabilities relating to its agency operations other than the non-standard automobile program which will be divested prior to the merger). The effective date of the Merger is March 31, 1994.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1994              1993
                                                                     -------------     ------------
                                                                      (UNAUDITED)      [(AUDITED)]
ASSETS
Investments:
  Fixed maturities available for sale..............................    $ 151,769         $ 95,836
  Fixed maturities held for investment.............................           --           51,756
  Marketable equity securities -- preferred stock..................        9,748            8,445
  Marketable equity securities -- common stock.....................        6,752            5,427
  Mortgage loans and other investments.............................        2,320            2,852
  Real estate......................................................        3,894            4,266
  Short-term investments, at cost, which approximates market.......       52,905           19,404
                                                                       ---------         --------
                                                                         227,388          187,986
Cash...............................................................        6,562            2,894
Receivables, net...................................................      106,510           37,338
Reinsurance recoverable on paid loss and adjustment expenses.......       21,420           10,828
Equity investment in Major Realty Corporation......................        5,157            5,376
Property and equipment, net........................................        4,087            3,200
Reinsurance recoverable on unpaid loss and adjustment expenses.....       92,072           95,886
Deferred policy acquisition costs..................................       19,401           11,815
Prepaid reinsurance premiums.......................................       21,386           15,448
Deferred tax asset.................................................        8,537               --
Excess of cost over acquired net assets............................       38,400           33,254
Other assets.......................................................        4,245            5,360
                                                                       ---------         --------
          Total assets.............................................    $ 555,165         $409,385
                                                                       =========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Losses and loss adjustment expenses................................    $ 229,080         $211,600
Unearned premiums..................................................       91,664           60,114
Amounts payable to reinsurers......................................       83,364            7,186
Accounts payable and accrued liabilities...........................       19,606           13,343
Bank borrowings, term debt and other borrowings....................       29,000           18,951
                                                                       ---------         --------
          Total liabilities........................................      452,714          311,194
Contingencies......................................................           --               --
Minority interests.................................................           --            2,474
                                                                       ---------         --------
Stockholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized, none
     issued........................................................           --               --
  Common stock, $.40 par value, 20,000,000 shares authorized;
     10,266,481 and 9,976,415 shares issued........................        4,107            3,991
  Capital in excess of par value...................................      143,222          140,002
  Unrealized gain (loss) on marketable equity securities; and on
     fixed maturities available for sale, net of tax...............       (9,785)              66
  Accumulated deficit..............................................      (30,829)         (44,078)
                                                                       ---------         --------
                                                                         106,715           99,981
  Less:
     Treasury stock, at cost, 35,559 shares........................       (1,564)          (1,564)
     Contingent stock, 240,000 shares..............................       (2,700)          (2,700)
                                                                       ---------         --------
          Total stockholders' equity...............................      102,451           95,717
                                                                       ---------         --------
          Total liabilities and stockholders' equity...............    $ 555,165         $409,385
                                                                       =========         ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                       THREE MONTHS              NINE MONTHS
                                                    -------------------     ---------------------
                                                     1994        1993         1994         1993
                                                    -------     -------     --------     --------
Revenues:
  Insurance premiums earned.......................  $63,425     $34,438     $148,119     $ 88,948
  Insurance agency commissions....................      837         952        2,639        2,998
  Net investment income...........................    3,553       2,475        9,230        7,740
  Net realized capital gains......................      101         595          499        1,788
                                                    -------     -------     --------     --------
                                                     67,916      38,460      160,487      101,474
                                                    -------     -------     --------     --------
Costs and expenses:
  Cost of revenues:
     Insurance losses and loss adjustment
       expenses...................................   45,207      28,202      105,790       67,821
     Insurance agency costs.......................      755         988        2,422        2,908
     Insurance underwriting expenses..............   13,719       5,282       36,015       20,669
  General and administrative expenses.............    1,372       1,066        3,721        2,150
                                                    -------     -------     --------     --------
                                                     61,053      35,538      147,948       93,548
                                                    -------     -------     --------     --------
Operating profit..................................    6,863       2,922       12,539        7,926
                                                    -------     -------     --------     --------
Other income (expense):
  Interest expense................................     (461)       (627)      (1,160)      (1,865)
  Share of net loss of investee...................      (65)        (40)        (219)        (263)
  Other, net......................................      (11)         50           34          (41)
                                                    -------     -------     --------     --------
                                                       (537)       (617)      (1,345)      (2,169)
                                                    -------     -------     --------     --------
Income before income taxes and minority
  interests.......................................    6,326       2,305       11,194        5,757
Current tax expense...............................    1,301          85        1,366          175
Deferred tax benefit..............................   (1,301)         --       (3,501)          --
Minority interests in net income of consolidated
  subsidiaries....................................       --          53           80          148
                                                    -------     -------     --------     --------
Net income........................................  $ 6,326     $ 2,167     $ 13,249     $  5,434
                                                    =======     =======     ========     ========
Earnings per share:
  Primary.........................................  $   .51     $   .22     $   1.12     $    .66
                                                    =======     =======     ========     ========
  Fully diluted...................................  $   .50     $   .22     $   1.09     $    .64
                                                    =======     =======     ========     ========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                          1994         1993
                                                                        --------     ---------
Cash flows from operating activities:
  Net income..........................................................  $ 13,249     $   5,434
  Net adjustment to reconcile net income to net cash provided by
     operating activities.............................................    35,785        26,698
                                                                        --------     ---------
          Net cash provided by operating activities...................    49,034        32,132
                                                                        --------     ---------
Cash flows from investing activities:
  Proceeds from sales of investments..................................       641         1,067
  Proceeds from sales of investments available for sale...............    22,151        94,776
  Proceeds from maturities of investments.............................     6,545         4,201
  Proceeds from maturities of investments held for investment.........        --         4,133
  Proceeds from maturities of investments available for sale..........    13,828        11,658
  Purchases of investments............................................   (29,508)       (6,821)
  Purchases of investments available for sale.........................   (57,285)     (149,619)
  Purchase of Redland, net of cash and cash equivalents acquired......        --        (4,106)
  Purchases of property and equipment.................................    (1,172)         (730)
                                                                        --------     ---------
          Net cash used for investing activities......................   (44,800)      (45,441)
                                                                        --------     ---------
Cash flows from financing activities:
  Repayments of bank borrowing........................................   (18,597)       (7,211)
  Proceeds from bank borrowings.......................................    29,000         6,500
  Repayments of term debt, other borrowings and notes payable to
     affiliates.......................................................      (354)      (10,588)
  Minority interests..................................................         7           823
  Proceeds from issuance of common stock..............................       236        31,205
  Other...............................................................      (340)           --
                                                                        --------     ---------
          Net cash provided by financing activities...................     9,952        20,729
                                                                        --------     ---------
Net increase (decrease) in cash and short-term investments............    14,186         7,420
Cash and short-term investments at beginning of period................    17,561        12,471
                                                                        --------     ---------
Cash and short-term investments at end of period......................  $ 31,747     $  19,891
                                                                        ========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest............................  $  1,018     $   2,144
                                                                        ========     =========
  Cash paid during the period for income taxes........................  $     78     $     167
                                                                        ========     =========
Non-cash financing activities:
  Notes payable to affiliates converted to equity.....................  $     --     $   7,000
                                                                        ========     =========
  Issuance of common stock for merger with Statewide..................  $  3,100     $      --
                                                                        ========     =========
  Issuance of common stock for merger with Redland....................  $     --     $  15,064
                                                                        ========     =========

    The accompanying notes are an integral part of the interim consolidated financial statements.

                      ACCEPTANCE INSURANCE COMPANIES INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The Company's consolidated financial statements include the accounts of Acceptance Insurance Companies Inc. and majority owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

MANAGEMENT'S OPINION

     The accompanying consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments except as otherwise disclosed, which in the opinion of management are considered necessary to fairly present the Company's financial position as of September 30, 1994 and December 31, 1993, and the results of operations for the three months and nine months ended September 30, 1994 and 1993 and cash flows for the nine months ended September 30, 1994 and 1993.

STATEMENTS OF CASH FLOWS

     The Company aggregates cash and short-term investments with maturity dates of three months or less from the date of purchase for purposes of reporting cash flows. As of September 30, 1994 approximately $27,720,000 of short-term investments had a maturity date at acquisition of greater than three months.

EXCESS OF COST OVER ACQUIRED NET ASSETS

     The excess of cost over equity in acquired net assets is being amortized principally using the straight-line method over periods not exceeding 40 years. Recoverability of this asset is evaluated periodically based on Management's estimate of future undiscounted earnings of the businesses acquired.

RECLASSIFICATIONS

     Certain prior year accounts have been reclassified to conform with current period presentation.

2. SUBSEQUENT EVENTS:

     On December 1, 1994, holders of approximately 4.85 million warrants to purchase, at a price of $11.00 per share, shares of common stock of the Company exercised such warrants, resulting in net proceeds to the Company of approximately $53.4 million. A total of $38 million of such proceeds were invested in certain of the Company's insurance subsidiaries.

3. STATEWIDE MERGER:

     On March 31, 1994, the Company entered into an Agreement and Plan of Merger with Statewide Insurance Corporation ("Statewide"), the exclusive general agent for the Company's non-standard automobile insurance program underwritten by Phoenix Indemnity Insurance Company ("Phoenix Indemnity"), and the owner of 20% of the outstanding shares of common stock of Phoenix Indemnity, pursuant to which the Company acquired by merger (the "Merger") Statewide (except for certain assets and liabilities relating to its agency operations other than the non-standard automobile program which were divested prior to the Merger). The Merger was effective at the beginning of business on April 1, 1994.

     The purchase price of approximately $3.1 million, comprised of approximately 266,000 shares of the Company's common stock, was allocated based upon the estimated fair market value of assets acquired and liabilities assumed. The purchase price in excess of the fair market value of the net assets acquired is being amortized using the straight-line method over 40 years.

                      ACCEPTANCE INSURANCE COMPANIES INC.

4. PER SHARE DATA:

     Primary earnings per share and fully diluted earnings per share are based on the weighted average shares outstanding of approximately 13.5 million and
13.7 million, respectively, for the three months ended September 30, 1994 and approximately 12.5 million and 12.6 million, respectively, for the three months ended September 30, 1993. Primary earnings per share and fully diluted earnings per share are based on the weighted average shares outstanding of approximately
13.4 million and 13.6 million, respectively, for the nine months ended September 30, 1994 and approximately 11.0 million and 11.4 million, respectively, for the nine months ended September 30, 1993. Included in weighted average shares outstanding is the assumed conversion of all outstanding options and warrants utilizing the treasury stock method with appropriate adjustment to net income attributable to the assumed use of proceeds.

5. INVESTMENTS:

     On January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." In conjunction with the adoption of SFAS 115, the Company reclassified its debt and equity securities to meet the requirements of the statement. SFAS 115 requires investments in debt and equity securities to be classified at acquisition into one of three categories: held to maturity, available for sale, or trading. Securities are classified as trading when they are bought and held principally for the purpose of selling them in the near future. Securities are classified as available for sale when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. Securities are classified as held to maturity securities when the Company has the positive intent and ability to hold these securities until maturity.

     At January 1, 1994 and September 30, 1994 all debt and equity securities were classified as available for sale. Available for sale securities are stated at fair value with the unrealized gains and losses reported as a separate component of stockholders' equity.

                      ACCEPTANCE INSURANCE COMPANIES INC.

     The amortized cost and related market values of debt and equity securities in the accompanying balance sheets are as follows (in thousands):

                                                                  GROSS          GROSS
                                                  AMORTIZED     UNREALIZED     UNREALIZED      MARKET
                                                    COST          GAINS          LOSSES         VALUE
                                                  ---------     ----------     ----------     ---------
September 30, 1994:
  Fixed maturities available for sale:
     U.S. Treasury and government securities....  $  36,322       $   14        $  1,459      $  34,877
     States, municipalities and political
       subdivisions.............................     33,280           10           1,034         32,256
     Mortgage-backed securities.................     72,936          136          10,891         62,181
     Other debt securities......................     22,768          110             423         22,455
                                                  ---------     ----------     ----------     ---------
                                                  $ 165,306       $  270        $ 13,807      $ 151,769
                                                   ========     ========        ========       ========
  Marketable equity securities available for
     sale -- preferred stock....................  $  10,448       $   17        $    717      $   9,748
                                                   ========     ========        ========       ========
  Marketable equity securities available for
     sale -- common stock.......................  $   6,903       $  414        $    565      $   6,752
                                                   ========     ========        ========       ========

December 31, 1993:
  Fixed maturities held for investment:
     U.S. Treasury and government securities....  $   9,076       $  360        $     --      $   9,436
     States, municipalities and political
       subdivisions.............................        504           26              --            530
     Mortgage-backed securities.................     33,070        1,330              81         34,319
     Other debt securities......................      9,106          663              --          9,769
                                                  ---------     ----------     ----------     ---------
                                                  $  51,756       $2,379        $     81      $  54,054
                                                   ========     ========        ========       ========
  Fixed maturities available for sale:
     U.S. Treasury and government securities....  $  17,379       $  241        $    206      $  17,414
     States, municipalities and political
       subdivisions.............................     33,370          407               4         33,773
     Mortgage-backed securities.................     40,687          302             203         40,786
     Other debt securities......................      4,400           88              11          4,477
                                                  ---------     ----------     ----------     ---------
                                                  $  95,836       $1,038        $    424      $  96,450
                                                   ========     ========        ========       ========
  Marketable equity securities -- preferred
     stock......................................  $   8,367       $  179        $    101      $   8,445
                                                   ========     ========        ========       ========
  Marketable equity securities -- common
     stock......................................  $   5,439       $  347        $    359      $   5,427
                                                   ========     ========        ========       ========

                      ACCEPTANCE INSURANCE COMPANIES INC.

6. INSURANCE PREMIUMS AND CLAIMS:

     Insurance premiums written and earned by the Company's insurance subsidiaries for the three months and nine months ended September 30, 1994 and 1993 are as follows (in thousands):

                                                     THREE MONTHS               NINE MONTHS
                                                ----------------------     ----------------------
                                                  1994          1993         1994          1993
                                                ---------     --------     ---------     --------
Direct premiums written.......................  $ 168,170     $ 96,986     $ 336,517     $177,093
Assumed premiums written......................     18,235        1,063        24,630        2,401
Ceded premiums written........................   (117,792)     (61,713)     (187,415)     (80,059)
                                                ---------     --------     ---------     --------
  Net premiums written........................  $  68,613     $ 36,336     $ 173,732     $ 99,435
                                                =========     ========     =========     ========
Direct premiums earned........................  $ 160,549     $ 96,131     $ 305,036     $171,352
Assumed premiums earned.......................     18,401        1,073        24,560        3,360
Ceded premiums earned.........................   (115,525)     (62,766)     (181,477)     (85,764)
                                                ---------     --------     ---------     --------
  Net premiums earned.........................  $  63,425     $ 34,438     $ 148,119     $ 88,948
                                                =========     ========     =========     ========

     Insurance loss and loss adjustment expenses have been reduced by recoveries recognized under reinsurance contracts of approximately $53,416,000 and $101,378,000 for the three months and nine months ended September 30, 1994, respectively.

7. BANK BORROWINGS, TERM DEBT AND OTHER BORROWINGS:

     On March 31, 1994, the Company amended its borrowing arrangements with its bank lenders. The new structure is a $35 million line of credit with interest payable quarterly at the Company's option of the prime rate or LIBOR plus a margin of 1% to 1.75%, depending on the Company's debt to equity ratio. The line of credit will mature in four years and may be extended to five years by the bank lenders.

     At September 30, 1994, the Company had $29 million outstanding under this arrangement. The proceeds were used to retire bank borrowings and accrued interest of $17.7 million and to provide capital for insurance subsidiaries. On September 6, 1994 the Company elected LIBOR plus 1.25% percent or 6.25% through December 6, 1994.

8. INCOME TAXES:

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Tax", effective January 1, 1993.

     SFAS No. 109 requires that the Company recognize a deferred tax asset for all temporary differences and net operating loss carryforwards and a related valuation allowance account when realization of the asset is uncertain. The Company had reported pre-tax losses from 1989 through 1992. Although the circumstances that generated these losses were not indicative of operating income, management was uncertain of future earnings and recorded the related valuation allowance account.

     The Company has reported nine consecutive quarters with pre-tax earnings. The Company has generated AMT credit carryforwards and has used all of its net operating loss carryforwards. Management continued assessing the weight of evidence at each balance sheet and continues to believe it is more likely than not that the Company will realize a portion of the deferred tax asset. During 1994 the Company has reduced the valuation allowance by approximately $5.9 million.

                      ACCEPTANCE INSURANCE COMPANIES INC.

                                                                                 (IN THOUSANDS)
                                                                                 --------------
Unpaid losses and loss adjustment expenses.....................................     $  7,031
Unearned premiums..............................................................        4,779
Allowances for doubtful accounts...............................................        1,098
Other..........................................................................          607
Unrealized loss on marketable equity securities................................          264
Unrealized loss on fixed maturities available for sale.........................        4,603
Major Realty basis difference..................................................        7,606
                                                                                    --------
  Deferred tax asset...........................................................       25,988
                                                                                    --------
Deferred policy acquisition costs..............................................       (6,596)
Other..........................................................................         (466)
                                                                                    --------
  Deferred tax liability.......................................................       (7,062)
                                                                                    --------
                                                                                      18,926
Valuation allowance............................................................      (10,389)
                                                                                    --------
Net deferred tax asset.........................................................     $  8,537
                                                                                    ========

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Incorporation of Certain Documents by
  Reference..........................       2
Prospectus Summary...................       3
The Company..........................       7
Certain Investment Considerations....      10
Use of Proceeds......................      15
Market for Registrant's Common Stock
  and Dividend Policy................      16
Capitalization.......................      17
Selected Consolidated Financial
  Data...............................      18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      20
Business.............................      29
Management...........................      47
Description of Notes.................      50
Description of Capital Stock.........      57
Certain Federal Income Tax
  Consequences.......................      58
Underwriting.........................      61
Legal Matters........................      62
Experts..............................      62
Available Information................      62
Glossary of Insurance Terms..........      64
Index to Financial Statements........     F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                  $60,000,000

                              ACCEPTANCE INSURANCE
                                 COMPANIES INC.

                                   % CONVERTIBLE
                               SUBORDINATED NOTES
                                 DUE
                                  ------------
                                   PROSPECTUS
                                           , 1995

                                  ------------
                               SMITH BARNEY INC.

                                  ADVEST, INC.

                            OPPENHEIMER & CO., INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities to be registered.

        Securities and Exchange Commission registration fee...............  $  23,793
        Trustee's fees....................................................     25,000
        NASD filing fee...................................................      8,000
        Rating agency fees................................................     50,000
        Accounting fees and expenses......................................     50,000
        Legal fees and expenses (including "Blue Sky" legal fees).........    200,000
        Printing and engraving............................................    125,000
        Miscellaneous expenses............................................     13,207
        Transfer agent and Registrar fees.................................      5,000
                                                                            ---------
                  Total...................................................  $ 500,000
                                                                             ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW.

     The General Corporation Law of Delaware ("Delaware Law") under which the Company is incorporated, permits the Company to indemnify each of its directors and officers against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with litigation or similar proceedings by reason of serving in such capacities if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to criminal actions or proceedings, was not unlawful.

RESTATED CERTIFICATE OF INCORPORATION.

     The Company's Restated Certificate of Incorporation generally provides that directors and officers will be indemnified to the fullest extent permissible under Delaware Law against all expenses (including amounts paid in settlement) incurred in any proceeding (whether or not such proceeding was by or in the right of the Company) in which they were a party because of their position as a director or officer of the Company or because they served at the request of the Company as a director, officer, employee or agent of another corporation or entity.

     The general effect of the indemnification provisions of the Restated Certificate of Incorporation and the Delaware Law is that the Company is required to pay for all expense, liability or loss reasonably incurred by its directors and officers in any action in which they are a party by reason of the fact that they are directors or officers of the Company, except where a court determines that such indemnification is not permissible or that the person seeking indemnification is not entitled to indemnification. The Company is prohibited from making payment for indemnification on account of any matter: (i) regarding remuneration paid to such person if the remuneration was in violation of law; (ii) for an accounting of profits made from the purchase or sale by such person of securities of the Company in violation of Section 16(b) of the Securities Exchange Act of 1934; (iii) brought about or contributed to by the dishonesty of such person if a court establishes that acts of active and deliberate dishonesty were committed or attempted by such person with actual dishonest purpose and intent and were material to the adjudication; (iv) attributable to such person having gained any personal profit or advantage to which he was not entitled; or (v) any matter in respect of which any final decision by a court having competent jurisdiction or other final adjudication shall determine that indemnification is not lawful. The Company's obligations include the payment in advance of the final disposition of a proceeding or expenses incurred by a director or officer in defending such proceeding upon the receipt from such director or officer of an undertaking to repay such expenses if it is ultimately determined that such officer or director is not entitled to indemnification. Directors and officers are entitled to bring suit against the Company, at the Company's expense if successful, for failure to make a requested indemnification and the Company has the burden of proof to show such indemnification to be improper. The indemnification obligations of the Company may be funded through insurance or otherwise.

ITEM 16. EXHIBITS

     See Exhibit Index.

ITEM 17. UNDERTAKINGS

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes that: (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (b) for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains the form of Prospectus shall deemed to be a new Registration Statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing in Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska on February 23, 1995.

                                         ACCEPTANCE INSURANCE COMPANIES INC.

                                         By /s/ KENNETH C. COON
                                           -------------------------------------
                                            Kenneth C. Coon
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date or dates indicated.

                 SIGNATURES                              CAPACITY                    DATE
- ---------------------------------------------   ---------------------------   ------------------

             /s/ KENNETH C. COON                Chairman and Chief            February 23, 1995
- ---------------------------------------------     Executive Officer and
               Kenneth C. Coon                    Director
             /s/ JOHN P. NELSON                 President and Chief           February 23, 1995
- ---------------------------------------------     Operating Officer and
               John P. Nelson                     Director
             /s/ GEORGIA M. MACE                Treasurer (Principal          February 23, 1995
- ---------------------------------------------     Financial and Chief
               Georgia M. Mace                    Accounting Officer)
            /s/ JAY A. BIELFIELD                Director                      February 23, 1995
- ---------------------------------------------
              Jay A. Bielfield
         /s/ EDWARD W. ELLIOTT, JR.             Director                      February 23, 1995
- ---------------------------------------------
           Edward W. Elliott, Jr.
              /s/ ROBERT LEBUHN                 Director                      February 23, 1995
- ---------------------------------------------
                Robert LeBuhn
           /s/ MICHAEL R. MCCARTHY              Director                      February 23, 1995
- ---------------------------------------------
             Michael R. McCarthy
             /s/ R. L. RICHARDS                 Director                      February 23, 1995
- ---------------------------------------------
               R. L. Richards
           /s/ DAVID L. TREADWELL               Director                      February 23, 1995
- ---------------------------------------------
             David L. Treadwell
            /s/ DOUG T. VALASSIS                Director                      February 23, 1995
- ---------------------------------------------
              Doug T. Valassis

                                 EXHIBIT INDEX

  NUMBER                                   EXHIBIT DESCRIPTION
  ------    ----------------------------------------------------------------------------------
    1.1*    Underwriting Agreement dated             , 1995 by and among Acceptance Insurance
            Companies Inc., Smith Barney Inc., Advest, Inc. and Oppenheimer & Co., Inc.
    4.1     Form of Stock Certificate representing shares of Acceptance Insurance Companies
            Inc. Common Stock, $.40 par value. Incorporated by reference to the Acceptance
            Insurance Companies Inc. Annual Report on Form 10-K for the year ended December
            31, 1992.
    4.3*    Form of Indenture relating to      % Convertible Subordinated Notes due 2005
            (including Form of Note).
    5*      Opinion of Crosby, Guenzel, Davis, Kessner & Kuester, Counsel for the Registrant.
   12.1     Statement re: Computation of Ratios of Earnings to Fixed Charges.
   12.2     Statement re: Computation of Pro Forma Ratios of Earnings to Fixed Charges.
   23.1     Consent of Deloitte & Touche LLP.
   23.2     Consent of Price Waterhouse LLP.
   23.3*    Consent of Crosby, Guenzel, Davis, Kessner & Kuester.
   25*      Statement of Eligibility of Trustee.
   28       Schedule P -- Analysis of Losses and Loss Expenses of Consolidated Annual
            Statement for the year 1993. Incorporated by reference to the Acceptance Insurance
            Companies Inc. Annual Report on Form 10-K for the year ended December 31, 1993.

- -------------------------
* To be filed by amendment